Form 20-F
period 2025-06-30
TryHard Holdings Ltd
filed 2025-10-31
CIK 2044241

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-42820

TryHard Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

2 Chome 5−19

Kyutaromachi

Chuo Ward, Osaka

Japan 541-0056

(Address of principal executive offices)

Rakuyo Otsuki, Chief Executive Officer

Telephone: +81 06 4708 6470

At the address of the Company set forth above

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary Shares, par value US$0.00002 per share	THH	The Nasdaq Capital Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

48,750,000 Ordinary Shares, US$0.00002 per share, as at June 30, 2025.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

Yes ☐ No ☒

If the report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15D of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes ☐ No ☒

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

Basis of Presentation

Unless otherwise indicated, all financial information contained in this report are prepared in accordance with the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB, and the interpretations issued by the IASB’s International Financial Reporting Interpretation Committee.

Certain amounts, percentages and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them, and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Financial Information in U.S. Dollars

TryHard Holdings Limited is a holding company with operations conducted in Japan through its operating subsidiary in Japan, using Japan yen. Our functional currency and reporting currency are the Japanese yen (“JPY” or “¥”), the legal currency of Japan. The terms “dollar” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this report of Japanese yen into U.S. dollars have been made at the exchange rates of ¥144.17 = $1.00, which was the foreign exchange rate on June 30, 2025, as reported by the Board of Governors of the Federal Reserve System (the “U.S. Federal Reserve”) in its weekly release on June 30, 2025. Historical and current exchange rate information may be found at https://www.federalreserve.gov/releases/h10.

Recent Events

On August 29, 2025, the Company completed its initial public offering of 1,525,000 Ordinary Shares at a public offering price of $4.00 per share (the “Public Offering”). Total gross proceeds to the Company from the Public Offering, before deducting discounts, expenses allowance and expenses, were $7 million. The Ordinary Shares began trading on August 28, 2025 on the Nasdaq Capital Market under the ticker symbol “THH.”

As of the date of this Annual Report, our Group is comprised of TryHard Japan Co., Ltd., a limited liability company organized under the laws of Japan and a wholly-owned subsidiary of our Company; TryHard Management Co., Ltd., a company organized under the laws of Japan and an indirect wholly-owned subsidiary of our Company; Iroha Music Co., Ltd., a company organized under the laws of Japan and an indirect wholly-owned subsidiary of our Company; and TryHard Technology Co., Ltd., a company organized under the laws of Japan and an indirect wholly-owned subsidiary of our Company. (See “Item 4. Information of the Company – Corporate Structure.”

PART I

ITEM 1. IDENTITY OF DIRECTORS, OFFICERS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. RESERVED

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable

D. RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our event curation business is exposed to significant risks related to unpredictable demand and potential event cancellations, both of which could adversely impact our revenue and profitability.

Unpredictable demand for events poses a major challenge to our business. Consumer interest in events, whether self-produced or subcontracted, can vary widely due to factors such as economic conditions, changing consumer preferences, and competition. A decline in consumer interest or attendance could result in reduced revenue from event curation, negatively affecting our financial performance. Furthermore, the production of self-organized events is inherently vulnerable to disruptions caused by external factors. Unforeseen circumstances such as adverse weather conditions, public health concerns (e.g., pandemics), or venue-related issues can lead to event cancellations or reduced attendance. These disruptions not only impact revenue projections but may also result in sunk costs and reputational damage, further affecting our business operations.

The operation of our club business is inherently subject to significant regulatory and operational risks.

Changes in regulations represent a major challenge for the nightlife and club industry in Japan. This sector is heavily regulated, with strict requirements related to licensing, noise restrictions, health and safety standards, and alcohol laws. Any amendments to these regulations, or a tightening of compliance requirements, could result in increased operating costs or impose restrictions that limit our ability to operate clubs profitably. In addition to regulatory challenges, operational liabilities pose another significant risk. The nature of club operations involves inherent risks such as accidents, safety violations, or security incidents. Any legal claims or reputational harm resulting from such incidents could lead to financial liabilities, loss of customer trust, and potential damage to our brand image. Managing these risks effectively is critical to sustaining our business and maintaining our market position.

Our sub-leasing business is subject to significant risks related to lease agreements and fluctuations in the real estate market.

We face risks associated with lease agreements, as we are responsible for securing long-term tenants for the properties we sub-lease. If we are unable to sub-lease venues to clubs at favorable rates, or if tenant clubs default on their lease obligations, we may still be obligated to pay rent to landlords under the original lease terms. This could result in significant pressure on our profit margins and negatively impact our financial performance. Additionally, fluctuations in the real estate market, including changes in rental prices and property values, pose another layer of risk to our sub-leasing operations. If rental rates increase or demand for leased venues decreases, we may encounter difficulties in maintaining profitable sub-leasing arrangements. Such changes in the market could lead to reduced profitability or even financial losses, adversely affecting our overall business performance.

We operate in a highly-competitive market and our failure to compete effectively could adversely affect our results of operations.

The restaurant and F&B industry is inherently challenging, characterized by high operating costs, evolving consumer preferences, and fluctuations in food supply costs. Any operational issues, such as food safety incidents, unfavorable customer reviews, or inefficiencies in management, could have a material adverse effect on our reputation, revenue, and profitability. Maintaining consistent quality and service across our restaurant locations is essential, and failure to do so could diminish customer trust and loyalty. Economic downturns or periods of financial uncertainty often result in reduced discretionary spending by consumers, particularly in areas like dining and entertainment. A significant portion of our revenue is derived from our club and restaurant operations, and a decline in consumer spending could lead to reduced customer traffic and lower sales volumes. Prolonged periods of economic instability could further compound these effects, impacting our financial condition and results of operations.

The failure to attract and retain key entertainers and highly skilled employees could prevent us from executing our business strategy.

To execute our business strategy, we must attract and retain key entertainers and highly skilled employees. In particular, high-quality performers are very important to our brand success and are difficult to replace. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and difficulty in retaining highly skilled employees. In particular, we have experienced a competitive hiring environment in Japan, where we are headquartered and will continue to experience a competitive hiring environment as we recruit for remote talent worldwide. Many of the companies with which we compete for experienced personnel may have greater resources than we do. In addition, in making employment decisions, job candidates often consider the value of the stock options or other equity incentives they are to receive in connection with their employment. If the price of our stock declines, or experiences significant volatility, our ability to attract or retain key employees will be adversely affected. If we fail to attract new personnel or fail to retain and motivate our current personnel, our growth prospects could be severely harmed.

Our success depends on the continuing efforts of our key employees, including our senior management members and other key personnel. If we fail to hire, retain and motivate our key employees, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that our success depends substantially on the continued efforts of our key employees, including our senior management members and other qualified and key personnel. We rely on our executive officers, senior management and key employees to generate business and execute our initiatives successfully. Rakuyo Otsuki, our Chief Executive Officer, has a wealth of knowledge and business experience in the event produce, club management, sub-lease, and restaurant industry, the core business of our Group, as well as numerous personal and business relationships in this industry, and plays an extremely important role in the management of our Company. In addition, the relationships and reputation that members of our management and key employees have established and maintain with government personnel and other business partners contribute to our ability to maintain good relations and to identify new business opportunities. The loss of any key personnel or our failure to attract additional talent could reduce our employee retention, disrupt our research and development activities and operations, and impair our revenue growth and competitiveness. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all, and we might lose the innovation, collaboration and focus that contribute to our business.

We are vulnerable to changes in consumer preferences and economic conditions that could harm our business, financial condition, results of operations and cash flow.

Our businesses depend on discretionary consumer spending and are often affected by changes in consumer tastes, national, regional and local economic conditions, and demographic trends. Factors such as traffic patterns, weather, local demographics, and the type, number and locations of competitors may adversely affect the performance of individual locations. In addition, economic downturns, rapid inflation, tight labor market conditions and the resulting increase of general wage levels and increases in lease expenses could harm the industry in general and our locations in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing that could harm our business, financial condition, results of operations and cash flow. There can be no assurance that consumers will continue to regard our brand favorably or that we will be able to develop new services that appeal to consumer preferences. Our business, financial condition and results of operations depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions. If we are unable to adapt to changes in consumer preferences and trends, we may lose customers and our revenues may decline.

Cyber-attacks and security vulnerabilities could result in serious harm to our reputation, business, and financial condition.

Threats to network and data security are constantly evolving and becoming increasingly diverse and sophisticated. Our products and services, as well as our servers and computer systems and those of third parties that we rely on, are subject to cybersecurity risks inherent to companies that process personal data. An increasing number of organizations have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks.

We were recently informed, in July of 2025, by the underwriter in our recent initial public offering that it had suffered a cybersecurity incident and specifically a ransomware incident, which has resulted in unauthorized access to some of the Representative’s systems and data, and the exfiltration of certain data from the Representative’s systems as well. It seems likely that confidential information regarding the Company that we had provided the underwriter in connection with its due diligence in our initial public offering was included in the data that was exfiltrated The underwriter is still investigating the extent of this incident, and has also informed us that it does not have any evidence that this data has been misused at this time. While we believe that any material data regarding the Company that was exfiltrated is reflected in our publicly available documents, we could be subject to liability risks to the extent the data consists of sensitive information about our officers, directors, personnel, contractors, customers, suppliers or vendors. We believe that any such risk is manageable and can be absorbed and addressed by our existing cybersecurity policies, procedures, and controls.

To that end, we employ robust security to defend against intrusion and attack of our systems, to protect our data and to resolve and mitigate the impact of any incidents. We also regularly educate our employees on these risks, and provide training to them to learn how to identify and respond to the same. Like most companies today, despite these efforts there is no way to fully remove the possibility of a cybersecurity incident from occurring and we, and third parties that we rely on, will likely experience cyber incidents in the future. Thus, in addition to the identified risk above, any additional future cyber incidents and resulting data breaches could result in substantial liability, regulatory actions, financial penalties, significant out of pocket costs, damage to our data and ability to do business, and reputational harm.

We and third parties that we rely on may experience cybersecurity incidents due to human error, malfeasance, system errors or vulnerabilities, or other issues. Actual or perceived cybersecurity incidents relating to our data or confidential information could subject us to regulatory investigations and orders, litigation, indemnity obligations, damages, penalties, fines and other costs in connection with actual and alleged contractual breaches, violations of applicable laws and regulations and other liabilities. Any such incident could also materially damage our reputation and harm our business, results of operations and financial condition. We do not maintain errors, omissions, and cyber liability insurance policies that cover security and privacy damages and hence have no insurance coverage in the event of liabilities actually incurred related to any such damages.

We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks such as COVID-19, political events, war, terrorism, and unfavorable macroeconomic conditions such as inflation, which could disrupt business and limit our ability to grow our business and negatively affect our results of operations.

We and some of our suppliers, manufacturers, and customers are located in areas that have been or may be affected by natural disasters such as floods, typhoons, tsunamis, tornadoes, fires, earthquakes, volcanic eruptions, global pandemics such as COVID-19, war, and terrorism. Extreme weather events such as severe weather, resulting electrical or technological failures, or even a leak at a nuclear power plant could disrupt our operations and adversely affect our ability to sell our products and services. Any of these events could adversely affect our ability to sell our products and services and host events, and any of them could affect customer trends and purchasing, which in turn could adversely affect our revenues, assets or business.

In addition, our business may be affected by force majeure events, such as natural disasters. Temporary or prolonged disruptions in the transportation of goods, delays in our goods and supplies, disruptions in our technical support or information systems, fuel or power shortages or sharp increases in fuel or power prices could increase the cost of doing business. These events could also have indirect consequences, such as increased insurance or tax costs, if they result in a material loss of property or other insurable losses. Any one or a combination of these factors could have an adverse effect on our business and financial results.

Negative conditions in the general economy both in Japan and globally, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, inflation, recessions, international trade relations, pandemics (such as the COVID-19 pandemic), political turmoil, uncertain geopolitical conditions, natural catastrophes, warfare, and terrorist attacks could cause a decrease in business investments and consumer demand, and negatively affect the growth of our business. Additionally, inflation has accelerated in Japan and globally due in part to global supply chain issues, the Ukraine-Russia war, a rise in energy prices, and strong consumer demand as economies continue to reopen from restrictions related to the COVID-19 pandemic. An inflationary environment can increase our cost of labor, as well as our other operating costs, which may have a material adverse impact on our financial results. In addition, economic conditions could impact and reduce the number of customers who purchase our products or services as credit becomes more expensive or unavailable. Although interest rates have increased and are expected to increase further, inflation may continue. Further, increased interest rates could have a negative effect on the securities markets generally and increase the cost of capital to us, in particular, which may, in turn, have a material adverse effect on the market price of the shares.

We are exposed to risk of accidents and injuries in the course of our business.

We are in the business of the managing and curating events, many of which hosts hundreds to thousands of participants, and there is an inherent risk that accidents and injuries may occur during such events notwithstanding we have security staff in attendance. Claims may be made against us for such accidents and/or fatalities on grounds such as negligence or any failure by us to properly manage the events. If we cannot successfully defend ourselves against such claims, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	loss of revenue;

●	substantial monetary awards;

●	significant time and costs to defend the related litigation;

●	increased insurance costs; and

●	loss of reputation and significant negative publicity and media attention.

Any such outcomes could materially and adversely affect our business, financial condition, results of operations and growth prospects.

Our current insurance coverage may not sufficiently protect us against all the risks we are exposed to and our insurance premiums may increase.

There can be no assurance that our current insurance will cover all our risks or adequately protect us against all liabilities arising from claims and litigation against us. We will have to bear any losses, damages or liabilities in the course of our operations arising from events for which we do not have adequate insurance coverage. Further, our insurance premiums depend on various factors, including the scope and estimated contract sum set out in the service contracts with our customers and our insurance claim track record. There is no assurance that our insurance premiums will not increase or that our insurance coverage will not be reduced in the future. If we were held liable for uninsured losses, the amounts of claims for insured losses exceed the limits of our insurance coverage or the insurance premium payable by us increases significantly, our business, results of operations and financial condition may be materially and adversely affected.

We may need to raise additional capital required to grow our business, and we may be unable to raise capital on terms acceptable to us or at all.

Growing and operating our business may require significant cash outlay, capital expenditures and commitments. Although our current cash and cash equivalents, anticipated cash flows from operating activities and the proceeds from our initial public offering are expected to be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following our initial public offering, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we will need to seek additional capital, potentially through equity or debt financing, to fund our growth. Our ability to access the credit and capital markets in the future as a source of liquidity, and the borrowing costs associated with such financing, are dependent upon market conditions. We cannot provide any assurance that our assumptions used to estimate our liquidity requirements will remain accurate due to unseen factors such as the recurrence of the COVID-19 global pandemic, risks of war, regional conflicts and natural disasters. In the event of a sustained market deterioration, and continued declines in revenues, we may need additional liquidity, which would require us to evaluate available alternatives and take appropriate actions. We cannot provide any assurance that we will be able to obtain additional sources of financing or liquidity in amounts or on terms acceptable to us, or at all.

Our executive officers have no prior experience in operating a U.S. public company, and their inability to operate the public company aspects of our business could harm us. Further, planned increases to our Executive Officer compensation will raise our operating costs and our failure to generate commensurately higher revenue could result in negative impacts to our financial results.

Our executive officers have no experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

Further, we raised the compensation of our executive officers at the end of 2024 and will need to make commensurately higher revenue in order to maintain profitability. Our failure to perform at levels to generate enough revenue to pay these higher operating costs could negatively impact our financial results.

Risks Relating to our Securities

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Holders of our Series A Preferred Shares have significant influence over us, including control over decisions that require the approval of holders of our common share.

Mr. Otsuki holds our Series A Preferred Shares and controls, in the aggregate with the Ordinary Shares, approximately 70.48% of the voting power represented by all our outstanding shares of share capital. As a result, the holder(s) of our Series A Preferred Shares will continue to exercise significant influence over all matters on which holders of Ordinary Shares are entitled to vote, including the election and removal of directors, amendments to our amended and restated articles of incorporation or amended and restated articles of association, and any approval of significant corporate transactions (including a sale of all or substantially all of our assets), and will continue to have significant control over our business, affairs, and policies, including the appointment of our management, through their influence over the board composition. The directors, whom the holder(s) of our Series A Preferred Shares will have the ability to elect through their voting power, will have the authority to incur additional debt, issue or repurchase shares, declare dividends, and make other decisions that could be detrimental to shareholders.

We expect that Mr. Otsuki, our executive director, will continue to be a holder of our Series A Preferred Shares. The holder(s) of our Series A Preferred Shares can take actions that have the effect of delaying or preventing a change of control of us or discouraging others from making tender offers for our shares, which could prevent shareholders from receiving a premium for their shares. These actions may be taken even if other shareholders oppose them. The concentration of voting power with the holder(s) of our Series A Preferred Shares may have an adverse effect on the price of our Ordinary Shares. The holder(s) of our Series A Preferred Shares may have interests that are different from yours and may vote in a way with which you disagree and that may be adverse to your interests.

As a result, for so long as certain members of our board will continue to be holders of our Series A Preferred Shares own a controlling or significant voting power in our issued and outstanding share capital, they generally will be able to control or significantly influence, directly or indirectly and subject to applicable law, all matters affecting us, including:

●	the election of directors;

●	determinations with respect to our business direction and policies, including the appointment and removal of officers;

●	determinations with respect to corporate transactions, such as mergers, business combinations, change in control transactions or the acquisition or the disposition of assets;

●	our financing and dividend policy;

●	determinations with respect to our tax returns; and

●	compensation and benefits programs and other human resources policy decisions.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-up, may be unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may be unable to sell their shares at all.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

Prior to the completion of our initial public offering, we were a private company with limited accounting personnel. Furthermore, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our ordinary shares.

Upon the completion of our initial public offering, we became a public company in the United States subject to the Sarbanes- Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions.

We incur substantial increased costs as a result of being a public company.

We incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We will incur additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Substantial future sales of our Ordinary Shares, including the Ordinary Shares that may be registered for resale in the future, could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market, including the potential resale of Ordinary Shares that may be offered for resale in the future, could cause the market price of our Ordinary Shares to decline. Any Ordinary Shares offered for resale in the future may introduce risks such as increased market volatility or downward pressure on your share price.

Further, while our directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any shares until 180 days after the date our Ordinary Shares commenced trading on the Nasdaq Capital Market without the prior written consent of the underwriter (subject to certain exceptions in the relevant lock-up agreements), the underwriter may release these securities from these restrictions at any time.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from our initial public offering for (i) business development and marketing, (ii) strategic acquisitions and/or joint ventures and/or business cooperation, and (iii) working capital and general corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from our initial public offering and could spend the proceeds in ways that may not improve our results of operations or enhance the market price of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Second Amended Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. We will also be subject to the U.S. securities laws. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are governed by our Second Amended Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands (as compared to the U.S. law) as well as from English common law. The decisions of the English courts are of highly persuasive authority, but are not binding on Cayman Islands courts (except for those decisions handed down from the Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are broadly similar to those in other common law jurisdictions, but there may be differences in the statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, if shareholders want to proceed against us outside of the Cayman Islands, they will need to demonstrate that they have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no guarantee that the courts of the Cayman Islands would automatically recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state. In addition, the courts of the Cayman Islands will not recognize and enforce a judgment predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are taxes, fines or penal in nature, or otherwise contrary to public policy, including punitive damages.

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Ordinary Shares are currently listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares are a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile. See “Implications of Our Being an ‘Emerging Growth Company.’”

As a “controlled company” under the Nasdaq Listing Rules, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Mr. Otsuki beneficially owns 2,000,000 Series A Preferred Shares (which are entitled to twenty-five (25) votes on any matter or which action of the shareholders of the Company is sought) and 20,351,565 Ordinary Shares and is able to exercise over a majority of our voting power. Under the Nasdaq Marketplace Rules 5615(c), a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company”. A “controlled company” may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Marketplace Rules, the requirement that our director nominees must be selected or recommended to the board of directors for determination, by either a Nominating Committee comprised solely of independent directors or by a majority of the independent directors, the requirement that we have a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws, and the requirement that compensation of the chief executive officer must be determined, or recommended to the board of directors for determination, either by a Compensation Committee comprised of independent directors or by a majority of the independent directors on its board of directors and that compensation for all other officers must be determined, or recommended to the board of directors for determination, either by such Compensation Committee or a majority of the independent directors on the company’s board of directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Marketplace Rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Marketplace Rules corporate governance requirements. Our status as a controlled company could cause our common shares to look less attractive to certain investors or otherwise harm our trading price.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association, by the Cayman Companies Act and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors, or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares which carry in aggregate not less than one-tenth of all votes attaching to all of our issued and outstanding shares, to requisition an extraordinary general meeting of our shareholders, in which case our board of directors is obliged to call such meeting. Advance notice of at least ten (10) clear days is required for the convening of any general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders, present in person or by proxy, holding shares which carry in aggregate in excess of 50% of all votes attaching to all of our shares in issue and entitled to vote at such meeting.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	at least 75% of our gross income for the year is passive income; or

●	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our 2023 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Material Income Tax Consideration — United States Federal Income Taxation — PFIC.”

ITEM 4. INFORMATION ON THE COMPANY

CORPORATE HISTORY AND STRUCTURE

Corporate Structure

We are a Cayman Islands exempted company incorporated with limited liability on September 12, 2024. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act (as amended) of the Cayman Islands (the “Cayman Companies Act”).

The following diagram illustrates our corporate structure before and upon completion of this offering based on a proposed number of 1,525,000 Ordinary Shares being offered. The percentages reflect the voting ownership interests and the equity interest held by each of our Shareholders. Each holder of Ordinary Shares is entitled to one vote per Ordinary Share and each holder of Series A Preferred Share is entitled to twenty-five (25) votes per one Series A Preferred Share. For more details on our corporate history, please refer to “Corporate History and Structure.”

Mr. Otsuki
Voting 70.48%
Equity 40.85%
Existing Shareholders (excluding Mr. Otsuki)
Voting 17.80%
Equity 35.67%
Comet Moment Limited (1)
Voting 2.28%
Equity 4.57%
Legend One Capital Limited (2)
Voting 2.28%
Equity 4.57%
Lucens Consultancy Pte. Ltd (3)
Voting 2.39%
Equity 4.80%
Mr. Bon Ween Foong
Voting 2.28%
Equity 4.57%
Mr. Men Yihe
Voting 0.96%
Equity 1.92%
IPO Investors
Voting 1.53%
Equity 3.06%
The Company (Cayman Islands)
100%
TryHard (Japan)
20%
100%
100%
100%
Music Circus (4) (Japan)
TryHard Management (Japan)
TryHard Tech (Japan)
TryHard Creative (Japan)

Notes:	(1) Comet Moment Limited is wholly-owned by Lim Jia Li, an Independent Third Party.

(2) Legend One Limited is wholly-owned by Yip Ka Ki Cherry, an Independent Third Party.

(3) Lucens Consultancy Pte. Ltd. is wholly-owned by Ong Sau Kang, an Independent Third Party. Lucens Consultancy Pte. Ltd. has provided services to the Company in connection with the offering including project coordination and management; assisting in developing the Company’s business development plan; identifying risks and potential pitfalls in the offering process and management and coordination of professional parties to ensure the offering meets the contemplated timetable.

(4) Music Circus Co. is owned as to 20% by TryHard. The remaining 80% interest is collectively held by NEXYZ.Group Corporation, SBI Holdings Inc and Risenet Co., Ltd., all of which are independent third parties.

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”) occurred, if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Implications of Being a Controlled Company

Upon completion of this offering, we will continue to be a “controlled company” as defined under Nasdaq Marketplace Rules 5615(c). This “controlled company” status is due to the fact that Mr. Otsuki will be able to exercise approximately 70.48% of our voting power and will be able to determine all matters requiring approval by our shareholders, immediately after the consummation of this offering, assuming the sale of 1,067,500 Ordinary Shares by us. Mr. Otsuki will therefore be able to influence the election and removal of directors, amendments to our amended and restated articles of incorporation or amended and restated articles of association, and any approval of significant corporate transactions (including a sale of all or substantially all of our assets) and will have significant control over our business, affairs and policies, including appointment of our management, through his influence over the board. See page 17 for the risk factor beginning “Holders of our Series A Preferred Shares will continue to have significant influence over us after this offering, including control over decisions that require the approval of holders of our common share” for more information.

As a result, we will be deemed a “controlled company” for the purpose of the Nasdaq Marketplace Rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements including:

●	the requirement that a majority of our board of directors must be independent directors;
●	the requirement that our director nominees must be selected or recommended to the board for determination, by either a Nominating Committee comprised solely of independent directors or by a majority of the independent directors;

●	the requirement that we have a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and

●	the requirement that compensation of the chief executive officer must be determined, or recommended to the board for determination, either by a Compensation Committee comprised of independent directors or by a majority of the independent directors on its board of directors and that compensation for all other officers must be determined, or recommended to the board for determination, either by such Compensation Committee or a majority of the independent directors on the company’s board of directors.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq Marketplace Rules even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Marketplace Rules.

Implications of Our Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

BUSINESS OPERATIONS

contribute their best throughout their careers, promoting a culture of belonging, safety, and lifelong growth and development.

Mission

Delighting audiences worldwide through our music, culture and entertainment offerings, we aim to become a leading global lifestyle entertainment company. We seek to deliver unforgettable experiences to enrich lives and foster vibrant communities and promote a healthy and sustainable lifestyle entertainment economy.

Company Overview

We are a lifestyle entertainment company that operates in Japan offering a diverse range of services across the entertainment and hospitality sectors. Our aspiration is to be a pre-eminent player in the entertainment industry by providing innovative solutions, exceptional experiences, and unparalleled service. Our principal businesses are (i)event curation ; (ii) consultancy and management services; (iii) sub-leasing of entertainment venues; and (iv) ownership and operation of restaurants.

We started our journey in 2013 and have sought to be at the forefront of Japan’s evolving entertainment landscape. During this transformative decade, we witnessed a significant shift in consumer preferences, driven by the rise of social media, changing demographics, and a growing desire for immersive experiences.

Embracing Change, Driving Innovation

In response to the evolving landscape, we adapted and innovated, capitalizing on emerging trends and demands. Our strategic focus areas include curating immersive experiences through unique events and festivals that blend music, art, fashion, and cuisine, as well as diversified entertainment options to cater to diverse tastes and preferences. Additionally, we introduce global talent and collaborations, bringing international perspectives and creativity to the Japanese market, and leverage social media and online platforms for digital engagement to connect with our audience and promote events and artists.

By embracing these shifts, we believe we have established ourselves as a prominent player in Japan’s lifestyle entertainment industry, delivering exceptional experiences that inspire, entertain, and unite. We believe that our commitment to innovation has fostered brand recognition and a reputation for quality that has allowed us to thrive in Japan’s lifestyle entertainment scene. With a commitment to innovation, cultural exchange, and building community through shared events, we seek to play a vital role in promoting Japan’s entertainment industry and tourism sector, while celebrating the boundless power of music, entertainment and shared experiences to unite people in Japan and beyond.

Our principal businesses are (i) event curation; (ii) consultancy and management; (iii) sub-leasing of entertainment venues, and (iv) ownership and operation of restaurants. Each are discussed in more detail below.

EVENT CURATION

We provide multi-genre event curation services to our customers based on our experience gained over the years. We plan, produce, manage, design and coordinate all aspects of an event or stage set. Depending on the needs of a customer, we provide a comprehensive range of services from conceptualizing an event or function, designing and creating a theme for a stage or event, provision of public announcement sound systems, lighting, disc jockey (“DJ”) and video jockey (“VJ”) technicians, provision of security services, graphics/web design, music video production and enhancement and ticketing.

Upon the request for our services from a customer, our sales team will engage with the customer for a sit down or virtual meeting to understand the requirements of the customer. Once the customers’ ideas and needs are visualized, our sales team will arrange a brainstorming session with our design and event planning team to come up with a concept and design befitting for the customer. Criteria that our team will consider range from the size of the event, the capacity of the crowd anticipated, the location of the event (ie, indoor or outdoor), the seasonality of event (ie winter or summer), any specific of the artist/DJ/VJ etc. In addition, we will provide the customer with a costing proposal. Based on this, we will prepare design boards and sketches based on our customer’s specifications and based on our team’s experience for similar events. Preliminary designs are shown to the customer for discussion following which, modification and refining may be necessary based on their feedback. We generally go through several rounds of design and concept amendments before a final proposal is accepted by the customer.

Once the final proposal is accepted by the customer, our team will proceed to the procurement stage whereby we source the required products, materials, equipment, venue, ticketing, food etc from such service providers. To the extent necessary, we subcontract certain parts of an event to third parties such as construction companies. Our quality control team will engage at all stages of the curation process to ensure that only quality products, as well as where applicable, environmental and sustainability standards, are used/adhered to.

Prior to handover of an event, numerous checks are made by the customer and our team running through every aspect of the event from sound, visual, equipment, safety, security, ticketing etc. As we are generally also engaged to manage the operation of the event and not just the curation, we would see the entire event throughout its course. We pay special attention to health and safety, as we must ensure that each event has sufficient security staff for crowd control purposes as well as enough exit routes in case of emergency so as to have an orderly and efficient exiting of a venue.

Over time, we believe we have established ourselves as a premier event curator, delivering exceptional experiences that captivate audiences and foster memorable connections. Our event curation vertical has successfully launched over 30 events in the past three years, showcasing our expertise in creating immersive and engaging experiences that cater to diverse tastes and preferences.

Showcase Events:

Our portfolio includes several events that showcase our capabilities and creativity, including the following:

1. MUSIC CIRCUS: A flagship festival that has attracted 626,500 people over 10 years, featuring over 100 groups and 1,000 artists from Japan and abroad – more than a music festival, MUSIC CIRCUS presents an array of artists, including dancers, fashion shows as well as a variety of hip hop, electronic and pop performers. This project has not only demonstrated our ability to curate large-scale events but also our commitment to promoting Japanese culture and music to a globally-diverse crowd. By joining forces with NEXYZ.Group, we have expanded our reach and capabilities, enabling us to launch new regional revitalization projects that combine music, travel, and local culture.

2. Senshu Dream Fireworks: A large-scale fireworks festival held in Sennan, Osaka, renowned for its stunning backdrop overlooking the Kansai International Airport and Southern Beach. This event has become a popular tourist attraction in the Osaka region, featuring additional festivities like food stalls, live performances, and traditional dancing alongside the fireworks show. Our expertise in event curation has enabled us to create an immersive experience that combines entertainment, culture, and community engagement.

3. Osaka Night Fusion: A live entertainment show primarily directed at foreign visitors, showcasing Japanese culture, dance music, and performers, including elements of sword play and Kabuki lion dancers. Held every Friday at Pivot BASE Café & Bar in Dotonbori, Osaka, this event has become a hub for cultural exchange and creativity, featuring a unique blend of traditional and modern Japanese elements. Our ability to curate innovative events has enabled us to attract a diverse audience and create a new type of nightlife experience in Osaka.

4. Aso Culture Night: An interactive night event that featured sky lantern releases, lighting, gourmet food, and night markets. Held at Aso Central Park, in Kumamoto, this event was a platform for community engagement and cultural exchange, showcasing the natural beauty and rich cultural heritage of the Mt. Aso region. Our expertise in event curation has enabled us to create an experience that combined entertainment, education, and community building that highlighted the unique culture and natural beauty of Japan.

5. Seaside Park Camp: A popular camping venue with a variety of activities, including a campsite, handmade craft market, and food trucks. Held seasonally at Shiomi Park in Izumiotsu City, Osaka, this event has become a hub for outdoor enthusiasts and families, offering a unique blend of nature, entertainment, and community engagement. This family-friendly event attracts a diverse audience and offers a new type of outdoor experience in Osaka.

Below are recent events hosted by TryHard:

Cultural Events

These events demonstrate our expertise in hosting a varied array of events. We want to continue pushing the boundaries of innovation and creativity by creating new and exciting experiences that captivate audiences and foster memorable connections.

Revenue in event curation segment increased from JPY594.4 million for the year ended June 30, 2023, to JPY894.6 million for the year ended June 30, 2024, reflecting a 50.5% growth year-over-year. This performance was driven by an increase in the number of events held, particularly in the music and entertainment sectors and our ability to attract larger audiences and secure more sponsorship deals.

CONSULTANCY AND MANAGEMENT

As part of the provision of our comprehensive services to customers in the entertainment industry, we also provide management and consulting services. Our customers may have clubs, functions and events of their own but lack the experience, manpower, etc to manage such projects. In this regard, we engage with customers offering our management and consulting services which comprises our in-depth knowledge of how to successfully and safely operate an entertainment venue/event. Under this aspect of our business, we may provide a whole comprehensive range of services such as venue management, artist production and management, security, food and beverage, ticketing, accounting, visual designs, VIP packages, photography, logo design, marketing etc. We have a vast database of reputable and renowned artists, DJs, VJs, MCs, dancers, entertainers both locally and internationally that we can readily source to match the requirements of an event or club. We negotiate all the terms of an engagement with the artists, DJs, VJs, MCs, dancers, entertainers or their agents directly before we sign off on a management contract with our customers. We will generally ensure a backup replacement artist/DJ for events in the unlikely scenario any of them backing out or are unable to perform for any reason. We also have collaborations with influencers for marketing purposes. As at the date of this report, we provide comprehensive management and consultancy services to a portfolio of 16 clubs across Japan. Our services encompass various aspects of club management, including:

Venue Management: We provide oversight of day-to-day club operations to ensure smooth and efficient management. Our team handles maintenance and repairs of club facilities to maintain a safe and welcoming environment for customers. We also manage club staff and personnel, including recruitment, training, and performance evaluation.

Artist Production: Our team books and manages local and international artists to perform at our clubs, ensuring a diverse and exciting lineup of events. We organize live performances and events, handling logistics, marketing, and promotion. We also liaison with artists, managers, and agents to negotiate contracts and ensure successful events.

Management: We provide strategic planning and direction for club operations, setting goals and objectives to drive growth and profitability. Our team handles financial management and accounting, including budgeting, forecasting, and financial reporting. We also develop and implement marketing and promotional activities to attract customers and drive revenue.

Security: Our team provides security personnel for club events, ensuring a safe and secure environment for customers. We develop and implement security protocols, including risk management and emergency response planning. Our security team is trained to handle incidents and ensure compliance with relevant laws and regulations.

Food and Beverage: We manage bar and kitchen operations, including menu development, inventory management, and supply chain management. Our team develops and implements menus and drink offerings, ensuring a high-quality and diverse range of options for customers. We also provide exceptional customer service and support to ensure a positive experience for all customers.

Ticketing: Our team manages ticket sales and revenue, including ticketing system development and implementation. We provide customer service and support for ticketing-related inquiries and issues. Our team also analyzes ticket sales data to inform marketing and promotional strategies.

Accounting: We provide financial reporting and analysis, including budgeting and forecasting. Our team ensures compliance with financial regulations and laws, including tax compliance and financial reporting requirements. We also provide financial planning and advisory services to support business growth and development.

Visual Design: Our team develops visual branding and identity for our clubs, including logos, signage, and marketing materials. We design and develop marketing materials and promotional items, including flyers, posters, and social media graphics. Our team also creates digital content and graphics for use on social media, websites, and other digital platforms.

VIP Packages: We develop and sell VIP packages and experiences, including exclusive access to events, priority entry, and personalized service. Our team manages VIP guest services and amenities, including VIP areas, bottle service, and personalized concierge services. We also liaison with VIP clients and guests to ensure an exceptional experience.

Photography: Our team provides photography services for club events, capturing high-quality images for use on social media, marketing materials, and other promotional channels. We develop visual content for marketing and promotional purposes, including photo shoots, video production, and graphic design. Our team also manages photography staff and equipment, ensuring high-quality results.

Logo Design: We develop logos and branding materials for our clubs, including design concepts, revisions, and final delivery. Our team designs and develops marketing materials and promotional items, including business cards, letterheads, and other branded materials. We also create digital content and graphics for use on social media, websites, and other digital platforms.

Marketing: Our team develops and implements marketing strategies to attract customers and drive revenue. We manage social media and online presence, including content creation, posting, and engagement. Our team also organizes promotional events and activities, including parties, concerts, and other events to drive foot traffic and revenue.

Our Club Portfolios:

Below is a list of the 16 clubs under our management:

1.	WARP SHINJUKU

Address: B1, No2 Toa Kaikan Building, 1-21-1 Kabukicho, Shinjuku-ku, Tokyo, Japan

2.	SPACE KUMAMOTO

Address: 2F, 11-2 Hanabatacho, Chuo-ku, Kumamoto City, Kumamoto Prefecture, Japan

3.	OWL OSAKA

Address: B1, Umeda Rakutenchi Building, 5-1 Kakudacho, Kita-ku, Osaka City, Osaka Prefecture, Japan

4.	G2 SHIZUOKA

Address: 6F, Don Quijote Building, 12-1 Koyamachi, Aoi-ku, Shizuoka City, Shizuoka Prefecture, Japan

5.	BAMBI

Address: B1, Park 10 Building, 1-18-27 Higashishinsaibashi, Chuo-ku, Osaka City, Osaka Prefecture, Japan

6.	ORCA NAGOYA

Address: 1F/12F, Sakae Nanairo, 3-17-15 Nishiki, Naka-ku, Nagoya City, Aichi Prefecture, Japan

7.	KITSUNE KYOTO

Address: 3F/4F, F・S Kiyamachi Building, 179 Zaimokucho, Kiyamachi Sanjo-sagaru, Nakagyo-ku, Kyoto City, Kyoto Prefecture, Japan

8.	ANCHOR

Address: B1, New Koyo Building, 1-5-1 Kitanozaka-dori, Chuo-ku, Kobe City, Hyogo Prefecture, Japan

9.	L2 HIROSHIMA

Address: 4F, Shirabishi Dai 5 Building, 7-6 Nagarekawacho, Naka-ku, Hiroshima City, Hiroshima Prefecture, Japan

10.	AMMONANA

Address: 1F, Tamahachi Building, 2-3-22 Higashishinsaibashi, Chuo-ku, Osaka City, Osaka Prefecture, Japan

11.	TOP TREE OKINAWA

Address: 7F, Don Quijote Kokusai Dori Store, 2-8-19 Matsuo, Naha City, Okinawa Prefecture, Japan

12.	G2 OSAKA

Address: B1/B2, Build Up Nagahoribashi Building, 1-18-8 Shimanouchi, Chuo-ku, Osaka City, Osaka Prefecture, Japan

13.	CLUB SANGO

Address: 2F, Minex 88 Building, 3-18-12 Nishiki, Naka-ku, Nagoya City, Aichi Prefecture, Japan

14.	CLUB STAR

Address: B1, Arc Building, 3-22-7 Nishiki, Naka-ku, Nagoya City, Aichi Prefecture, Japan

15.	WHIZZ KYOTO

Address: 2F, F・S Kiyamachi Building, 179 Zaimokucho, Kiyamachi Sanjo-sagaru, Nakagyo-ku, Kyoto City, Kyoto Prefecture, Japan

16.	CRAZYLAND BY CHEVAL

Address: B1, The Atrium, 1-5-30 Shinsaibashisuji, Chuo-ku, Osaka City, Osaka Prefecture, Japan

Strategic Partnerships and Collaborations within our consultancy and management business:

At TryHard, we believe that strategic partnerships and collaborations are essential to driving growth, innovation, and excellence in the event production industry. Our partnerships enable us to leverage the expertise, resources, and networks of our partners, enhancing our capabilities and delivering exceptional value to our clients. We have established a diverse range of collaborations and partnerships with various government entities and organizations across Japan. These partnerships have enabled us to expand our business operations, enhance our service offerings, and drive revenue growth. An overview of the types of partnerships we have entered into to date are as follows:

1.	Music Circus Co. Collaboration

We host MUSIC CIRCUS events through Music Circus Co., an entity in which we hold a 40% interest with the remaining 60% held by three Japanese companies: NEXYZ.Group Corporation, an entertainment and media conglomerate; SBI Holdings Inc, a financial services company with a focus on innovation and technology; and Risenet Co., Ltd, a specialized event production and management company.

The Music Circus Co. partnership was established to leverage the collective strengths and expertise of its shareholders to host large-scale music festivals in Japan branded as MUSIC CIRCUS. Our primary objective for this partnership is to deliver high-quality events, expand our brand’s reach and presence in the Japanese event production industry. Since its establishment in 2014, Music Circus Co. has achieved demonstrable success in organizing and executing multiple large-scale music festivals that have attracted thousands of attendees.

We are optimistic about the prospects of the Music Circus Co. partnership, with plans to expand our event portfolio to include new and diverse events, further linking our brand to a premier event organizer in Japan. We also plan to enhance our brand presence and recognition, both domestically and internationally, and continue to drive revenue growth through the successful execution of music festivals and events.

2.	Government Agency Collaborations

We have collaborated with government agencies to promote tourism and regional revitalization. Specifically:

●	Japan Tourism Agency: received a subsidy to create signboard products to showcase unique regional tourism resources (granted in November 2023).

●	Kobe Convention & Tourism Bureau: approved to use the Kobe city name for Kobe Culture Night that we hosted in July 2022.

●	Sennan City Hall: partnered with Sennan City Hall to promote the Sennan City Expo and regional revitalization projects from October 2023 to March 2024, and from April 2024 to March 2025.

●	Izumiotsu City Hall: received a grant in connection with a revitalization project of Minato Harbor in Izumiotsu City.

●	Kyoto Kameoka Balloon Festival Executive Committee: received subsidies for the Kameoka City event management of the balloon festival in February 2024

3.	Event Sponsorship Partnerships

Examples of our sponsored events include:

●	MUSIC CIRCUS: partnered with Asahi Breweries, Ltd. to sponsor a 3-day MUSIC CIRCUS event in August 2023.

●	Kameoka City Night Event: managed the Kameoka City Night Event celebrating cultural heritage in Kyoto.

●	Kyoto Kameoka Balloon Festival: received subsidies from the Kyoto Kameoka Balloon Festival Executive Committee to assist in hosting the event.

4.	Beverage and Hospitality Partnerships

We have partnered with several beverage and hospitality companies, including entering into the following agreements to promote specific beverages at our managed locations or events:

●	Asahi Breweries, Ltd. to promote Asahi products in certain stores from July 2023 to March 2024, and from July 2023 to June 2026.

●	Kirin Brewery Co., Ltd.: to promote Kirin products, and specifically Smirnoff vodka, from July2024, to June 2025.

●	Suntory Beverage Solutions Ltd.: to promote their products at CROSS ROPPONGI (a large Tokyo nightclub) from December 2024 to November 2027, and to exclusively offer their products at the TOP TREE club in Okinawa from July 2023 to June 2026.

●	Suntory Spirits Ltd.: to promote Jägermeister from December 2022 to November 2023.

●	Bacardi Japan K.K.: Bacardi sponsored a 3-day MUSIC CIRCUS event in August 2023.

●	Proximo Japan Co., Ltd.: Master Distribution Agreement from April 2024 to March 2025 regarding the distribution of Proximo products in certain of our clubs.

●	Red Bull Japan K.K.: cooperation agreement from March 2022 to December 2024, and a contract to provide Red Bull products at MUSIC CIRCUS in August 2022.

●	ANGEL Japan: to partner with ANGEL Japan, a champagne brand, at the Senshu Dream Fireworks in Sennan, Japan in August 2023.

●	Coca-Cola Bottlers Japan Co., Ltd.: Coca-Cola Bottlers Japan Co., Ltd. sponsored MUSIC CIRCUS Osaka in August 2023.

5.	Corporate Partnerships

Other corporate partnerships include the following:

●	ANA Akindo Co., Ltd.: a business consignment agreement for the “ANA Air Work Experience,” a project to create gallery display panels for All Nippon Airline (ANA) in Kansai International Airport starting on March 31, 2022.

●	JTB Global Marketing & Travel: to promote their products, specifically for the operation of the area tourism center, from September 2022 to January 2024, and for Sennan City’s regional revitalization project through customer attraction collaboration.

●	Trip.com Japan Co., Ltd.: an individual travel product transaction agreement from February 2023 to January 2024.

●	Kansai Television Broadcasting Co., Ltd.: a notice of permission attribution starting on September 24, 2022.

●	Leverages Inc.: Leverages Inc. sponsored MUSIC CIRCUS Osaka inAugust 2023.

Our team of seasoned experts delivers comprehensive management and consultancy services to each venue, as we work to provide seamless operations, exceptional customer service, and optimal profitability. With expertise spanning all aspects of club management, our portfolio boasts a diverse range of establishments across major Japanese cities, including Tokyo, Osaka, Nagoya, Kyoto, Hiroshima, and Okinawa. This geographic footprint enables us to leverage vibrant local markets, capitalize on tourism, and establish a robust national presence. Our portfolio includes large-scale clubs, intimate lounges, and trendy bars, each offering a unique atmosphere and entertainment experience that caters to a broad clientele, from locals to tourists.

Through our comprehensive management and consultancy services, we seek to consistently deliver exceptional club experiences, drive revenue growth, and maintain unwavering operational standards, and strive to be a leading player in Japan’s dynamic nightlife industry. Overall, revenue generated in consultancy and management segment increased from JPY2,013.7 million for the year ended June 30, 2023 to JPY2,170.8 million for the year ended June 30, 2024, reflecting a growth rate of 7.8%. This growth was driven by the introduction of new entertainment offerings, improved customer engagement, and higher patronage across our venues. The segment benefited from increased consumer spending on entertainment as economic conditions improved.

SUB-LEASING

Our sub-leasing business vertical is a strategic expansion of our lifestyle entertainment offerings, leveraging on our expertise in venue management, event curation, and hospitality to provide unique and flexible sub-leasing solutions to entertainment venue owners and operators.

The concept and strategy behind our sub-leasing business involve partnering with entertainment venue owners and operators to sub-lease their properties on a short-term or long-term basis. This strategy enables us to identify opportunities for venue revitalization and provide a steady stream of revenue to venue owners and operators.

Our sub-leasing business focuses on finding entertainment venues that are underutilized or require revitalization and partnering with their owners or operators to sub-lease the properties. We invest in revitalizing these venues, enhancing their amenities, and improving their overall appeal to attract new customers.

In addition, we program a diverse range of events and activities at the sub-leased venues, including concerts, festivals, fashion shows, and corporate events. We share revenue with the venue owners or operators, providing them with a steady stream of income while minimizing their operational risks.

Our sub-leasing business vertical offers several benefits to entertainment venue owners and operators. The sub-leasing model provides venue owners and operators with a steady stream of revenue, helping to offset their operational costs. By partnering with us, venue owners and operators can minimize their operational risks, as we assume responsibility for programming and managing the venues.

Furthermore, our investment in revitalizing the sub-leased venues enhances their appeal and attractiveness to new customers, increasing their long-term value. Our expertise in venue management, event curation, and hospitality is also made available to venue owners and operators, helping them to improve their operational efficiency and effectiveness.

Our sub-leasing business vertical benefits from synergies with our other business verticals. Our expertise in event curation and management enables it to program a diverse range of events and activities at the sub-leased venues. Our consultancy and management services can also be leveraged to support the operations of the sub-leased venues.

Additionally, our restaurant business vertical can be integrated with the sub-leasing business, providing customers with a comprehensive entertainment and dining experience. By leveraging these synergies and focusing on providing unique and flexible sub-leasing solutions, our sub-leasing business vertical is well positioned for growth and success.

As part of the consultancy and management services we offer, some clients request a one-stop solution including the selection and securing of the venue for the nightclubs. As of the date of this report, of the 16 clubs we manage the following five club portfolios are on the sub-leasing model with us.

1.	WARP WARP SHINJUKU

Address: B1, No2 Toa Kaikan Building, 1-21-1 Kabukicho, Shinjuku-ku, Tokyo, Japan

2.	SPACE SPACE KUMAMOTO

Address: 2F, 11-2 Hanabatacho, Chuo-ku, Kumamoto City, Kumamoto Prefecture, Japan

3.	G2 SHIZUOKA

Address: 6F, Don Quijote Building, 12-1 Koyamachi, Aoi-ku, Shizuoka City, Shizuoka Prefecture, Japan

4.	CLUB STAR

Address: B1, Arc Building, 3-22-7 Nishiki, Naka-ku, Nagoya City, Aichi Prefecture, Japan

5.	CRAZYLAND BY CHEVAL

Address: B1, The Atrium, 1-5-30 Shinsaibashisuji, Chuo-ku, Osaka City, Osaka Prefecture, Japan

RESTAURANTS

Our restaurants business vertical represents a strategic expansion of our lifestyle entertainment offerings, leveraging on our expertise in creating immersive experiences to combine high-quality dining, often with entertainment elements.

The concept and strategy behind our restaurants business focuses on developing and operating unique dining concepts that cater to diverse tastes and preferences. This involves seeking to create immersive dining experiences that integrate exceptional cuisine with entertainment options. We also operate upscale dining restaurants where we seek to showcase excellent cuisine and exceptional service, as well as casual dining outlets that offer high-quality, affordable dining options including collaborations with local chefs.

Furthermore, we strive to create sophisticated settings for our bars and lounges by providing premium beverages and light bites in a refined setting. Our restaurants business vertical benefit from synergies with other business verticals, including event curation and management, allowing us to develop immersive dining experiences.

Our consultancy and management services also support the operations of our restaurants and food and beverage (“F&B”) outlets, while our sub-leasing business provides opportunities to operate restaurants and F&B outlets within entertainment venues. By leveraging these synergies and focusing on quality, innovation, and customer experience, we believe that our restaurants’ business vertical is well-positioned for growth and success.

Restaurant Portfolio

We operate a diverse portfolio of restaurants, offering a range of cuisines and dining experiences to cater to various tastes and preferences.

-	Directly Managed Restaurants

We directly own and manage two restaurants:

1.	BEACH GRILL HOUSE

Located at 3-201 Rinku Minamihama, Sennan-shi, Osaka, Beach Grill House. This Western-style restaurant is designed to transport diners to a beachside coastal paradise.

-	Ocean Views: As guests step into Beach Grill House, they are greeted by the vistas of Osaka Bay. The restaurant’s carefully designed layout ensures that every table offers an unobstructed view of the ocean, creating a dining experience that seeks to connect diners with the natural beauty of the surroundings. The interior of Beach Grill House is crafted to evoke the warmth and coziness of a beachside retreat. The décor features natural materials, such as reclaimed wood and stone, which are balanced with modern accents to create a sophisticated yet relaxed atmosphere.

-	Unique Features: What sets Beach Grill House apart is its unique blend of natural beauty, sophisticated ambiance, and exceptional cuisine. Some of the standout features include:

●	A private beach area where guests can relax and enjoy the sunset

●	A carefully curated selection of wines and cocktails that complement the menu

●	Live music performances that add to the relaxed, beachside atmosphere

●	A special “Chef’s Table” experience that offers a behind-the-scenes look at the culinary process

2.	SUN９COFFEE

Located at 2-5-19 Kyutaro-cho, Chuo-ku, Osaka, SUN 9 Coffee is a charming cafe that offers a warm and inviting atmosphere for relaxing and socializing. This operational cafe serves specialty coffee, alongside a selection of delicious light meals and pastries.

-	Unique Features: What sets SUN９Coffee apart is its pet-friendly policy, welcoming customers with their furry companions. Moreover, the cafe boasts a celebrity mascot, Sunkichi, a French bulldog. Sunkichi has become a recognized local symbol of the café and created connection with customers. As the beloved mascot of SUN９Coffee, Sunkichi has become a local icon.

-	Restaurant under management:

We also provide management and consultancy of the following restaurant:

1.	LE SALON 2100:

Located in the heart of Osaka, at 1-8-11 Higashi-Shinsaibashi, Chuo-ku, Osaka-shi, Le Salon 2100 is a Western bistro and cigar bar that seeks to embody a blend of architectural sophistication and gastronomic excellence. Le Salon 2100’s building was designed by the renowned Japanese architect, Tadao Ando, who is famous for his minimalist and modernist designs. Ando’s design philosophy, which emphasizes the importance of natural light, space, and materials, is reflected in Le Salon 2100’s sleek and sophisticated architecture.

-	Unique Features: Le Salon 2100 is a premium bistro and cigar bar that seeks to offer an upscale dining experience that is unmatched in Osaka. The menu features a range of international dishes, prepared using high quality ingredients with a focus on stylish presentation. The bar offers an extensive selection of fine wines, premium spirits, and handcrafted cocktails. Le Salon 2100’s cigar bar offers a curated selection of premium cigars and a sophisticated atmosphere in which to enjoy them. The bar’s expert staff are on hand to offer guidance and recommendations.

-	Central Location: Located in the heart of Osaka, Le Salon 2100 is well-located destination for business entertainment and recreational gatherings. Its proximity to major transportation hubs and popular attractions makes it easily accessible. We strive to provide upscale ambiance and exceptional service to make every visit a special occasion.

-	A Premium Dining Experience: Le Salon 2100 is a dining destination that seeks to offer a memorable culinary experience in an architecturally significant locale.

Revenue Model:

As described in detail in the Business section, our revenue model for our four principal operations as:

Event Curation

Our event curation and production services deliver unique experiences, generating revenue through (a) project-based fees for event conceptualization and execution; and (b) revenue from sponsors.

Club Management and Consultancy

Our generates revenue through its club management and consultancy services by charging a fixed or monthly retainer fee. Additionally, we earn a percentage-based commission on club revenue, reflecting its successful management and consultancy efforts.

Sub-Leasing

Our sub-leasing services generate revenue through strategic leasing agreements. Pursuant to these leasing agreements, a fixed monthly fee is payable by the customer to us.

Restaurants

Our restaurant vertical segment generate revenue primarily through food and beverage sales, catering and events and partnerships.

Market Opportunity:

We believe that the lifestyle entertainment industry is poised for significant growth, driven by increasing demand for experiential events and nightlife experiences. Japan’s tourism industry is expected to grow at a CAGR of 3.8% from 210 billion in 2024 to 245 billion in 2028, with a growing middle class seeking unique experiences.1 This trend presents a compelling opportunity for us to expand its domestic market presence.

Globally, the lifestyle entertainment market is projected to grow at a CAGR of 7% from 2.71 trillion in 2024 to 3.55 trillion in 2028,2 with the Asia Pacific region leading the charge at 7.5% CAGR from 740 billion in 2024 to 1 trillion in 2028.3 The increasing popularity of experiential events and festivals worldwide, coupled with growing demand for Japanese culture and entertainment, positions TryHard for significant potential global market expansion.

The tourism industry of Japan will have a CAGR of 5% increase from 50 billion in 2023 to 70.2 billion in 2030. The event industry globally has a CAGR of 8.2% from 1.1 trillion in 2023 to 1.9 trillion in 2030; and a CAGR of 9.5% from 400 billion in 2023 to 750 billion in 2030 for Asia Pacific. And for the event industry in Japan, there’= is an increase in CAGR of 6.8% from 90 billion in 2023 to 140 billion in 2030. The night club industry in APAC will be having growth of CAGR of 9.1%, from 35 billion in 2023 to 60 billion in 2030. Southeast Asia is also expected to have an increase of 10.5% CAGR with 8 billion in 2023 and 16 billion in 2030. And as for Japan, there will also be a growth in CAGR of 5.2% from 12 billion in 2023 to 16 billion in 2030.

The tourism, event, and nightlife industries are expected to experience significant growth, driven by increasing demand for experiential events and unique experiences. The Asia-Pacific region, particularly Japan, is poised to drive this growth, presenting opportunities for businesses to expand and capitalize on these trends. With its existing service offerings, TryHard is well-positioned and in line with the market trends to take advantage of these opportunities and drive growth.4

TryHard’s existing expertise in event curation, nightclub management, and tourism-related services makes it an ideal candidate to capitalize on the growing demand for experiential events and nightlife experiences. By expanding its service offerings and entering new markets, TryHard can leverage its existing strengths to drive growth and establish itself as a leading lifestyle entertainment company in the Asia-Pacific region.

1 Japan National Tourism Organization (JNTO) data and reports OECD Tourism Trends and Policies (Japan-specific)

2 World Travel & Tourism Council (WTTC) - Global Economic Impact & Trends reports OECD Tourism Trends and Policies publications & United Nations World Tourism Organization (UNWTO) Tourism Highlights report

3 UNWTO Tourism Towards 2030: Asia and the Pacific, McKinsey & Company reports on Asian travel and tourism & Deloitte Global Powers of Luxury Goods reports

4 Additional reference Sources:

World Travel & Tourism Council (WTTC) “Global Economic Impact & Trends 2023”

Euromonitor International “Travel 2023”

PATA (Pacific Asia Travel Association) “Asia Pacific Visitor Forecasts 2023-2025”

McKinsey & Company “The future of Asia: Asian flows and networks are defining the next phase of globalization”

ASEAN (Association of Southeast Asian Nations) Tourism Strategic Plan 2016-2025

Statista “Tourism industry in Southeast Asia - statistics & facts”

Japan National Tourism Organization (JNTO) “Japan Tourism Statistics”

OECD “OECD Tourism Trends and Policies 2020”

Precedence Research “Events Industry Market Size, Share, Trends, Opportunity Analysis Report, 2023-2030”

Grand View Research “Events Industry Market Size, Share & Trends Analysis Report, 2023 - 2030”

MICE (Meetings, Incentives, Conferences, and Exhibitions) Industry Association of India “APAC Events Industry Outlook 2023-2030”

Frost & Sullivan “Asia-Pacific Events Industry Trends and Forecasts”

ASEAN (Association of Southeast Asian Nations) “ASEAN Meetings, Incentives, Conferences, and Exhibitions (MICE) Strategic Plan 2021-2025”

Colliers International “Southeast Asia Events Industry Report 2023”

Japan Convention Bureau “Japan MICE Industry Overview and Forecast 2023-2030

Nikkei Asia “Japan’s events industry rebounds, driven by pent-up demand”

Statista “Global nightclub industry revenue 2023-2030”

Allied Market Research “Nightclub Market by Type, Revenue Stream, and Business Model: Global Opportunity Analysis and Industry Forecast, 2023-2030”

ResearchAndMarkets.com “Asia-Pacific Nightclub Market - Growth, Trends, COVID-19 Impact, and Forecasts (2023-2028)”

GlobalData “Asia-Pacific Nightclub Market Size, Trends and Forecasts 2023-2030”

Euromonitor International “Nightlife and Bars in Southeast Asia”

ASEAN Briefing “The Nightlife and Entertainment Industry in Southeast Asia”

Japan Entertainment Industry Association “Japan Nightclub Market Trends and Forecasts 2023-2030”

REAL PROPERTY

As of the date of this report, we owned the property situated at 541-0056, 2 Chome 5−19 Kyutaromachi, Chuo Ward, Osaka, Japan, which is our head office.

As of the date of this report, we have leased the following properties, all of which are located in Japan:

No.	Location	Approximate Gross Area (sq m)	Lessor	Usage	Lease Expiration Date

1	1-5-30 Shinsaibashisuji, Chuo-ku, Osaka (The Atrium Building, 1st basement floor store)		T.N. Plan Co., Ltd.	Subleasing	28 February 2025

2	1-5-30 Shinsaibashisuji, Chuo-ku, Osaka (The Atrium, 4th floor, north section)	42	The Atrium Co., Ltd.	Subleasing	28 February 2027

3	3-22-7 Nishiki, Naka-ku, Nagoya, Aichi (2nd basement floor)	65	Ark Securities Co., Ltd.	Subleasing	31 January 2027

4	3-22-7 Nishiki, Naka-ku, Nagoya, Aichi Prefecture (1st basement floor)	276	Ark Securities Co., Ltd.	Subleasing	31 January 2027

5	12-1 Konyacho, Aoi Ward, Shizuoka City, Shizuoka Prefecture (Don Quijote Shizuoka Ryogaimachi Store)	584.66	Don Quijote Co., Ltd.	Subleasing	21 April 2026

6	1-19-15 Shimanouchi, Chuo-ku, Osaka (3rd floor, Takayoshi Sakaisuji Building)	71.39	Vredu Co., Ltd.	Self-use	31 March 2025

7	2nd Toa Kaikan, 1-21-1 Kabukicho, Shinjuku-ku, Tokyo (1st basement floor)	189.32	Maruhan Co., Ltd.	Subleasing	31 July 2031

	Tokyo Second Toa Kaikan B2 Co., Ltd.	754	Universal City Campa Co., Ltd.	Subleasing	31 August 2024

	Tokyo Second Toa Kaikan B2 Co., Ltd.	754	DhanaRealEstate Co., Ltd.	Subleasing	31 August 2027

8	1-8-11-605 Higashi-Shinsaibashi, Chuo-ku, Osaka (Alglad The Tower Shinsaibashi 6th floor Room 605)	52.58	Hanshin Estate Co., Ltd.	Office/ Warehouse	30 July 2025

9	1-8-11-2201 Higashi-Shinsaibashi, Chuo-ku, Osaka (Alglad The Tower Shinsaibashi 22nd floor. Room 2201)	52.35	Hanshin Estate Co., Ltd.	Subleasing	14 May 2025

10	1-8-11-2100 Higashi-Shinsaibashi, Chuo-ku, Osaka	309.9	Hanshin Estate Co., xx Ltd.	Restaurant	31 December 2025

11	11-2 Hanabatake-cho, Chuo-ku, Kumamoto City (Kumamoto Morikawa Kanko Building 2, 3rd floor all rooms)	905.66	Kumamoto Morikawa Tourism Co., Ltd.	Subleasing	31 August 2026

12	2-201,3 Minamihama Rinku, Sennan City, Osaka Prefecture201,32-201,3 Minamihama Rinku, Sennan City, Osaka Prefecture201,3	107,800	Tsuta Ltd.	Subleasing	2 July 2029

13	8-20 Nagarekawa-cho, Naka-ku, Hiroshima City	764.94	Tsuta Ltd.	Subleasing	30 September 2028

14	5-18 Tomoda-cho, Wakayama City, Wakayama Prefecture (North Building 5th Floor, No. 512)	315.65	Wakayama Station Building Co., Ltd.	Restaurant	30 June 2026

15	4-2-90 Minamidaira, Hino-shi, Tokyo (Motoyoshi residence rental house)	103.28	Hiroshi Motoyoshi	Office	28 October 2025

No.	Location	Approximate Gross Area (sq m)	Lessor	Usage	Lease Expiration Date

16	2-12-22 Nishi-Shinsaibashi, Chuo-ku, Osaka-shi, Osaka (Asahi Plaza Shinsaibashi Room 0708)	36.81	Huang Keiba	Subleasing	31 August 2025

17	4-2-20 Sangenya Higashi, Taisho-ku, Osaka (Sekiguchi Warehouse)	49.58	Tetsu Sekiguchi	Warehouse	31 March 2026

18	2-17-13 Nakamichi, Higashinari-ku, Osaka (Nissori Osaka Castle Building)	491.92	Nissei Co., Ltd.	Warehouse	28 February 2026

19	1-14-6 Minamisenba, Chuo-ku, Osaka-shi, Osaka (Relay Building)	209.96	Relay Co., Ltd.	Subleasing	30 November 2025

20	160-1 Hiranocho, Nishiwaki City, Hyogo Prefecture (Tokita)	1,220	Tokita Textile Co., Ltd.	Warehouse	22 September 2026

21	Kamitoba Tower/93-5 Mori Higashimakocho, Minami-ku, Kyoto City, Kyoto Prefecture (Kamitoba Tenant)	134	Ayako Taya	Warehouse	31 May 2027

22	1-20-35 Kanda, Sumiyoshi-ku, Osaka (Kanda Warehouse, Sumiyoshi-ku)	653.02	Yamabun LLC	Warehouse	31 August 2026

23	2-19-5 Kabukicho, Shinjuku-ku, Tokyo (Duo Scala Shinjuku II Room 701)	30.02	Good Realtor Co., Ltd.	Employee dormitory(1)	6 February 2025

24	352 Miyoshi-cho, 2-chome Yamato-oji Higashiiri, Chion-in Furumonzen, Higashiyama-ku, Kyoto (Royal Palace Gion Room 407)	42.82	Yasuhisa Hayashi	Employee dormitory(1)	28 February 2026
25	4-144 Kyomachi, Fushimi-ku, Kyoto City, Kyoto Prefecture (Dormy Momoyama Mausoleum 0402 0405 0409 Room 3)	18.6~20.8	Kyoritsu Maintenance Co., Ltd.	Employee dormitory(1)	31 May 2026

26	2-5-15 Minamikuhoji-cho, Chuo-ku, Osaka-shi, Osaka (Estem Court Shinsaibashi Central Room 601)	22.14	ESTEM Planning Co., Ltd.v	Employee dormitory(1)	30 November 2025

27	2-5-15 Minamikuhoji-cho, Chuo-ku, Osaka-shi, Osaka (Estem Court Shinsaibashi Central Room 1103)	22.14	ESTEM Planning Co., Ltd.	Employee dormitory(1)	30 November 2025

Note:

(1)	We lease properties for our employees’ dormitory as this can enhance our operational efficiency and employee satisfaction as this can be viewed as a positive benefit to employees in Japan. The leased properties are strategically located near the workplace, reducing commuting time and improving employee work-life balance. This convenience can lead to higher job satisfaction and productivity and thus supports employee welfare and retention.

BUSINESS STRATEGIES

Our growth strategy is powered by several key drivers that we believe position us for sustained success:

-	Rising Demand for Experiential Events and Nightlife Experiences

The increasing popularity of unique and immersive experiences is expected to drive demand for our events and nightlife services. As consumers prioritize memorable experiences over material possessions, TryHard’s expertise in curating exceptional events places us in a strong position for growth.

-	Expanding Middle Class with Disposable Income

Japan’s growing middle class, with increasing disposable income for leisure activities, presents a significant opportunity for our entertainment and hospitality offerings. Our targeted marketing strategies and premium services are tailored to this demographic, aiming to enhance customer engagement and revenue.

-	Strategic Partnerships and Collaborations

We intend to collaborate with international brands, event organizers, and innovative startups to enhance our reputation, expand our network, and create new business opportunities. These partnerships will help us stay at the forefront of industry trends and solidify our market position.

-	Targeted Market Expansion

Strategic expansion into new markets, both domestically and globally, will allow us to capitalize on emerging opportunities and diversify our revenue streams. By successfully adapting our business model to new regions, we can increase growth potential and establish a strong presence in the global entertainment industry.

-	Leveraging Digital Technologies

We will enhance customer engagement and operations through user-friendly mobile apps for event ticketing and information, while utilizing data insights to optimize our operations and marketing efforts. Exploring the integration of cutting-edge technologies, such as Augmented Reality/Virtual Reality and AI, will enrich event experiences and broaden our audience.

-	Commitment to Sustainability

Implementing eco-friendly practices will reduce operational costs and environmental impact. We aim to invest in renewable energy solutions and host events that promote social responsibility and brand loyalty.

By leveraging these key growth drivers and executing our comprehensive growth strategies, we believe we are well-positioned for significant market expansion, both in Japan and internationally. Our focus on experiential events, premium services, and strategic partnerships is expected to drive revenue growth and enhance our status as a premier lifestyle entertainment company.

COMPETITION

The nightclub and event production industry in Japan is highly competitive with a number of experienced providers in the same space as us. There are a diverse range of nightclubs and bars catering to different demographics, from high-end lounges to dance clubs and niche-themed bars. Major players must constantly innovate with unique concepts, celebrity DJs, and maintain exclusivity while still being accessible in order to stand out in large cities such as Tokyo and Osaka that are known in particular, to have an ever-evolving entertainment culture. Further, given the high amount of turnover, the barriers to entry are relatively low for competitors who are willing to take over empty spaces and quickly provide a new alternative to existing clubs and bar.

Challenges of Nightclub Operations and Event Production Companies in Japan

Japan’s nightlife and the event production industry face numerous challenges that can impact operations, profitability, and sustainability. Here are some key challenges:

-	Rising Rent Costs

Nightclub operators in Japan face increasing rent costs, which can strain their budgets and limit investment in other areas. This challenge is particularly significant in major cities like Tokyo and Osaka, where rent costs are already high.

-	Changing Consumer Preferences

Japanese consumers are known for their love of new and exciting experiences. As a result, nightclubs must continually reinvent themselves to stay relevant and attract customers. This can be a significant challenge, particularly for smaller nightclubs with limited resources.

-	Strict Regulations

Japan has strict regulations regarding noise levels, operating hours, and alcohol service. Nightclub operators must navigate these complex regulations to avoid fines, penalties, and reputational damage.

-	Competition from Other Entertainment Options

Japan’s entertainment landscape is highly competitive, with many options for consumers to choose from. Nightclubs compete with other entertainment options, such as karaoke venues, live music venues, and theme parks, as well as local bars and restaurants.

-	Talent Acquisition and Retention

Attracting and retaining top talent is a significant challenge for nightclubs and event production companies in Japan. This includes DJs, performers, and other staff who are essential to delivering high-quality events and experiences.

-	Marketing and Promotion

Effective marketing and promotion are critical for nightclubs and event production companies in Japan. However, reaching and engaging with target audiences can be a significant challenge, particularly in a crowded and competitive market.

-	Logistics and Operations

Managing logistics and operations is a significant challenge for nightclubs and event production companies in Japan. This includes coordinating with suppliers, managing inventory, and ensuring that events are delivered on time and to budget.

-	Safety and Security

Ensuring the safety and security of customers and staff is a top priority for nightclubs and event production companies in Japan. This includes managing risk, implementing safety protocols, and responding to emergencies. In addition, since COVID-19, there is an increased emphasis on health and hygiene practices implemented at our venue.

-	Sustainability and Eco-Friendliness

Finally, nightclubs and event production companies in Japan face growing pressure to prioritize sustainability and eco-friendliness. This includes reducing waste, conserving energy, and promoting environmentally friendly practices throughout their operations.

SALES AND MARKETING

We employ a multi-channel approach to drive its sales and marketing efforts. Our strategy focuses on building a strong brand, raising awareness, and leveraging both online and offline marketing channels.

In terms of online marketing channels, we utilize Instagram, TikTok, and Meta to reach our target audience. These platforms enable the company to create engaging content, promote events, and build brand awareness. Additionally, we collaborate with social media influencers and content creators to amplify its brand message and attract new customers.

We also employ offline marketing channels to promote our brand and attract new customers. Word of mouth is a key driver of business for our Group, with customers encouraged to refer friends and family to our nightclubs and events. We also host and participate in various events, such as MUSIC CIRCUS, to promote our brand and attract new customers. Furthermore, we engage in strategic partnerships with other businesses, organizations, and artists to expand its reach and credibility.

Our marketing strategy is designed to build brand awareness, drive customer acquisition, and increase customer retention. To achieve these goals, we focus on delivering exceptional customer experiences at our nightclubs and events. By building a strong brand and fostering loyalty among our customers, we aim to maintain our position as a leading lifestyle entertainment company in Japan.

In terms of performance metrics, we measure the success of our sales and marketing efforts through customer flow, social media engagement, and event attendance. Our Group generates approximately 3 million customer visits across our nightclubs and events annually, and track engagement metrics such as followers, likes, and shares to gauge the effectiveness of its online marketing efforts. By monitoring these metrics, TryHard can refine its marketing strategy and make data-driven decisions to drive business growth.

INTELLECTUAL PROPERTY

Currently, our business and profitability are not materially dependent on any intellectual property such as patents, patent rights, licenses and processes or other intellectual property rights. Except as disclosed below, we have not paid or received royalties for any license or use of an intellectual property, nor do we use or own any other registered patents, trademarks or intellectual property which are material to our business.

Trademarks

As of the date of this report, we have registered the following trademarks in Japan.

As of the date of this report, we have registered the domain name https://tryhard.me/.

As of the date of this report, we were not involved in any proceedings with regard to, and we have no received notice of any claims of infringement of, any intellectual property rights that may be threatened or pending, in which we may be involved either as a claimant or respondent.

EMPLOYEES

We had 116 full-time employees as of the date of this report. The following table sets forth the numbers of our full-time employees, categorized by function, as of the same date:

Number of Employees

Management	36
Sales and marketing	20
Administration	5
Finance and accounting	9
Operations	28
Quality and safety	5
Human resources	13
Total	116

INSURANCE

We maintain public liability insurance policies in accordance with customary industry practice. We carry occupational accident, comprehensive property, business, construction compensation, comprehensive compensation, business interruption, fire and trust liability insurance for our employees in compliance with applicable regulations. We do not carry general business interruption or “key person” insurance. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Japan.

LITIGATION AND OTHER LEGAL PROCEEDINGS

As of the date hereof, we are not party to any significant proceedings.

REGULATORY ENVIRONMENT

Our principal business activities are located in Japan and are subject to regulation by applicable laws, regulations and government agencies in Japan.

As of the date of this report we have obtained the following material licenses and permits for our business operations:

Name	Location	Business	Validity
Beach Grill House (f/k/a FUYOEN Rinku Park Store)	3-201 Rinku Minamihama, Sennan-shi, Osaka, Japan	Restaurant	June 19, 2020 - June 30, 2026

TryHard 3 (pop-up stall during events)	All over Osaka, Japan (excluding ordinance-designated cities and core cities)	Restaurant	September 30, 2020 - September 30, 2025

Sun9 coffee	1F TryHard Bldg., 2-5-19 Kyutaromachi, Chuo-ku, Osaka, Japan	Restaurant	April 13, 2021 - April 30, 2027

Sun9 coffee	1F TryHard Bldg., 2-5-19 Kyutaromachi, Chuo-ku, Osaka, Japan	Confectionery	April 13, 2021 - April 30, 2027

Le Salon 2100	21F Algrad the Tower Shinsaibashi, 1-8-11, Higashi-Shinsaibashi, Chuo-ku, Osaka, Japan	Restaurant	April 23, 2021 - April 30, 2027

WHALE (pop-up stall during events)	All over Osaka, Japan (excluding ordinance-designated cities and core cities)	Restaurant	July 21, 2021 - July 31, 2026

SOMECK & FUYOEN	No. 512, 5F Wakayama Mio North Bldg., 5-61 Misono-cho, Wakayama-shi, Wakayama, Japan	Restaurant	June 21, 2022 - June 30, 2028

Company Laws

The formation, organization, operation and management of companies are governed by the Companies Act (Act No. 86 of July 26, 2005, as amended) and other related laws. Our Company is categorized as “Company with a Board of Company Auditors” provided by this Act.

According to our Japanese legal counsel, as of the date of this report, we comply with these laws and regulations.

Intellectual Property Protection Laws

There are various intellectual property laws in Japan, including the Patent Act (Act No. 121 of April 13, 1959, as amended), the Utility Model Act (Act No. 123 of April 13, 1959, as amended), the Design Act (Act No. 125 of April 13, 1959, as amended), the Trademark Act (Act No. 127 of April 13,1959, as amended), the Copyright Act (Act No. 48 of May 6, 1970). The Patent Act provides patent right and regulates protection and utilization of inventions. The Utility Model Act provides utility model right and regulates protection and utilization of devices. The Design Act provides design rights. The Trademark Act provides trademark rights. The Copyright Act provides provide for authors’ rights and neighboring rights. The aforementioned regulations apply to our intellectual property rights in Japan, and accordingly we are subject to complying with such regulations. According to our Japanese legal counsel, as of the date of this report, TryHard and MUSIC CIRCUS have registered 6 and 4 trademarks in Japan respectively.

Labor Laws

There are various labor-related laws in Japan, including the Labor Standards Act (Act No. 49 of April 7, 1947, as amended), the Industrial Safety and Health Act (Act No. 57 of June 8, 1972, as amended), and the Labor Contracts Act (Act No. 128 of December 5, 2007). The Labor Standards Act regulates, among others, minimum standards for working conditions such as working hours, leave period, and leave days. The Industrial Safety and Health Act requires, among others, the implementation of measures to secure employee safety and protect the health of workers in the workplace. The Labor Contracts Act regulates, among others, the change of terms of employment contracts and working rules, and dismissal and disciplinary action. A portion of our personnel are paid at rates related to the applicable minimum wage and further increases in the minimum wage or other changes in these laws could increase our labor costs. Our ability to respond to minimum wage increases by increasing service and product prices will depend on the responses of our competitors and patients. We may also be subject to lawsuits from our employees, Labor Standards Inspection Office, or others alleging violations of laws regarding workplace and employment matters, discrimination and similar matters. According to our Japanese legal counsel, as of the date of this report, we comply with these laws and regulations.

Regulations on Lease Agreements

Our lease agreements are generally subject to the Civil Code (Act No. 89 of April 27, 1896, as amended) and Act on Land and Building Leases (Act No. 90 of October 4, 1991, as amended). A failure to comply with the Act may harm our brand and directly result in a reduction of the Company’s revenue. According to our Japanese legal counsel, as of the date of this report, the terms and conditions of our lease agreements are consistent with these laws and are valid and enforceable as provided for in these agreements.

Regulations on Privacy Protection

The Act on the Protection of Personal Information (Act No. 57 of May 30, 2003, as amended) aims to protect an individual’s rights and interests and establishes obligations that a personal information handling business operator shall fulfill. According to our Japanese legal counsel, as of the date of this report, we comply with these laws and regulations. Additionally, the European Commission has adopted the adequacy decision on the basis of article 45 of Regulation (EU) 2016/679 (GDPR) on Japan on 23 January, 2019. Based on this decision and related mutual agreement, transfer of personal data between Japan and the EU is allowed without the adequate safeguards required by GDPR.

Regulations on Whistleblower Protection

The Whistleblower Protection Act No. 122 of June 18, 2004 (Act No. 122 of June 18, 2004, as amended) provides prohibition of disadvantageous treatment of whistleblowers on the grounds of whistleblowing and the measures that a business operator and administrative organ should take concerning whistleblowing to protect whistleblowers. A failure to comply with the Act may harm our brand and directly result in a reduction of the Company’s revenue. According to our Japanese legal counsel, as of the date of this report, we comply with these laws and regulations.

Taxation Regulations

The taxes levied in Japan on income generated by the activities of a corporation include corporate tax (national tax), local corporate tax (national tax), corporate inhabitant tax (local tax), enterprise tax (local tax), and special local corporate tax (a national tax). According to tax-related laws and regulations, including the Corporation Tax Act (Act No. 34 of March 31, 1965, as amended) and the Local Corporation Tax Act (Act No.11 of March 31,2014, as amended), the scope of income subject to the taxes is determined and the taxable income is calculated. Corporate inhabitant taxes are levied on income and a per capita basis using the corporation’s capital and the number of its employees as the tax base. Business transaction is levied consumption tax which is a type of value-added tax. According to our Japanese legal counsel, as of the date of this report, we comply with these laws and regulations.

Foreign Exchange Regulations

The Foreign Exchange and Foreign Trade Act (Act No. 228 of December 1, 1949, as amended) (the “FEFTA”) and related cabinet orders administerial ordinances, which we refer to collectively as the Foreign Exchange Regulations, govern certain aspects relating to the acquisition and holding of shares by “exchange non-residents” and by “foreign investors” (as these terms are defined below). In general, the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents to purchase or sell Ordinary Shares outside Japan using currencies other than Japanese yen.

Exchange residents are defined in the Foreign Exchange Regulations as:

●	individuals who reside within Japan; or

●	corporations whose principal offices are located within Japan.

Exchange non-residents are defined in the Foreign Exchange Regulations as:

●	individuals who do not reside in Japan; or

●	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations located within Japan are regarded as exchange residents. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are defined in the Foreign Exchange Regulations as:

●	individuals who are exchange non-residents;

●	corporations or other entities organized under the laws of foreign countries or whose principal offices are located outside Japan;

●	corporations of which 50% or more of the total voting rights are held, directly or indirectly, by individuals and/or corporations falling within(i) and/or (ii) above;

●	investment partnerships and limited liability partnerships for investment, etc. (including foreign partnerships) in which the ratio of capital contribution from exchange non-residents is 50% or more of the total amount of capital contribution by all partners, or in which a majority of the managing partners are exchange non-residents; or

●	corporations or other entities having a majority of either (A) directors or other persons equivalent thereto or (B) directors or other persons equivalent thereto having the power of representation who are non-resident individuals.

Acquisition of Shares

Acquisition by a foreign investor of shares of a Japanese corporation from a non-foreign investor requires pre or post facto reporting by the foreign investor through an exchange resident to the Minister of Finance of Japan through the Bank of Japan. No such reporting requirement is imposed, however, if:

●	shares are acquired due to the occurrence of an event of inheritance, bequest, gratis allotment of shares, or acquisition of shares with a call provision; or

●	both the investment ratio and the voting right ratio (total of closely related parties) of all shares held after the share acquisition are less than 10% (provided that the nationality of the foreign investor is that of the listed country or Japan, and the business purpose of the issuing company under its articles of incorporation falls under the category of post facto reporting industry); or

●	the acquisition falls under any other case prescribed in Article of the FEFTA, Article 3.1 of the Cabinet Order on Inward Direct Investment, etc., and Articles 3.2 and 3.3 of the Order on Inward Direct Investment, etc.

Our counsel to Japanese law confirmed that the transfer of Tryhard to the Company was done in accordance to Japanese Law.

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds from sales in Japan of, shares held by exchange non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.

Under the Foreign Exchange and Foreign Trade Act and related regulations, a Non-Resident of Japan who acquires shares from a resident of Japan is generally not subject to any prior filing requirement, although the Foreign Exchange and Foreign Trade Act and related regulations require such Non-Resident of Japan to obtain prior approval for any such acquisition from the Minister of Finance of Japan in certain limited circumstances. While such prior approval is not required in general, in each case where a resident of Japan receives a single payment of more than JPY30,000,000 from a Non-Resident of Japan for a transfer of shares in a Japanese company, such resident of Japan is required to report each receipt of payment to the Minister of Finance of Japan.

Laws and Regulations Specific to Our Business

Our current and planned business activities are subject to a variety of laws and regulations. Since many of these laws regulations include penalty provisions, if we violate these provisions, we may receive guidance or punishment from the regulatory authorities.

(1)	Event Produce

●	Casting

In order to engage in a fee-charging employment placement business (i.e., receiving offers for posting job offerings and offers for registering as a job seeker and extending services to establish employment relationships between job offerors and job seekers with receiving commissions or other compensation), a license must be obtained from the Minister of Health, Labor and Welfare under the Employment Security Act (Act No. 141 of November 30, 1947, as amended). We have received such license as of August 1, 2017, and received a current certificate (valid from August 1, 2020 to July 31, 2025) as of February 8, 2022.

When carrying out a worker dispatching business (i.e., having a worker employed by one person so as to be engaged in work for another person under the instructions of the latter, while maintaining the worker’s employment relationship with the former), it is necessary to obtain a license from the Minister of Health, Labour and Welfare under the Act on Securing the Proper Operation of Worker Dispatching Businesses and Protecting Dispatched Workers (Act No. 88 of July 5, 1985 as amended). We have received such license as of August 1, 2017, and received a current certificate (valid from August 1, 2020 to July 31, 2025) as of April 7, 2021.

●	Design, production and construction

A person who operates a construction business, except for the operator who only undertake simple construction work (i.e., work for which the contract price is less than JPY15 million or wooden housing work with a total floor space of less than 150m2 (for a complete building construction) or work for which the contract price is less than JPY5 million (for construction work other than a complete building construction)), must obtain a license from the Minister of Land, Infrastructure, Transport and Tourism or the prefectural governor under the Construction Business Act (Act No. 100 of May 24, 1949, as amended). We are not engaged in any construction business that requires a construction business license.

The design and construction of events and stores, as well as the sale and installation of audio, lighting, and visual equipment, must meet building and disaster prevention standards for the venue’s capacity, fire prevention equipment, evacuation plan, etc. in accordance with the Building Standards Act and the Fire Service Act (Act No. 186 of July 24, 1948, as amended). In particular, when selling audio, lighting, and visual equipment, it is necessary to comply with safety standards based on the Electrical Appliance and Material Safety Act (Act No. 234 of November 16, 1961, as amended) and other product safety laws and regulations. In addition, when installing audio, lighting, and visual equipment, we may be required to be qualified as an electrician under the Electrician Act (Act No. 139, August 1, 1960, as amended). According to our Japanese legal counsel, as of the date of this report, we comply with these laws and regulations.

●	Security

To engage in security services, a company must be certified by the Prefectural Public Safety Commission in accordance with the Security Services Act (Act No. 117 of July 5, 1972, as amended). In addition, security guards are required to have certain qualifications and education. According to our Japanese legal counsel, as of the date of this report, we comply with these laws and regulations.

●	Personnel arrangement and advertisement

When arranging event companions, dancers, staff, etc. for events, regulations under the Employment Security Act and the Act on Securing the Proper Operation of Worker Dispatching Businesses and Protecting Dispatched Workers are relevant. In addition, the Act against Unjustifiable Premiums and Misleading Representations (Act No. 134 of May 15, 1962, as amended) requires that advertisements for sales promotions and prizes at events do not constitute unfair labeling or excessive premiums. With regard to influencer marketing, stealth marketing is regulated under the Act against Unjustifiable Premiums and Misleading Representations (Act No. 134 of May 15, 1962, as amended). According to our Japanese legal counsel, as of the date of this report, we comply with these laws and regulations.

●	Music, images, and design

The use of copyrighted works such as music, images and designs in events requires appropriate rights processing based on the Copyright Act. Copyright and other intellectual property laws are relevant to video production and advertising design.

(2)	Club Produce

Those who intend to operate a “specified amusement-providing and food and drink-serving business” (i.e., a business which runs nightclubs or other facilities and serves the customers food and drink while entertaining them (limited to businesses which provide alcoholic beverage to customers), excluding businesses which only operate in the period starting after 6 a.m. and ending before 0 a.m. of the following day (excluding those falling under amusement business) (Article 2.11 of the Act on Control and Improvement of Amusement Business (Act No. 122 of July 10, 1948, as amended))) must obtain the following two licenses.

(i)	restaurant business license from the prefectural governor (Article 55.1 of the Food Sanitation Act (Act No. 233 of December 24, 1947, as amended))

(ii)	specified amusement-providing and food and drink-serving business to be obtained for each business location from the public safety commission that has jurisdiction over the business location (Article 31-22 of the Act on Control and Improvement of Amusement Business)

All of the clubs produced by us have obtained licenses for restaurant business and specified amusement-providing and food and drink-serving business.

In the design and operation of stores, building and disaster prevention standards must be met in accordance with the Building Standards Act (Act No. 201 of May 24, 1950, as amended) and the Fire Service Act.

(3)	Sub-Lease

When subleasing, the lessor’s consent is required (Article 612.1 of the Civil Code (Act No. 89 of April 27, 1896, as amended)). In addition, the Act on Land and Building Leases (Act No. 90 of October 4, 1991) applies to the sub-lease business.

(4)	Restaurants

Restaurants, etc. are required to obtain an approval from the prefectural governor in accordance with the Food Sanitation Act (Act No. 233 of December 24, 1947, as amended). The procedure for applying for the approval is as follows.

(i)	Consultation

Prior to commencing construction, a restaurant operator must consult with the food hygiene department of the public health center that has jurisdiction over the business (the “Authority”) and submit the design plans of the facility.

(ii)	Submission of Application Form

The restaurant operator must submit an application form etc., to the Authority approximately 10 days prior to the scheduled completion date of the facility construction. The application form must include that: (a) the structure and equipment of the facility conform to the Food Sanitation Act etc., (b) a food sanitation manager has been appointed, and (c) there have been no violations of the Food Sanitation Act in the past two years.

At that time, the restaurant operator is required to discuss with the Authority how to keep in touch about the progress of the construction and the inspection date etc.

(iii)	Confirmation Inspection of Facility Completion

The inspection will be conducted in the presence of the restaurant operator.

(iv)	Issuance of Approval

Upon confirmation of compliance with the facility standards, an approval is issued.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

Business Overview

We are an entertainment company that operates in Japan, offering a diverse range of services across the entertainment and hospitality sectors. We have established four key revenue streams: Consultancy and management, Event curation, Sub-Leasing, and Restaurants, positioning ourselves as a comprehensive service provider in the nightlife and event industries.

In our Consultancy and management segment, we deliver a wide array of management and operational services to clubs. These services encompass everything from club planning and day-to-day operations to accounting support, event management, entertainer bookings, and organizing periodic events to ensure consistent audience engagement. The Company also provides ongoing brand exposure in club venues, to generate sponsorship revenue from the customers. This ongoing involvement allows us to maintain a strong presence in Japan’s entertainment scene while generating stable, recurring revenue from club partnerships.

Through our Event curation segment, we generate revenue in two distinct ways. First, we organize and produce our own events. This involves internal teams developing creative concepts, followed by a detailed financial projection to estimate expected revenue before the event is executed. Second, we serve as a subcontractor for external clients. In this capacity, we provide a full suite of services, including event planning, construction, entertainment booking, event operation, and ticket sales. For subcontracted events, revenue is derived from a combination of fixed fees and a revenue-sharing model with the client.

Through our Sub-Leasing segment, we act as an intermediary between landlords and clubs. We lease venues directly from property owners and subsequently sub-lease these spaces to clubs. This provides an additional revenue stream for us, while enabling clubs to access prime locations without negotiating directly with landlords.

Lastly, under the Restaurants segment, we operate several restaurants, further diversifying our portfolio within the hospitality industry. These restaurants complement our core entertainment offerings, creating additional synergies between our event and club activities.

This diversified business model allows us to tap into multiple revenue opportunities while leveraging our industry expertise to deliver high-quality services across different sectors within the entertainment and hospitality space. Our total revenues increased by JPY77.7 million, or 2.2%, from JPY3,461.2 million for the year ended June 30, 2024 to JPY3,538.9 million (US$24.5 million) for the year ended June 30, 2025. Our net income was JPY137.4 million and JPY15.1 million (US$0.1 million) for the years ended June 30, 2024 and 2025, respectively. Our total revenues increased by JPY449.6 million, or 14.9%, to JPY3,461.2 million for the year ended June 30, 2024, compared to JPY3,011.6 million for the year ended June 30, 2023. Our net income increased by JPY104.5 million, or 317.0%, to JPY137.4 million for the year ended June 30, 2024, compared to JPY33.0 million for the year ended June 30, 2023. We’re dedicated to improving operational efficiency and streamlining our cost structure. These strategic measures are designed to enhance our net profit margins, ensuring the company’s long-term financial stability and profitability. As we move forward, we believe we are poised to capture new opportunities and drive sustainable growth within the entertainment and hospitality sectors.

Key Factors Affecting Our Results of Operation

Consultancy and Management Risk

●	Changes in Regulations: The nightlife and club industry is subject to stringent regulations, including licensing requirements, noise restrictions, health and safety standards, and alcohol laws. Any changes or tightening of regulations could increase operating costs or limit the ability to operate clubs profitably.
●	Operational Liabilities: Running clubs involves inherent risks such as accidents, safety violations, or security issues. Legal or reputational risks related to incidents in the clubs could result in financial liabilities or damage to our brand image.

Event curation Risk

●	Unpredictable Event Demand: The demand for events, whether self-produced or subcontracted, can fluctuate significantly due to economic conditions, changes in consumer preferences, and competition. If consumer interest in events declines, our revenue from event curation could suffer.
●	Event Cancellations: Our revenue projections for self-produced events may be disrupted by external factors such as weather, public health concerns (e.g., pandemics), or venue-related issues, leading to cancellations or reduced attendance.

Sub-Leasing Risk

●	Lease Agreement Risks: In the sub-leasing business, we assume the risk of securing long-term tenants. If we are unable to sub-lease venues to clubs at favorable rates or if tenant clubs default on their leases, we may still be responsible for paying rent to landlords, putting pressure on margins.
●	Real Estate Market Fluctuations: Changes in the real estate market, including rental prices and property values, could impact our sub-leasing operations. If rental rates increase, we may have difficulty maintaining profitable sub-leasing arrangements.

Restaurants Risk

●	Operational Challenges in Restaurants: The restaurant industry is notoriously difficult due to high operating costs, changing consumer preferences, and fluctuations in food supply costs. Any issues in restaurant operations, such as food safety incidents, poor customer reviews, or operational inefficiencies, could negatively impact revenue and profitability.
●	Economic Downturns: During economic downturns, consumers often reduce discretionary spending, particularly in entertainment and dining. This could negatively impact both our club and restaurant businesses, leading to reduced traffic and sales.

Depending risk on Key Personnel and Entertainers

●	Reliance on Talent: Our success in both event curation and consultancy and management depends heavily on securing top entertainers and talent. If we are unable to attract high-quality performers or loses relationships with key entertainers, it could affect our ability to draw audiences and maintain profitable operations.
●	Management Team Risk: We may be highly reliant on our key management personnel for planning and executing events and operations. If we lose key personnel, it could experience disruption in our business operations or strategic initiatives.

Macroeconomic and Market Risk

●	Economic Volatility: Our business is tied to discretionary consumer spending, which is often sensitive to broader economic conditions. An economic slowdown or recession could result in fewer events, lower club attendance, and reduced demand for restaurant dining, negatively affecting all of our revenue streams.
●	Inflation and Rising Costs: Rising costs for materials, labor, utilities, and food ingredients could erode profit margins in event curation, consultancy and management, sub-leasing and restaurants.

Grow Strategies

Expand Consultancy and management through Strategic Collaborations with Advertising Companies

●	Partnering with Advertising Companies for Club Expansion: Collaborating with advertising companies can provide us with the marketing expertise and resources necessary to expand our consultancy and management services. These partnerships can help promote our club-related services to a broader audience, attract new club clients, and reach potential investors looking to open or enhance club venues.
●	Creating Tailored Marketing Campaigns: By working with advertising agencies, we can develop tailored campaigns that resonate with specific club-going demographics. These agencies can help position us as a leader in club operations by highlighting our comprehensive services in planning, operations, accounting, entertainer booking, and event management. Customized campaigns could emphasize the unique experiences that clubs partnering with we provide, helping to differentiate them from competitors.
●	Leverage Advertising Agencies’ Networks: Collaborating with advertising agencies also provides access to a broader network of venues and clubs that may be interested in our services. These agencies often have established relationships with venue owners, promoters, and investors, offering a gateway to expand our consultancy and management portfolio quickly and efficiently.
●	Brand Synergies and Co-Marketing: Collaborating with advertising companies also opens opportunities for co-marketing initiatives. For instance, new club openings or exclusive events can be promoted alongside self-produced events, leveraging both networks to drive attendance and engagement across our offerings.
●	Geographical Expansion: With advertising companies’ help, we can target new geographic markets within Japan or even internationally. By identifying regions with growing demand for nightlife and club entertainment, we can strategically expand our consultancy and management services to new cities or entertainment districts.

Increase Self-Produced Events to Maximize Revenue

●	Control Over Revenue Streams: By focusing on more self-produced events, we can maintain full control over event planning, ticket sales, and operational execution. This allows us to capture a larger share of the revenue compared to subcontracted events, where revenue is shared with external parties. The self-produced model enables higher profit margins as we do not need to split earnings with a third-party client.
●	Leveraging Brand Strength: With an increase in self-produced events, we can build our brand as a premier event producer. By curating unique and high-quality events, we can create a loyal customer base that associates the “TryHard” name with exciting and well-organized entertainment. This can lead to repeat attendees, strong word-of-mouth marketing, and higher ticket sales, all contributing to greater revenue growth.
●	Diversification of Event Types: Another way to scale self-produced events is by diversifying the types of events offered. We can experiment with different genres of music, themes, and entertainment formats to appeal to a broader audience. This strategy can also mitigate the risk of over-reliance on one particular type of event, ensuring steady revenue even if specific genres or trends fluctuate in popularity.
●	Cross-Promotional Opportunities: By linking self-produced events with other parts of the business, such as club operations or restaurant ventures, we can create integrated entertainment experiences. For example, club-goers or restaurant patrons can receive special offers or early access to tickets for events, encouraging more engagement across our service lines.

Combined Growth Potential

These two growth strategies, expanding consultancy and management and scaling self-produced events—complement each other and create synergies. More self-produced events not only increase revenue but also enhance our brand visibility, which can be leveraged when negotiating new consultancy and management contracts. Meanwhile, an increased number of clubs provides additional venues for hosting these self-produced events, creating a virtuous cycle of growth.

Expanding partnerships with advertising agencies can amplify both strategies, ensuring that our events and club services reach a larger and more wide audience base, thereby maximizing the potential for long-term growth and market leadership in Japan’s entertainment sector.

Forward-Looking Statements

We plan to expand our consultancy and management segment by collaborating with leading advertising companies, which will allow us to reach new markets and secure long-term partnerships with club owners. This strategic collaboration is expected to accelerate the growth of our consultancy and management division, leading to a broader footprint in the nightlife and entertainment industry. Additionally, we anticipate significant growth in the coming years through the expansion of our self-produced events, which are expected to generate higher revenue and enhance brand recognition. By leveraging our event curation expertise and diversifying our event offerings, we aim to increase both attendance and profitability in this segment.

As we continue to explore opportunities to enhance our sub-leasing segment and restaurants segment, we remain committed to optimizing our revenue streams and driving operational efficiencies. This includes exploring potential geographic expansion, investing in technology to enhance customer experiences, and improving internal processes to support sustainable growth.

While we are optimistic about our future prospects, we acknowledge that our success is contingent on several factors, including market demand for entertainment services, regulatory changes, competition, and broader economic conditions. We will continue to monitor these risks closely and adjust our strategies as needed to maintain strong financial performance.

Management remains focused on delivering long-term value to our stakeholders and is confident in our ability to adapt to evolving market conditions while capitalizing on growth opportunities.

Key Component of Results of Operations

Revenues

Our revenues are derived from providing consultancy and management, event curation, sub-leasing services and restaurants. The following table sets forth the components of our revenue in amounts and percentages of the total revenue for the periods presented:

	For the years ended June 30,
	2023		2024		2025
	JPY’000%		JPY’000%		JPY’000	US$’000%
Revenues:
Consultancy and management	2,013,747	66.9	2,170,765	62.7	2,480,302	17,204	70.1
Event curation	594,443	19.7	894,643	25.8	898,796	6,234	25.4
Sub-leasing	289,948	9.6	283,119	8.2	67,346	467	1.9
Restaurants	113,500	3.8	112,708	3.3	92,478	642	2.6
Total revenues	3,011,638	100.0	3,461,235	100.0	3,538,922	24,547	100.0

Consultancy and management

Revenues from consultancy and management focus on the operation and management of entertainment venues and nightclubs. We provide a whole comprehensive range of services such as venue management, artist production and management, security, food and beverage, ticketing, accounting, visual designs, VIP packages, photography, logo design, marketing etc. Consultancy and management revenue consists of base management fees and incentive management fees. Base management fees are fixed-monthly fee agreed with the customer. Incentive management fees are variable consideration equal to 1% to 5% of each night club’s monthly gross revenues. Consultancy and management revenue is recognized over time as services are provided to the customer.

We generate sponsorship revenue by providing ongoing brand exposure in club venues, by displaying the banners with logos in clubs, signage on client desks. The sponsorship revenue is recognized over time as services of brand exposure are provided.

We also generate revenue by creating unique entertainment formats, including hosting themed nights and seasonal events with a mix of live artists, DJs, dancers and guest performers in the club. The revenue is recognized at a point in time when the designated services have been completed.

Event curation

Revenue from entertainment event management services includes revenue generated from managing concerts, tour, and outdoor events. We provide a range of services to the customers, including planning, designing, managing and producing all aspects of an event.

Sub-leasing

Revenue from sub-leasing includes income from renting out real estate and club to third parties.

Restaurants

Revenue from restaurant operation generates revenue from the operation of restaurants which provide food and beverage to customers.

Cost of Revenues

Cost of revenues represent costs directly related to revenue-generating activities, including event setup and performance fee, salaries and other compensation-related expenses for operating personnel, rental expenses for equipment used for events, depreciation expenses of right-of-use assets, property and equipment for operations, foods, beverage and supplies and other costs directly attributable to the business.

Operating expenses

The following table sets forth the component of our operating expenses by amounts and percentages of total operating expenses for the periods presented.

	For the years ended June 30,
	2023		2024		2025
	JPY’000%		JPY’000%		JPY’000	US$’000%
Operating expenses
Selling and marketing expenses	212,120	40.9	228,100	36.1	272,270	1,889	35.2
General and administrative expenses	306,474	59.1	404,228	63.9	502,255	3,484	64.8
Operating expenses	518,594	100.0	632,328	100.0	774,525	5,373	100.0

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended June 30,
	2023		2024		2025
	JPY’000%		JPY’000%		JPY’000	US$’000%
Revenue
– External	3,011,638	100.0	3,461,235	100.0	3,403,032	23,604	96.2
– Related parties	-	-	-	-	135,890	943	3.8
Cost of revenue
– External	(2,429,833)	(80.7)	(2,680,673)	(77.4)	(2,807,471)	(19,473)	(79.3)
– Related parties	-	-	-	-	(30,977)	(215)	(0.9)
Gross profit	581,805	19.3	780,562	22.6	700,474	4,859	19.8

Operating expenses
Selling and marketing expenses
-External	(212,120)	(7.0)	(228,100)	(6.6)	(264,939)	(1,838)	(7.5)
-Related party	-	-	-	-	(7,331)	(51)	(0.2)
General and administrative expenses	(306,474)	(10.2)	(404,228)	(11.7)	(502,255)	(3,484)	(14.2)
Total operating expenses	(518,594)	(17.2)	(632,328)	(18.3)	(774,525)	(5,373)	(21.9)
Operating income (loss)	63,211	2.1	148,234	4.3	(74,051)	(514)	(2.1)

Other income (expenses)
Other income	25,663	0.9	16,448	0.5	182,391	1,265	5.2
Other expenses	(16,513)	(0.5)	(4,412)	(0.1)	(51,293)	(356)	(1.5)
Total other income, net	9,150	0.4	12,036	0.4	131,098	909	3.7
Operating profit
Share of (loss) income of investments in an associate	-	-	(1,061)	-	13,963	97	0.4
Gain on disposal of a subsidiary	-	-	94,000	2.7	-	-	-
Finance income					180	1
Finance costs	(21,140)	(0.7)	(21,607)	(0.6)	(21,965)	(152)	(0.6)
Profit before income tax expenses	51,221	1.8	231,602	6.8	49,225	341	1.4
Income tax expenses	(18,268)	(0.6)	(94,192)	(2.7)	(34,114)	(237)	(1.0)
Net profit for the year and total comprehensive income	32,953	1.2	137,410	4.1	15,111	104	0.4

Segment Results of Operation

Our business is divided into four main segments: Consultancy and management, Event curation, Sub-leasing, and Restaurants. Each segment contributed differently to our overall financial performance. The following table sets forth the segment results of operation for the periods indicated.

		For the years ended June 30,
		2023	2024	2025	2025	Flux
		JPY’000	JPY’000	JPY’000	US$’000	JPY’000%
Consultancy and management	Revenue	2,013,747	2,170,765	2,480,302	17,204	309,537	14.3
	Cost of revenue	1,475,496	1,571,866	1,829,334	12,689	257,468	16.4
	Gross profit	538,251	598,899	650,968	4,515	52,069	8.7
	Gross margin	26.7%	27.6%	26.2%	26.2%	(1.4)%	(5.1)
Event curation	Revenue	594,443	894,643	898,796	6,235	4,153	0.5
	Cost of revenue	625,710	800,902	845,025	5,861	44,123	5.5
	Gross profit	(31,267)	93,741	53,771	374	(39,970)	(42.6)
	Gross margin	(5.3)%	10.5%	6.0%	6.0%	(4.5)%	(42.9)
Sub-leasing	Revenue	289,948	283,119	67,346	467	(215,773)	(76.2)
	Cost of revenue	132,405	129,592	43,681	303	(85,911)	(66.3)
	Gross profit	157,543	153,527	23,665	164	(129,862)	(84.6)
	Gross margin	54.3%	54.2%	35.1%	35.1%	(19.1)%	(35.2)
Restaurants	Revenue	113,500	112,708	92,478	641	(20,230)	(17.9)
	Cost of revenue	196,222	178,313	120,408	835	(57,905)	(32.5)
	Gross profit	(82,722)	(65,605)	(27,930)	(194)	37,675	(57.4)
	Gross margin	(72.9)%	(58.2)%	(30.2)%	(30.2)%	28.0%	(48.1)
Consolidated	Revenue	3,011,638	3,461,235	3,538,922	24,547	77,687	2.2
	Cost of revenue	2,429,833	2,680,673	2,838,448	19,688	157,775	5.9
	Gross profit	581,805	780,562	700,474	4,859	(80,088)	(10.3)
	Gross margin	19.3%	22.6%	19.8%	19.8%	(2.8)%	(12.4)

Year ended June 30, 2024 compared to year ended June 30, 2025

Revenues

Revenue increased from JPY3,461.2 million for the year ended June 30, 2024 to JPY3,538.9 million (US$24.5 million) for the year ended June 30, 2025, representing an increase of 2.2%, which was primarily due to the increased revenue in our consultancy and management segment.

Revenue in consultancy and management segment increased from JPY2,170.8 million for the year ended June 30, 2024 to JPY2,480.3 million for the year ended June 30, 2025, reflecting an increase of 14.3%. The increase was primarily attributable to the opening of three new clubs during the year, which contributed approximately JPY176.2 million in our revenue. In addition, enhanced marketing efforts effectively attracted a larger customer base and stimulated higher customer spending at our existing clubs, further supporting the segment’s revenue growth.

Event curation revenue remained relatively stable at approximately JPY894.6 million and JPY898.8 million for the years ended June 30, 2024 and 2025, respectively. Looking ahead, we plan to drive revenue growth through multiple initiatives, including collaborations with government entities and tourism associations, as well as co-hosting events with strategic partners. By leveraging both our production and operational expertise and the branding strength of strategic partners, we aim to expand our event portfolio, diversify revenue sources, and enhance profitability over the medium term.

The sub-leasing segment, which involves the leasing of real estate properties, experienced a significant decline in performance for the year ended June 30, 2025. Revenue decreased by JPY215.8 million, or 76.2%, from JPY283.1 million for the year ended June 30, 2024 to JPY67.3 million for the year ended June 30, 2025. The decrease was primarily attributable to a modification to the head lease term for one of our sub-leasing arrangements. As a result, the arrangement was reclassified as a finance sublease, leading to a substantial reduction in revenue recognized under this segment.

Revenue in restaurants segment, which served as a supplement to other types of revenues, decreased by JPY20.2 million, or 17.9%, from JPY112.7 million for the year ended June 30, 2024 to JPY92.5 million for the year ended June 30, 2025, which was mainly due to the closing of a restaurant.

Cost of revenue

Cost of revenue increased from JPY2,680.7 million for the year ended June 30, 2024 to JPY2,838.4 million (US$19.7 million) for the year ended June 30, 2025, representing an increase of 5.9%, which was generally in line with the revenue increase.

Cost of revenue for consultancy and management segment increase from JPY1,571.9 million for the year ended June 30, 2024 to JPY1,829.3 million for the year ended June 30, 2025, primarily due to higher staff costs, event setup and performance fees, as well as increased expenses for club-based events to support the opening of new clubs and enhance customer experiences.

Cost of revenue in event curation segment increased from JPY800.9 million for the year ended June 30, 2024 to JPY845.0 million for the year ended June 30, 2025, primarily due to higher event setup and performance fees, as well as a rise in depreciation expense of right-of-use assets arising from the use of several leased venues to host events during the period.

Cost of revenue in sub-leasing segment decreased from JPY129.6 million for the year ended June 30, 2024 to JPY43.7 million for the year ended June 30, 2025. The decrease was mainly due to a reduction in depreciation expense of right-of-use asset resulting from the modification of one of our sub-leasing arrangements into a finance sublease.

Cost of revenue in restaurants segment also decreased from JPY178.3 million for the year ended June 30, 2024 to JPY120.4 million for the year ended June 30, 2025, which was mainly due to the closing of a restaurant.

Gross profit

Gross profit decreased from JPY780.6 million for the year ended June 30, 2024 to JPY700.5 million (US$4.9 million) for the year ended June 30, 2025, reflecting a 10.3% decrease. Our gross margin was 22.6% and 19.8% for the years ended June 30, 2024 and 2025, respectively.

Gross margin for consultancy and management segment was 27.6% and 26.2% for the years ended June 30, 2024 and 2025, respectively, which remained relatively stable. The segment maintained our profitability through effective cost management and by offering premium services that commanded higher prices.

Gross margin for event curation segment was 10.5% and 6.0% for the year ended June 30, 2024 and 2025, respectively. The decrease was primarily due to losses on several events undertaken to expand market presence and strengthen brand recognition, positioning us for future growth. Over time, we believe we have established ourselves as a premier event curator, delivering exceptional experiences that captivate audiences and foster memorable connections.

Gross margin for sub-leasing segment decreased from 54.2% for the year ended June 30, 2024 to 35.1% for the year ended June 30, 2025. The reduction in the gross profit margin was mainly due to liquidated damages from an early lease termination, as well as the reclassification of a sub-leasing arrangement as a finance lease, which reduced revenue more than costs.

The restaurants segment, which serves as a supplement to other types of revenues, continued to operate at a negative gross margin. The negative margins were 58.2% for the year ended June 30, 2024, and improved to 30.2% for the year ended June 30, 2025. We are proactively taking steps to optimize restaurant operations. Our focus lies on implementing strategies to reduce the share of fixed costs in the total cost structure, thereby boosting the segment’s profitability. This strategic approach has effectively led to a 28.0% reduction in the negative margin.

Operating expenses

Our operating expenses increased by 22.5% from JPY632.3 million for the year ended June 30, 2024 to JPY774.5 million (US$5.4 million) for the year ended June 30, 2025.

Selling and marketing expenses Our selling and marketing expenses increased by 19.4%, from JPY228.1 million for the year ended June 30, 2024 to JPY272.3 million (US$1.9 million) for the year ended June 30, 2025. This increase was primarily driven by the higher advertising and marketing expenses, as well as increased staff-related costs, to support our business expansion.

General and administrative expenses Our general and administrative expenses increased by JPY98.1 million, or 24.3% from JPY404.2 million for the year ended June 30, 2024 to JPY502.3 million (US$3.5 million) for the year ended June 30, 2025, which was primarily attributable to (i) the allowance of credit losses of JPY26.7 million the year ended June 30, 2025, compared to the reversal of expected credit losses of JPY0.9 million the year ended June 30, 2024, primarily due to higher accounts receivable resulting from revenue growth during the year; (ii) an increase of JPY 29.6 million in legal and professional fees, primarily attributable to audit expenses associated with our initial public offering, which were expensed as incurred; (iii) an increase of JPY29.2 million and JPY12.7 million in staff-related expenses and service fees as a result of business expansion; and (iv) an increase of JPY11.4 million in director fees, which was mainly due to higher remuneration levels for directors to remain competitive in retaining experienced management personnel.

Other income and expenses

Other income increased by JPY166.0 million, from JPY16.4 million for the year ended June 30, 2024 to JPY182.4 million (US$1.3 million) for the year ended June 30, 2025, which was primarily attributable to (i) an increase of JPY162.2 million in gain on derecognition of right-of-use assets mainly following the reclassification of a sub-leasing arrangement as a finance lease due to lease modification; (ii) an increase of JPY10.1 million in gain on lease termination as a result of the termination of several leases; and partially offset by (i) a decrease of JPY1.3 million in government subsidies as the subsidy received in 2023 was a one-off grant.

Other expenses increased by JPY46.9 million, from JPY4.4 million for the year ended June 30, 2024 to JPY51.3 million (US$0.4 million) for the year ended June 30, 2025, which was primarily attributable to an increase of JPY32.8 million in loss on disposal of equipment and furniture following the closing of a restaurant.

Financial costs

Financial costs increased from JPY21.6 million for the year ended June 30, 2024 to JPY22.0 million (US$0.2 million) for the year ended June 30, 2025. The increase was primarily attributable to an increase of JPY4.4 million in interest expenses on bank and other borrowings, mainly driven by a higher interest rate on borrowings from a non-financial institution; partially offset by a decrease of JPY3.9 million in interest expenses on lease liabilities following the reduction of the term of one lease from 14 years to 3 years.

Income tax expenses

Income tax expenses decreased by JPY60.1 million, from JPY94.2 million for the year ended June 30, 2024 to JPY34.1 million (US$0.2 million) for the year ended June 30, 2025. This decrease was primarily attributable to a lower pre-tax profit for the year ended June 30, 2025.

Net income

As a result of the foregoing, we incurred net income of JPY15.1 million (US$0.1 million) for the year ended June 30, 2025, compared to net income of JPY137.4 million for the year ended June 30, 2024.

Year ended June 30, 2023 compared to year ended June 30, 2024

Revenues

Revenue increased from JPY3,011.6 million for the year ended June 30, 2023 to JPY3,461.2 million for the year ended June 30, 2024, representing a year-over-year growth of 14.9%. This growth was primarily driven by higher demand in consultancy and management and event curation, with both segments benefiting from an increase in events and enhanced customer experiences at venues.

Revenue in consultancy and management segment increased from JPY2,013.7 million for the year ended June 30, 2023 to JPY2,170.8 million for the year ended June 30, 2024, reflecting a growth rate of 7.8%. This growth was driven by the introduction of new entertainment offerings, improved customer engagement, and higher patronage across our venues. The segment benefited from increased consumer spending on entertainment as economic conditions improved.

Revenue in event curation segment increased significantly, from JPY594.4 million for the year ended June 30, 2023 to JPY894.6 million for the year ended June 30, 2024, reflecting a 50.5% growth year-over-year. This strong performance was driven by an increase in the number of events held, particularly in the music and entertainment sectors. Our ability to attract larger audiences and secure more sponsorship deals contributed to this growth.

The sub-leasing segment, which involves the leasing of real estate properties, experienced a slightly decline in performance for the year ended June 30, 2024. Revenue decreased from JPY289.9 million for the year ended June 30, 2023 to JPY283.1 million for the year ended June 30, 2024, representing a 2.4% decrease. This reduction was part of a strategic shift by us to focus more on our core business of consultancy and management and event curation, with less emphasis on real estate sub-leasing activities.

Revenue in restaurants segment, which served as a supplement to other types of revenues, decreased slightly from JPY113.5 million for the year ended June 30, 2023 to JPY112.7 million for the year ended June 30, 2024.

Cost of revenue

Cost of revenue increased from JPY2,429.8 million for the year ended June 30, 2023 to JPY2,680.7 million for the year ended June 30, 2024, representing a year-over-year growth of 10.3%. This growth was in line with the growth in revenue.

Cost of revenue for consultancy and management segment also grew from JPY1,475.5 million for the year ended June 30, 2023 to JPY1,571.9 million for the year ended June 30, 2024, primarily due to higher staff costs, venue maintenance, and the cost of providing enhanced customer experiences.

Cost of revenue in event curation segment increased from JPY625.7 million for the year ended June 30, 2023 to JPY800.9 million for the year ended June 30, 2024. This rise is attributed to higher operational costs, such as event setup and performance fee, equipment, staff costs, logistics, and outsourced event curation services, as the scale and complexity of events grew.

Cost of revenue in sub-leasing segment declined from JPY132.4 million for the year ended June 30, 2023 to JPY129.6 million for the year ended June 30, 2024, as fewer resources were allocated to this segment.

Cost of revenue in restaurants segment also decreased, from JPY196.2 million for the year ended June 30, 2023 to JPY178.3 million for the year ended June 30, 2024, which was mainly due to the closing of a restaurant.

Gross profit

Gross profit increased from JPY581.8 million for the year ended June 30, 2023 to JPY780.6 million for the year ended June 30, 2024, reflecting a 34.2% year-over-year growth. Despite rising costs, we maintained a relatively stable gross margin of 19.3% and 22.6% for the years ended June 30, 2023 and 2024, respectively through careful cost management and operational efficiency.

Gross margin for consultancy and management segment was 26.7% and 27.6% for the years ended June 30, 2023 and 2024, respectively, which remained stable. The segment maintained our profitability through effective cost management and by offering premium services that commanded higher prices.

The event curation segment experienced a negative margin of 5.3% for the year ended June 30, 2023, which significantly improved to a gross margin of 10.5% for the year ended June 30, 2024. The negative gross margin in 2023 was primarily due to the discontinuation of one event with significant cost incurred.

The sub-leasing segment maintained a high and stable gross margin, achieving 54.3% and 54.2% for the year ended June 30, 2023 and 2024.

The restaurants segment, which serves as a supplement to other types of revenues, continued to operate at a negative gross margin. The negative margins were 72.9% for the year ended June 30, 2023, and improved to 58.2% for the year ended June 30, 2024. The negative margins were mainly attributed to high fixed costs including staff costs and amortization costs of right-of-use assets associated with the leased restaurants. We are actively working on improving restaurant operations, focusing on strategies to reduce the proportion of fixed costs relative to total costs, thereby aiming to enhance profitability in this segment.

Operating expenses

Our operating expenses increased by 21.9% from JPY518.6 million for the year ended June 30, 2023 to JPY632.3 million for the year ended June 30, 2024.

Selling and marketing expenses Our selling and marketing expenses increased by 7.5%, from JPY212.1 million for the year ended June 30, 2023 to JPY228.1 million for the year ended June 30, 2024. This increase was primarily driven by the increase of marketing and promotion expenses due to our increased promotional efforts for market expansion.

General and administrative expenses Our general and administrative expenses increased by JPY97.8 million, or 31.9% from JPY306.5 million for the year ended June 30, 2023 to JPY404.2 million for the year ended June 30, 2024, which was primarily attributable to (i) an increase of JPY20.9 million and JPY12.4 million in travel and transportation and office expense due to the increased of travel and meetings as a result of business expansion; (ii) an increase of JPY21.1 million in legal and professional fees, which was primarily due to the engagements of audit, legal, and consulting services, making our operation more standardized; (iii) an increase of JPY18.7 million in depreciation and amortization of property and equipment, as well as right-of-use assets; and (iv) a decrease of JPY21.8 million in reversal of expected credit losses; partially offset by (i) a decreased of JPY10.5 million in director fees, which was mainly due to the decreased directors personnel.

Other income and expenses

Other income decreased by JPY9.2 million, from JPY25.7 million for the year ended June 30, 2023 to JPY16.4 million for the year ended June 30, 2024, which was primarily attributable to (i) a decrease of JPY4.1 million in gain on derecognized of right-of-use assets as a result of fewer subleases recognized as finance leases; and (ii) a decrease of JPY9.1 million in government subsidies as the changes of government policy with the end of the COVID-19 pandemic.

Other expenses decreased by JPY12.1 million, from JPY16.5 million for the year ended June 30, 2023 to JPY4.4 million for the year ended June 30, 2024, which was primarily attributable to a decrease of JPY12.0 million in loss on disposal of fixed assets.

Gain on disposal of a subsidiary

We recorded a loss control of the subsidiary and recognition of associate with gain of JPY94.0 million for the year ended June 30, 2024 as a result of disposal 60% shares of Music Circus Co., Ltd. to a third party.

Financial costs

Financial costs increased from JPY21.1 million for the year ended June 30, 2023 to JPY21.6 million for the year ended June 30, 2024. The above slight increase was primarily attributable to a slight increase of (i) interest expenses on bank and other borrowings; and (ii) interest expenses on lease liabilities.

Income tax expenses

Income tax expenses increased by JPY75.9 million, from JPY18.3 million for the year ended June 30, 2023 to JPY94.2 million for the year ended June 30, 2024. This increase was primarily attributable to the growth of net income for the year ended June 30, 2024.

Net Income

As a result of the foregoing, net income increased by JPY104.5 million, or 317.0%, from JPY33.0 million for the year ended June 30, 2023 to JPY137.4 million for the year ended June 30, 2024. This result still underscores our success in expanding our operations while maintaining solid financial discipline.

B. Liquidity and Capital Resources.

The primary source of liquidity historically has been cash generated from our business operations, equity contributions from our shareholders and borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements. As of June 30, 2024 and 2025, our cash and cash equivalents were JPY94.1 million and JPY13.3 million (US$0.1 million), respectively. Our cash and cash equivalents consist of cash at bank and cash in hand.

We believe that the existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, together with the net proceeds from this offering of the Public Offering Ordinary Shares, will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this annual report. We also believe that the existing cash and cash equivalents will be sufficient to support our planned operations for the next year and that the existing cash and cash equivalents, together with anticipated cash flow from our sales projects, will be sufficient to meet our operating needs for the next few years. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from the operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditure or similar actions. If we determine that the cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Our ability to manage the working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

Cash flows

The following table provides a summary of our cash flows for the years ended June 30, 2023, 2024 and 2025.

	For the years ended June 30,				Change
	2023	2024	2025	2025	Amount	%
	JPY’000			US$’000	JPY’000
Net cash generated from (used in) operating activities	313,339	142,915	(197,484)	(1,369)	(340,399)	(238.2)
Net cash (used in) generated from investing activities	(15,923)	114,878	301,458	2,091	186,580	162.4
Net cash used in financing activities	(280,921)	(233,204)	(184,680)	(1,281)	48,524	(20.8)
Net increase (decrease) in cash and cash equivalents	16,495	24,589	(80,706)	(559)	(105,295)	(428.2)
Cash and cash equivalents at the beginning of the year	52,970	69,465	94,054	652	24,589	35.4
Cash and cash equivalents at the end of the year	69,465	94,054	13,348	93	(80,706)	(85.8)

Operating Activities

Net cash used in operating activities was JPY197.5 million (US$1.4 million) for the year ended June 30, 2025, which primarily reflected our profit before income tax expenses of JPY49.2 million as mainly adjusted by (i) certain non-cash items, primarily comprising (a) depreciation expense of property and equipment of JPY69.8 million, (b) depreciation expense of right-of-use assets of JPY155.6 million, (c) gain on derecognition of right-of-use assets of JPY170.4 million, (d) loss on disposal of property and equipment of JPY34.0 million, (e) gain on termination of lease of JPY10.2 million, (f) share of income of investments in an associate of JPY14.0 million, (g) allowance for expected credit losses of JPY26.7 million; and (ii) changes in working capital, primarily comprising (a) an increase in accounts receivables of JPY396.4 million as a result of higher revenues, (b) an increase in accounts and other payables of JPY138.1 million, and (c) an increase in other current assets of JPY49.0 million.

Net cash provided by operating activities was JPY142.9 million for the year ended June 30, 2024, which primarily reflected our profit before income tax expenses of JPY231.6 million as mainly adjusted by (i) certain non-cash items, primarily comprising (a) depreciation expense of property and equipment of JPY66.6 million, (b) depreciation expense of right-of-use assets of JPY192.7 million, (c) gain on disposal of a subsidiary of JPY94.0 million, (d) gain on derecognized of right-of-use assets of JPY8.2 million; and (ii) changes in working capital, primarily comprising (a) an increase in accounts receivables of JPY187.4 million as a result of surge increased revenue, (b) an increase in accounts and other payables of JPY24.4 million, (c) a decrease in contact liabilities of JPY50.2 million.

Net cash provided by operating activities was JPY313.3 million for the year ended June 30, 2023, which primarily reflected our profit before income tax expenses of JPY51.2 million as mainly adjusted by (i) certain non-cash items, primarily comprising (a) depreciation expense of property and equipment of JPY56.2 million, (b) depreciation expense of right-of-use assets of JPY171.7 million, (c) gain on derecognized of right-of-use assets of JPY12.4 million, (d) loss on disposal of property and equipment of JPY13.3 million, (d) reversal of provision for expected credit losses of JPY22.7 million; and (ii) changes in working capital, primarily comprising (a) a decrease in accounts receivables of JPY116.8 million, (b) an increase in other current assets of JPY63.7 million, (c) a decrease in accounts and other payables of JPY25.5 million, (d) an increase in contact liabilities of JPY49.6 million.

Investing Activities

For the year ended June 30, 2025, our net cash generated from investing activities was JPY301.5 million (US$2.1 million), which was primarily attributable to receipt of the principal portion of net investments in subleases of JPY349.3 million; and was mainly offset by (i) purchase of property and equipment of JPY46.1 million; and (ii) purchase of term deposit of JPY1.8 million.

For the year ended June 30, 2024, our net cash generated from investing activities was JPY114.9 million, which was primarily attributable to (i) receipt of the principal portion of net investments in subleases of JPY113.4 million; (ii) proceeds from disposal of a subsidiary of JPY100.0 million; and was mainly offset by (i) purchase of property and equipment of JPY98.5 million.

For the year ended June 30, 2023, our net cash used in investing activities was JPY15.9 million, which was primarily attributable to receipt of the principal portion of net investments in subleases of JPY76.9 million; and was mainly offset by purchase of property and equipment of JPY92.8 million.

Financing Activities

For the year ended June 30, 2025, net cash used in financing activities was JPY184.7 million (US$1.3 million), which was primarily attributable to (i) repayments of bank and other borrowings of JPY413.1 million; (ii) principal elements of operating and finance lease payments of JPY329.4 million; (iii) payment for deferred offering cost of JPY207.5 million; and was mainly offset by (i) proceeds from bank and other borrowings of JPY386.0 million; (ii) capital contribution from the shareholder of JPY379.4 million.

For the year ended June 30, 2024, net cash used in financing activities was JPY233.2 million, which was primarily attributable to (i) repayments of bank and other borrowings of JPY191.4 million; (ii) principal elements of operating and finance lease payments of JPY283.7 million; and was mainly offset by (i) proceeds from bank and other borrowings of JPY170.9 million; (ii) capital contribution from the shareholder of JPY30.0 million.

For the year ended June 30, 2023, net cash used in financing activities was JPY280.9 million, which was primarily attributable to (i) repayments of bank and other borrowings of JPY118.7 million; (ii) principal elements of operating and financing lease payments of JPY224.2 million; and was mainly offset by (i) proceeds from bank and other borrowings of JPY62.0 million.

C. Contractual Obligations and Commitments

The following table sets forth our contractual obligations as of June 30, 2025.

	Lease liabilities	Borrowings	Long-term payables
Payment due by period	JPY’000	JPY’000	JPY’000
2026	388,800	116,150	-
2027	304,506	110,618	4,775
2028	172,928	101,594	1,895
2029	119,272	95,800	947
2030	101,518	80,784	947
Thereafter	65,800	377,895	7,578
Total	1,152,824	882,841	16,142

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligation, or guarantees as of June 30, 2025.

Off-balance sheet commitments and arrangements

We did not any off-balance sheet arrangements as of June 30, 2025.

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our revenue, profitability, liquidity, or capital resources, or that would cause reported financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB, and the interpretations issued by the IASB’s International Financial Reporting Interpretation Committee, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition. See Note 2 — Summary of Material Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our consolidated financial statements.

Allowance for ECL of accounts receivable

The Company has applied the simplified approach in IFRS 9 and use provision matrix to measure the ECL for accounts receivable. The ECL rates are based on the Company’s historical loss experience of the customers, geographical locations, product types and internal ratings, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect the ability of the debtors to settle the accounts receivable. In considering the impact of the economic environment on the expected credit losses rates, the Company assesses, for example, the country default risk. The Company adjusts the allowance matrix at each reporting date. Such estimation of the expected credit losses rates may not be representative of the actual default in the future.

Accounts receivable aged within 90 days accounted for 73.2% and 82.8% of the total accounts receivable as of June 30, 2024 and 2025, respectively. Till the issuance of the consolidated financial statements, the Company collected JPY476.8 million from these balances.

Recent Accounting Pronouncements

New accounting guidance that we have recently adopted, as well as accounting guidance that has been recently issued but not yet adopted by us, is included in Note 2, “Summary of Significant Accounting Policies” to our audited consolidated financial statements included elsewhere in this annual report.

Internal Control over Financial Reporting

In connection with the preparation of our consolidated financial statements, we identified a material weakness in our over financial reporting. The material weakness identified relates to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of IFRS and SEC rules and regulations to address complex technical accounting issues and SEC reporting requirements. See “Risk Factors—Risks Related to this Offering and our Securities — If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.” We are in the process of implementing measures designed to improve our over financial reporting and remediate the material weakness. This includes implementing additional review procedures within our accounting and finance department, and hiring additional staff and engaging external accounting experts to support improving our accounting processes.

ITEM 6. DIRECTORS, OFFICERS AND SENIOR MANAGEMENT

6.A. Directors and Executive Officers

The following table sets forth the names, ages and titles of our Executive Directors and Executive Officers and our Independent Non-executive Directors:

Name	Age	Position(s)

Executive Directors and Executive Officers

Rakuyo Otsuki	48	Director, Chief Executive Officer, and Chairperson

Yoichi Hiraoka	38	Director and Chief Operating Officer

Kwok Ho Yin	38	Chief Financial Officer

Independent Director Nominees

Hirohiko Masugi 真杉裕彥 *	61	Independent Director Nominee

Kawabe Tetsuya 河邊徹也 *	63	Independent Director Nominee

Yusei Hatakeyama畠山祐聖*	49	Independent Director Nominee

No arrangement or understanding exists between any such Executive Director, Executive Officer or Independent Non-executive Director and any other persons pursuant to which any Executive Director, Executive Officer or Independent Non-executive Director was or will be elected as such. Our Directors (including our Executive Directors and Independent Non-executive Directors) are elected annually and serve until their successors take office or until their death, resignation or removal. The Executive Officers serve at the pleasure of the Board of Directors.

Executive Directors and Executive Officers:

Rakuyo Otsuki (“Mr. Otsuki”)

Mr. Otsuki is our executive director. He is responsible for the development and execution of our Group’s business strategies and plans as well as oversees our Group’s financial performance, investments and other business ventures.

Mr. Otsuki has over 20 years of work experience in the entertainment industry. From 2002 to 2013, he operated 株式会社 幸栄豊商事 (Koeiho Shoji Co., Ltd.)#, being a chain of nightclubs where he honed his expertise in hospitality, event management, and customer experience by implementing innovative marketing strategies, curating memorable events, training staff to deliver exceptional service, and leveraging customer feedback to enhance offerings. In 2013, Mr. Otsuki founded TryHard, a leading lifestyle entertainment company in Japan. Since 2013, he has been instrumental in conceptualizing and executing several flagship events at TryHard as Chief Operating Officer, including MUSIC CIRCUS, which has become a benchmark for music festivals in Japan. His strategic partnerships with esteemed organizations, such as SoftBank. Mr. Otsuki has also been appointed as a consultant to the Osaka Tourism Bureau in 2017 and founded the Japan Night-Club Entertainment Association in 2014 and the Japan Club Association in 2013.

Mr. Otsuki graduated with a Bachelor’s degree of business and marketing with distinction from Osaka Sangyo University in 2001.

# Note: English name for identification purpose only

Yoichi Hiraoka (“Mr. Hiraoka”)

Mr. Hiraoka is our executive director. He is responsible for formulating and executing the overall direction, strategy, and operations of our Group. He is also responsible for organizing and developing human resources system, risk management and compliance, and operation management of our Group.

Mr. Hiraoka founded TryHard in October 2013 and has since served as the chief operating officer of the Group. Mr. Hiraoka has over 10 years of work experience in music-related entertainment industry.

In 2014, he organized the inaugural MUSIC CIRCUS at the Kobe World Memorial Hall. Since 2018, he has been at the forefront of a collaboration with Fukuoka SoftBank Hawks Corporation, co-hosting five events, including the MUSIC CIRCUS. Mr. Hiraoka initiated a community-oriented integrated fireworks festival in Sensu, Japan. Additionally, he has been involved in nightclub business development and operations, leading to the establishment of over 22 nightclub venues across Japan during this period.

Mr. Hiraoka graduated from Sasebo Minami High School in 2005.

Key Personnel:

Mr. Kwok Ho Yin (“Mr. Kwok”) is our Chief Financial Officer. Mr. Kwok is responsible for the following matters relating to our Group:

●	financial reporting of our Company, including managing accounting operations, statutory financial audit reporting and coordinating corporate tax submissions;

●	preparation of budget and financial forecasts and

●	development and implementation of financial policies and procedures in business process.

Mr. Kwok has over 10 years of work experience in auditing, accounting, corporate finance and financial management function. From October 2011 to September 2014, Mr. Kwok worked at PricewaterhouseCoopers- Hong Kong in relation to audit and assurance with his last position as a senior associate. From October 2013 to September 2014, he was promoted to be senior associate. From October 2014 to March 2015, Mr. Kwok worked as a senior of financial services assurance of Ernst and Young Hong Kong. From March 2015 to January 2016, he was the executive of the financial advisory department of Quam Capital Limited based in Hong Kong where he was primarily responsible for leading his team members in corporate finance matters and led initial public offering projects. From January 2016 to May 2017, he was the senior associate of Essence Corporate Finance (Hong Kong) Limited, a firm that provides financial advisory services in the Hong Kong capital market, and from May 2017 to May 2019, he was the senior associate of China Everbright Capital Limited where he led the initial and public offering projects.

Independent Non-executive Directors:

Hirohiko Masugi, Mr. Masugi, aged 60, is an indendent director of the Company. Mr. Masugi is the chairman of the audit committee and a member of the nomination committee and compensation committee.

Mr. Masugi has over 30 years of experience in corporate management, in particular, the sales department of companies. In 1986, he joined Midosuji Branch of Daiwa Bank (which is now renamed as Resona Bank). He worked in Daiwa Bank until 2007 and his last position was First Sales Manager of Migashi-Osaka Area. Mr. Masugi then left Resona Bank and joined Kinki Osaka Bank as the branch manager of the general sales department of Hanshin Area during the period from 2009 to 2011. In May 2011, Mr. Masugi rejoined Resona Bank as the branch manager. His last position was the Kosaka, Fuseguchi, Nagase Area General Manager where he was transferred externally to Telenishi in April 2017. In April 2018, Mr. Masugi seconded to DFL Lease (which is now renamed as Resona Lease). He then transferred to act as an executive officer in October 2018 until February 2020. In February 2020, Mr. Masugi was appointed as the director of Takei Dream Cross Co., Ltd.

Mr. Masugi obtained his Bachelor of Commerce degree in 1986 from Kwansei Gakuin University, Japan and has obtain the qualification of Nissho Bookeeping Level since June 1986, and FP Technician Level 2 in December 2005. He also obtained the qualification of moneylending business supervisor in January 2020.

Kawabe Tetsuya, or Mr. Tetsuya, aged 63, is an independent director of the Company. Mr. Tetsuya is the chairman of the nomination committee and a member of the audit committee and compensation committee. Mr. Tetsuya has more than 38 years of experience in the vehicle industry. Mr. Tetsuya worked in the Finance Department of Toyota Motor Corporation as a fund manager since 1986 where he was responsible for the factory expansion, business planning and negotiation with local government officials for managing the overseas business project in countries such as Turkey, Indonesia and Russia. During the stay in Toyota Motor Corporation, Mr. Tetsuya has various exposure including stationing in Rome, Italy as a director and assistant to the chairman of Toyota Italy and managed the brand building of “LEXUS” and implement advertising projects. He has been responsible for managing the sale, marketing and implementing advertising projects. In August 2019, Mr. Tetsuya left Toyota Motor Corporation and joined Haneda Future Research Institute Co., Ltd., a wholly owned subsidiary of Japan Airport Building Co., Ltd. (“JAT”) as a senior managing director executive officer and advises the business development of Haneda Future Research Institute Co., Ltd. His last position at JAT was the sales and promotion director where he is responsible for the overall business development of JAT’s airport business, and report directly to the president.

Mr. Tetsuya obtained a Bachelor’s degree in Economics from the Keio University, Japan in 1986.

Yusei Hatakeyama, or Ms. Hatakeyama, aged 48 is an independent director of the Company. Ms. Hatakeyama is the chairman of the compensation committee and a member of the audit committee and nomination committee.

Ms. Hatakeyama has over 16 years of experience in management role for various sectors including the machinery and power industry, the media industry and the consulting industry. Since April 1999, Ms. Hatakeyama joined Sumitomo Corporation. She worked in the machinery and power sector, developed switching systems for telecommunications operators and internet-related products, and engaged in sales and import/export operations, as well as planning and development of internet services until 2005. From 2005 to 2006, she worked in the Visual Media Division where he mainly managed film-investment related work and the company’s subsidiary. From 2006 to 2008, she seconded to the Sky Perfect JSAT Corporation to manage the company’s subsidiary and business investment work.

In January 2008, Ms. Hatakeyama joined Skill Up Japan Co., Ltd. as the director of its consulting division and resigned from such position in 2010. In May 2010, he established AATJ Co., Ltd., a company that engages in event planning and management and was appointed as the representative director. She was further appointed as an advisor after the stock transfer in January 2017 and resigned from such position in 2018. In February 2016, she was appointed as the president and representative director of Wise Investment Co., Ltd.; In February 2017, she was appointed as the president and representative director of Lohas Beans Co., Ltd., a company that engages in food import and wholesale business.In November 2018, she was appointed as representative director of Manrakuan Co., Ltd., a company that engages in finance and real estates investment.

Ms. Hatakeyama obtained her Bachelor of Economics from Chuo University, Japan in 1995.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nomination committee, each of which operate pursuant to a charter adopted by our Board. The Board may also establish other committees from time to time to assist our Company and the Board. The composition and functioning of all of our committees comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq Capital Market and SEC rules and regulations, if applicable. Upon our listing on the Nasdaq Capital Market, each committee’s charter will be available on our website at https://tryhard.me. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this report.

Audit committee

Mr. Masugi, Ms. Hatakeyama and Mr. Tetsuya, all of whom are independent Directors, serve on the audit committee, which is chaired by Mr. Masugi. Our board of directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq or another national securities exchange, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Masugi as an “audit committee financial expert”. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

Compensation committee

Mr. Masugi, Ms. Hatakeyama and Mr. Tetsuya, all of whom are independent directors, serve on the compensation committee, which is chaired by Ms. Hatakeyama. Our board of directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq or another national securities exchange Stock Market. The compensation committee’s responsibilities include:

●	evaluating the performance of our Chief Executive Officer in light of the Company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the board of directors the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

●	reviewing and recommending to the board of directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq or another national securities exchange rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the board of directors the compensation of our directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Mr. Masugi, Ms. Hatakeyama and Mr. Tetsuya, all of whom are independent directors, and serve on the nomination committee, which is chaired by Mr. Tetsuya. Our board of directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq or another national securities exchange rules. The nomination committee’s responsibilities include:

●	developing and recommending to the board’s criteria for board and committee membership;

●	establishing procedures for identifying and evaluating director candidates, including nominees recommended by shareholders; and

●	reviewing the composition of the board to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

Corporate governance

While we do not have a formal policy regarding board diversity, our nomination committee and the board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and the board’s priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Foreign Private Issuer Status

The Nasdaq Capital Market listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Capital Market. The application of such exceptions requires that we disclose each Nasdaq Capital Market corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq Capital Market corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Capital Market in respect of the following:

●	the majority Independent Non-executive Director requirement under Section 5605(b)(1) of the Nasdaq Capital Market listing rules;

●	the requirement under Section 5605(d) of the Nasdaq Capital Market listing rules that a compensation committee comprised solely of Independent Non-executive Directors governed by a compensation committee charter oversee executive compensation;

●	the requirement under Section 5605(e) of the Nasdaq Capital Market listing rules that directors be selected or recommended for selection by either a majority of the Independent Non-executive Directors or a nominations committee comprised solely of Independent Non-executive Directors;

●	the Shareholder Approval Requirements under Section 5635 of the Nasdaq Capital Market listing rules; and

●	the requirement under Section 5605(b)(2) of the Nasdaq Capital Market listing rules that the Independent Non-executive Directors have regularly scheduled meetings with only the Independent Non-executive Directors present.

Compensation of Directors and Executive Officers

For the fiscal year ended June 30, 2025, we paid an aggregate of JPY110.3 as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

The following table summarizes all compensation received by our directors, our executive officers and our key employees during the years ended June 30, 2025.

Summary Compensation Table

		Compensation Paid	Other
Name and Principal Position	Salary (JPY’000)	Bonus (JPY’000)	Compensation (JPY’000)

Rakuyo Otsuki, Executive Director	54,500	-	2,058
Yoichi Hiraoka, Executive Director	18,400	-	1,590
Hirohiko Masugi, Independent Director*	1,800	-	-
Kawabe Tetsuya, Independent Director*	1,800	-	-
Yusei Hatakeyama, Independent Director*	1,800	-	-
Kwok Ho Yin, Chief Financial Officer	-	-	-

Employment Agreements

We have entered into employment agreements with each of our executive directors, which were effective upon our initial public offering. Each employment agreement will continue indefinitely subject to termination by either party upon three month’s written notice.

Directors’ Agreements

Each of our independent directors entered into a director’s agreement with the Company effective upon our initial public offering. The terms and conditions of the directors’ agreements are similar in all material aspects. Each director’s agreement is for an initial term of one year and will continue until the director’s successor is duly elected and qualified. Each director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her director’s agreement will remain in full force and effect. Any director’s agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding ordinary shares entitled to vote.

Under the directors’ agreements, the initial monthly director fees that will be payable to each of our independent directors is JPY300,000. Such director fees are payable in cash on a monthly basis.

In addition, our independent directors will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the board of directors; provided that each director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that director.

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Clawback Policy

We have adopted a clawback policy.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth information regarding beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5.0% of our shares;

●	each of our named Executive Officers;

●	each of our Directors; and

●	all of our current Executive Officers and Directors as a group.

Applicable percentage ownership is based on 50,046,250 Ordinary Shares of our Company issued and outstanding as the date of this Annual Report.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than 1 person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is

	● Ordinary Shares Beneficially Owned as of the date of this Report		Series A Preferred Shares Beneficially Owned as of the date of after this Report
Name of Beneficial Owners	Number	Percentage	Number	Percentage

Named Executive Directors and Executive Officers:
Rakuyo Otsuki*	20,351,565	41.75%	2,000,000	100.00%
Yoichi Hiraoka	821,096	1.68%	-	-
Kwok Ho Yin	-	-	-	-

All directors and executive officers as a group (6 individuals):		%	2,000,000	-

Total:	21,172,661	43.43%	2,000,000	71.30%

*Mr. Otsuki controls 70.48% of voting power of the Company as of the date of this report.

Related Party Transactions

Related party transactions consist of the following:

	For the years ended June 30,
	2023	2024	2025	2025
	JPY’000	JPY’000	JPY’000	US$’000
Revenue
Music Circus Co.	-	-	135,890	943
Cost of revenue
Music Circus Co.	-	-	30,977	215
Selling and marketing expenses
Music Circus Co.	-	-	7,331	51

Capital contribution from the shareholder	-	30,000	379,364	2,631

Related party balances consist of the following:

	As of June 30,
	2023	2024	2025	2025
	JPY’000	JPY’000	JPY’000	US$’000
Accounts receivable
Music Circus Co.	-	-	107	1
Accounts payable
Music Circus Co.	-	-	12,900	89
Amount due to a related party
Music Circus Co.	-	-	26,629	185

Compensation for key management personnel for the years ended June 30, 2023, 2024 and 2025 is presented as follows:

	For the years ended June 30,
	2023	2024	2025	2025
	JPY’000	JPY’000	JPY’000	US$’000
Salaries and other short-term employee benefits	109,411	98,937	110,282	765

No other material transactions or balances existed with related party during the years presented.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

LEGAL PROCEEDINGS

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

On August 29, 2025, the Company completed its initial public offering of 1,525,000 Ordinary Shares at a public offering price of $4.00 per share (the “Public Offering”). Total net proceeds to the Company from the Public Offering, after deducting discounts, expenses allowance and expenses, were approximately $2.2 million. The Ordinary Shares began trading on August 28, 2025 on the Nasdaq Capital Market under the ticker symbol “THH.”

History of Ordinary Shares Issuance

Transfer Agent

The transfer agent and registrar for the ordinary shares of the Company is Computershare 17755 North US Highway 19 Suite 140, Clearwater, Fl 33764, telephone (303) 662-1112.

ITEM 10. ADDITIONAL INFORMATION

We adopted our Amended and Restated Memorandum and Articles of Association on. The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our Amended and Restated Memorandum and Articles of Association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

(c)	As regards Transfer Upon any sale, transfer, assignment or disposition of Series A Preferred Shares by a holder thereof to any person or entity which is not an Affiliate of such holder (as defined in the articles of association), such Series A Preferred Shares validly transferred to the new holder shall be automatically and immediately converted into an equal number of Ordinary Shares.

(d)	As regards dividends Each Ordinary Share be entitled to such dividends as the Board may from time to time declare. Each Series A Preferred Shares shall not be entitled to any dividends or distributions be entitled to such dividends as the Board may from time to time declare.

(e)	As regards a winding up or dissolution In the event of a winding up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, the Ordinary Shares and the Series A Preferred Shares shall be entitled to the surplus assets of the Company on a pari passu basis.

Share Rights.

Our Ordinary Shares and Series A Preferred Shares shall carry equal rights and rank pari passu with one another other than as set out below:

(a)	As regards Conversion A holder of Series A Preferred Shares shall have the Conversion Right (as defined in the articles of association) in respect of each Series A Preferred Share. For the avoidance of doubt, a holder of Ordinary Shares shall have no rights to convert Ordinary Shares into Series A Preferred Shares under any circumstances. Each Series A Preferred Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into one fully paid Ordinary Share calculated at the Conversion Rate. Such conversion shall take effect on the Conversion Date.

(b)	As regards Voting Holders of Ordinary Shares and Series A Preferred Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of Ordinary Shares and Series A Preferred Shares shall, at all times (other than in respect of separate general meetings of the holders of a class or series of shares held in accordance with the Articles), vote together as one class on all matters submitted to a vote for Members’ consent. Each Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Series A Preferred Share shall be entitled to twenty-five (25) votes on all matters subject to the vote at general meetings of the Company.

Shares.

Our shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends.

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.

Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative for the time being entitled to vote at the meeting;

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the issued and outstanding shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our post-offering memorandum and articles of association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Shares.

Subject to the restrictions set out below and under the heading “Share Rights – (c) as regards transfer” above), any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our board of directors. Notwithstanding the foregoing, shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation.

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.

Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares.

Our post-offering memorandum and articles of association authorizes our board of directors to issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our post-offering memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.

Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

Mergers and Similar Arrangements.

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved (i) in the case of a shareholder scheme, by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and (ii) in the case of a creditor scheme only, by a majority in number of each class of creditors with whom the arrangement is to be made and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits.

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Our post-offering articles of association contains a provision by which our shareholders waive any claim or right of action that they may have, both individually and on our behalf, against any director in relation to any action or failure to take action by such director in the performance of his or her duties with or for our Company, except in respect of any fraud, willful default or dishonesty of such director.

Indemnification of Directors and Executive Officers and Limitation of Liability.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our post-offering amended and restated articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our post-offering amended and restated articles of association and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals.

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our post-offering amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our post-offering memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares.

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents.

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.

There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at www.TryHard.me or through phone number + 81 6 4708 6470.

Anti-Money Laundering Matters

In order to comply with legislation or regulations aimed at the prevention of money laundering, the Company may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited

Material Contracts

Our material contracts, other than those entered into in the ordinary course of business, are described in Item 4, Item 6 and Item 7 or elsewhere in this Annual Report.

Dividends and Dividend Policy

No dividends have been declared or paid by the companies comprising our Group for the financial year ended June 30, 2025.

The entire amount of any cash distribution paid with respect to our ordinary shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the ordinary shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the ordinary shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a USD amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into USD on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that USD value. If such dividends are converted into USD on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into USD on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its USD value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into USD on a date subsequent to receipt.

Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

Material Income Tax Considerations

The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. The Company does not conduct operations in the PRC and has no PRC operating entities. Accordingly, a discussion of PRC tax regulation is not applicable. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares in the Public Offering and hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10.0% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in USD. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Japanese yen or another currency other than USD on the disposition of our Ordinary Shares will realize an amount equal to the USD value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the USD value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the USD value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from the Public Offering) and the expected market price of our Ordinary Shares following the Public Offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the Public Offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Ordinary Shares on the Nasdaq Capital Market, we cannot guarantee that our listing will be approved or that we will be able to list our Ordinary Shares on another national securities exchange. Furthermore, we cannot guarantee that, once listed, our Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

Documents on Display

You may read and copy documents referred to in this report on Form 20-F that have been filed with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also obtain copies of our SEC filings by going to the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report on Form 20-F.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET Risk

Interest Rate Risk

The Company is currently not subject to significant interest rate risk due to its lack of outstanding loans or large deposit accounts.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Principal Accounting Officer (the “Certifying Officer”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer has concluded that our disclosure controls and procedures were effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2025 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of June 30, 2025, the Company determined that there were no control deficiencies that constituted material weaknesses.

Changes in Internal Control over Financial Reporting

During the financial year ended June 30, 2025, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. Our board of directors has determined that each member of our audit committee is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Chin Hoong Chan as an “audit committee financial expert,” as defined under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

We have a written code of business conduct and ethics that applies to our Directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is attached here as an exhibit to this Annual Report. We intend to disclose any amendments to the code of business conduct and ethics, and any waivers of the code of business conduct and ethics for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq Capital Market.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by our auditors during the financial years ended June 30, 2025 and 2024:

	Financial Years Ended June 30
	2025	2024
	$’000	$’000
Audit Fees	210	210
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

Total	210	210

Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and the reviews of the financial statements included in our Forms 6-K and for any other services that were normally provided by our independent auditor in connection with our statutory and regulatory filings or engagements.

Audit Related Fees consist of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees.

Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees are fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

All Other Fees consist of the aggregate fees billed for products and services provided by our independent auditor and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees. Included in such Other Fees would be fees for services rendered by our independent auditor in connection with any private and public offerings conducted during such periods.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. However, our Audit Committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on Nasdaq. Therefore, we have a fully independent Audit Committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

Not applicable

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of its securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of the Nasdaq.

ITEM 16K. CYBERSECURITY

The Company is planning to adopt a Cybersecurity Policy governing the establishment and application of certain procedures and safeguards to identify potential cybersecurity risks and, in the event of a cybersecurity breach, the protocol for disclosing to the SEC, including possible remedies. We review cybersecurity risk as part of our overall risk-management program to ensure that cybersecurity risk management is a meaningful priority in our business strategy and operations.

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended June 30, 2025.

The Audit Committee is the governance body involved in, and ultimately responsible for, cybersecurity oversight. They will generally coordinate with our Chief Financial Officer in this regard. If needed, the full Board would be updated on cybersecurity risks and incidents. None of our directors on the Audit Committee nor our Chief Financial Officer have particular experience in cybersecurity matters.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this report:

INDEX TO TRYHARD HOLDINGS LIMITED AND SUBSIDIARIES AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
TryHard Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of TryHard Holdings Limited and its subsidiaries (collectively the “Company”) as of June 30, 2024 and 2025 and the related consolidated statements of profit or loss and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on our consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID: 1171

We have served as the Company’s auditor since 2024.

San Mateo, California

October 31, 2025

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2024 and 2025

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of June 30,
		2024	2025	2025
	Note	JPY	JPY	US$
Assets
Current assets
Cash and cash equivalents	4	94,054	13,348	93
Term deposit	5	—	1,800	12
Accounts receivable, net	6	644,903	1,014,513	7,037
Accounts receivable – related party, net	28	—	107	1
Net investment in sublease, current	13	117,393	172,233	1,195
Inventories, net	7	289	15,255	106
Other current assets, net	8	44,665	35,466	246
Total current assets		901,304	1,252,722	8,690

Non-current assets
Property and equipment, net	10	1,047,034	989,408	6,863
Investments in an associate	9	2,939	16,902	117
Operating lease right-of-use assets	11	1,135,699	848,971	5,889
Finance lease right-of-use assets	12	17,623	17,855	124
Deferred tax assets, net	26	25,007	66,408	461
Net investment in sublease, non-current	13	153,312	111,513	773
Deferred offering costs		—	207,471	1,439
Other non-current assets	14	123,300	162,814	1,129
Total non-current assets		2,504,914	2,421,342	16,795
Total assets		3,406,218	3,674,064	25,485

Liabilities and shareholders’ equity
Current liabilities
Bank and other borrowings, current	17	146,080	116,150	806
Accounts payable		197,418	258,183	1,791
Accounts payable – related party	28	—	12,900	89
Other payables and accruals	15	291,416	305,196	2,118
Income tax payable		105,674	168,295	1,167
Contract liabilities		253	348	2
Amount due to a related party	28	—	26,629	185
Operating lease liabilities, current	11	237,886	374,687	2,599
Finance lease liabilities, current	12	4,323	5,276	37
Total current liabilities		983,050	1,267,664	8,794

Non-current liabilities
Bank and other borrowings, non-current	17	763,901	766,691	5,318
Asset retirement obligation	16	16,281	386	3
Operating lease liabilities, non-current	11	1,159,949	737,903	5,118
Finance lease liabilities, non-current	12	13,363	13,237	92
Rental deposits		77,100	90,752	629
Other non-current liabilities	18	5,760	16,142	112
Total non-current liabilities		2,036,354	1,625,111	11,272
Total liabilities		3,019,404	2,892,775	20,066

Shareholders’ equity
Ordinary shares (par value of US$0.00002 per share; 22,500,000,000 ordinary shares authorized, 48,750,000 ordinary shares issued and outstanding as of June 30, 2024 and 2025)*	29	157	157	1
Series A Preferred Shares (par value of US$0.00002 per share; 2,500,000,000 Series A Preferred Shares authorized, 2,000,000 Series A Preferred Shares issued and outstanding as of June 30, 2024 and 2025)*	29	6	6	—	**
Share subscription receivable		(6)	(6)	—	**
Merger reserve	29	79,843	459,207	3,185
Retained earnings		306,814	321,925	2,233
Total shareholders’ equity		386,814	781,289	5,419
Total liabilities and shareholders’ equity		3,406,218	3,674,064	25,485

*	Retrospectively restated for effect of share recapitalization (Note 1)
**	Less than US$1,000

The accompanying notes are an integral part of the consolidated financial statements.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, or otherwise noted)

		For the years ended June 30,
		2023	2024	2025	2025
	Note	JPY	JPY	JPY	US$
Revenue
– External		3,011,638	3,461,235	3,403,032	23,604
– Related party	28	—	—	135,890	943
Total revenues	19	3,011,638	3,461,235	3,538,922	24,547

Cost of revenue
– External		(2,429,833)	(2,680,673)	(2,807,471)	(19,473)
– Related party	28	—	—	(30,977)	(215)
Total cost of revenue	20	(2,429,833)	(2,680,673)	(2,838,448)	(19,688)

Gross profit		581,805	780,562	700,474	4,859

Operating expenses
Selling and marketing expenses
– External	21	(212,120)	(228,100)	(264,939)	(1,838)
– Related party	28	—	—	(7,331)	(51)
General and administrative expenses	22	(306,474)	(404,228)	(502,255)	(3,484)
Total operating expenses		(518,594)	(632,328)	(774,525)	(5,373)

Other income (expenses)
Other income	23	25,663	16,448	182,391	1,265
Other expenses	24	(16,513)	(4,412)	(51,293)	(356)
Total other income (expenses), net		9,150	12,036	131,098	909

Operating profit		72,361	160,270	57,047	395
Share of (loss) profit of investments in an associate		—	(1,061)	13,963	97
Gain on disposal of a subsidiary		—	94,000	—	—
Finance income		—	—	180	1
Finance costs	25	(21,140)	(21,607)	(21,965)	(152)
Profit before income tax expenses		51,221	231,602	49,225	341
Income tax expenses	26	(18,268)	(94,192)	(34,114)	(237)
Net profit for the year and total comprehensive income		32,953	137,410	15,111	104

Weighted average number of ordinary shares - basic and diluted*		50,750,000	50,750,000	50,750,000	50,750,000
Earnings per ordinary share - basic and diluted*	27	0.65	2.71	0.30	— **

*	Retrospectively restated for effect of share recapitalization (Note 1)
**	Less than US$0.01

The accompanying notes are an integral part of the consolidated financial statements.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares*		Series A Preferred Shares*			Share subscription receivable	Merger reserve	Retained earnings	Total shareholders’ equity
	Number of shares	JPY	Number of shares	JPY		JPY	JPY	JPY	JPY
Balance, July 1, 2022	48,750,000	157	2,000,000	6		(6)	49,843	136,451	186,451
Net profit for the year	—	—	—	—		—	—	32,953	32,953
Balance, June 30, 2023	48,750,000	157	2,000,000	6		(6)	49,843	169,404	219,404
Capital contribution from the shareholder	—	—	—	—		—	30,000	—	30,000
Net profit for the year	—	—	—	—		—	—	137,410	137,410
Balance, June 30, 2024	48,750,000	157	2,000,000	6		(6)	79,843	306,814	386,814
Capital contribution from the shareholder	—	—	—	—		—	379,364	—	379,364
Net profit for the year	—	—	—	—		—	—	15,111	15,111
Balance, June 30, 2025	48,750,000	157	2,000,000	6		(6)	459,207	321,925	781,289
Balance, June 30, 2025 (US$)	48,750,000	1	2,000,000	—	**	— **	3,185	2,233	5,419

*	Retrospectively restated for effect of share recapitalization (Note 1)
**	Less than US$1,000

The accompanying notes are an integral part of the consolidated financial statements.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, or otherwise noted)

		For the years ended June 30,
		2023	2024	2025	2025
	Note	JPY	JPY	JPY	US$
Cash flows from operating activities
Profit before income tax expenses		51,221	231,602	49,225	341

Adjustments for:
Gain from lease modification or termination	23	—	(102)	(10,239)	(71)
Share of loss (profit) of investments in an associate		—	1,061	(13,963)	(97)
Gain on derecognition of right-of-use assets	23	(12,360)	(8,212)	(170,413)	(1,182)
Gain on disposal of a subsidiary	9	—	(94,000)	—	—
Depreciation of property and equipment	10	56,178	66,610	69,753	484
Depreciation expense of right-of-use assets		171,734	192,686	155,624	1,079
Loss on disposal of property and equipment	24	13,278	1,237	33,950	235
Finance costs	25	21,140	21,607	21,965	152
(Reversal of) allowance for expected credit losses		(22,727)	(878)	26,706	185
Changes in assets and liabilities:
Accounts receivable		116,794	(187,362)	(396,423)	(2,750)
Inventories		(117)	10	(14,966)	(104)
Other current assets		(63,736)	(9)	(49,001)	(339)
Asset retirement obligation		—	—	(3,047)	(22)
Accounts and other payables		(25,461)	24,402	138,109	960
Contract liabilities		49,597	(50,163)	95	1
Income tax payable		(1,597)	(9,501)	(11,578)	(80)
Cash generated from (used in) operations		353,944	188,988	(174,203)	(1,208)
Interest paid		(21,140)	(21,607)	(21,965)	(152)
Income tax paid		(19,465)	(24,466)	(1,316)	(9)
Net cash generated from (used in) operating activities		313,339	142,915	(197,484)	(1,369)

Cash flows from investing activities
Purchase of property and equipment	10	(92,799)	(98,489)	(46,077)	(320)
Receipt of the principal portion of net investments in subleases		76,876	113,367	349,335	2,423
Proceeds from disposal of a subsidiary	9	—	100,000	—	—
Purchase of term deposit	5	—	—	(1,800)	(12)
Net cash (used in) generated from investing activities		(15,923)	114,878	301,458	2,091

Cash flows from financing activities
Proceeds from bank and other borrowings		62,000	191,421	386,000	2,677
Repayments of bank and other borrowings		(118,681)	(170,879)	(413,140)	(2,866)
Capital contribution from the shareholder	29	—	30,000	379,364	2,631
Principal elements of operating lease payments		(219,734)	(279,854)	(324,646)	(2,251)
Principal elements of finance lease payments		(4,506)	(3,892)	(4,787)	(33)
Payment of deferred offering costs		—	—	(207,471)	(1,439)
Net cash used in financing activities		(280,921)	(233,204)	(184,680)	(1,281)

Net increase (decrease) in cash and cash equivalents		16,495	24,589	(80,706)	(559)
Cash and cash equivalents at the beginning of the year		52,970	69,465	94,054	652
Cash and cash equivalents at the end of the year	4	69,465	94,054	13,348	93

A reconciliation of liabilities arising from financing activities as follows:

			Non-cash changes
	As of July 1	Cash changes	Additions	Finance cost	Others	As of June 30
2023	JPY
Bank and other borrowings	946,120	(64,536)	—	7,855	—	889,439
Operating lease liabilities	1,452,743	(232,754)	252,845	13,020	—	1,485,854
Financing lease liabilities	15,325	(4,631)	1,768	125	—	12,587
Total	2,414,188	(301,921)	254,613	21,000	—	2,387,880

2024
Bank and other borrowings	889,439	12,459	—	8,083	—	909,981
Operating lease liabilities	1,485,854	(293,116)	211,103	13,262	(19,268)	1,397,835
Financing lease liabilities	12,587	(4,011)	8,991	119	—	17,686
Total	2,387,880	(284,668)	220,094	21,464	(19,268)	2,325,502

2025
Bank and other borrowings	909,981	(39,611)	—	12,471	—	882,841
Operating lease liabilities	1,397,835	(333,966)	699,635	9,320	(660,234)	1,112,590
Financing lease liabilities	17,686	(4,958)	5,614	171	—	18,513
Total	2,325,502	(378,535)	705,249	21,962	(660,234)	2,013,944

The accompanying notes are an integral part of the consolidated financial statements.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

1.1	General information

TryHard Holdings Limited (the “Company”) was incorporated in the Cayman Islands on September 12, 2024 as an exempted company with limited liability. The Company, through its subsidiaries, is engaged in provision of (i) consultancy and management; (ii) events curation such as music and outdoor events; (iii) sub-leasing; and (iv) restaurant operations. The Company’s main operation is in Japan.

1.2	Reorganization of the Company

In order to facilitate the Company’s initial public offering (“IPO”), the Company executed a series of reorganization transactions (the “Reorganization”) in which each of the operating and holding entities under the common control of Mr. Rakuyo Otsuki (“Mr. Otsuki”), the Controlling Shareholder, Chairman, Chief Executive Officer and Director of the Company, were ultimately controlled by the Company.

The Reorganization involved:

(1)	On September 12, 2024, the Company was incorporated in the Cayman Islands with limited liability and an authorized share capital of US$500,000 divided into 500,000,000 shares with a par value of US$0.001 each comprising of (a) 450,000,000 ordinary shares with a par value of US$0.001 each, and (b) 50,000,000 Series A Preferred Shares with a par value of US$0.001 each. Each holder of ordinary shares is entitled to one vote per ordinary share and each holder of Series A Preferred Share is entitled to 25 votes per one Series A Preferred Share. Series A Preferred Shares are not convertible except on request or if transferred to a non-affiliate of the original holder. Holders of Series A Preferred Shares are not entitled to receive dividends.

(2)	On April 30, 2025, the Company issued shares to the existing shareholders of TryHard Japan Co., Ltd. and the existing shareholder of TryHard Japan Co., Ltd. transferred 100% equity interests of TryHard Japan Co., Ltd. to the Company.

(3)	On April 30, 2025, the Company allotted 24 shareholders with 1 share each with a par value of US$0.001 of the Company. As a result of the allotment, the total of 1,000,000 ordinary shares were issued.

(4)	On May 31, 2025, the Company effected a share split at a ratio of 1-to-50. As a result of the share split, the authorized share capital of the Company was changed to US$500,000 divided into (i) 22,500,000,000 ordinary shares of par value of US$0.00002 each and (ii) 2,500,000,000 Series A Preferred Shares of par value of US$0.00002 each. Concurrently, the shareholders surrendered in an aggregate of 1,250,000 shares. None of these shareholders surrendering their ordinary shares received any consideration for surrender of their ordinary shares, nor are there any agreements or arrangements in place under which any of these shareholders will surrender their respective ordinary shares.

(5)	On May 31, 2025, the Company issued 2,000,000 series A Preferred Shares to Mr. Otsuki for an aggregate cash consideration of US$40 as part of Reorganization.

As a result, a total of 48,750,000 ordinary shares and 2,000,000 Series A Preferred Shares were issued as of June 30, 2025.

The Reorganization was completed on May 31, 2025. As a result of the Reorganization, the Company became the holding company for a group of companies that will be referred to as the Company. Accordingly, the consolidated financial statements have been presented using the pooling of interest method whereby the Company is shown as if it had been the holding company from the beginning of the first reporting period presented because all the companies in the Company were under common control.

The Company considered that the above share amendment was part of the Company’s recapitalization prior to completion of its IPO. The Company believed it is appropriate to reflect the above transactions on a retroactive basis. All shares and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively restated to reflect the above share amendment.

Initial Public Offering

On August 27, 2025, the Company announced the closing of its IPO of 1,525,000 ordinary shares, $0.00002 par value per share at an offering price of US$4.00 per share, of which 1,067,500 ordinary shares are offered by the Company and 457,500 ordinary shares are offered by certain selling shareholders, for approximately US$7 million in gross proceeds. The Company raised total net proceeds of approximately US$2.7 million, after deducting underwriting discounts and commissions and offering expenses. The ordinary shares of the Company began trading on the Nasdaq Capital Market in the United States on August 28, 2025 under the symbol “THH”.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.3	Subsidiaries

As at the date of these consolidated financial statements, details of the subsidiary companies are as follows:

	Place of	Date of		Effective ownership as of June 30,
Name	incorporation	incorporation	Principal activities	2024	2025
TryHard Japan Co., Ltd.	Japan	October 16, 2013	Entertainment event management, restaurant operations	100%	100%
TryHard Tech Co., Ltd.	Japan	May 1, 2018	Entertainment event management, sub-leasing	100%	100%
Iroha Music Co., Ltd.	Japan	March 28, 2016	Music event management	100%	100%
TryHard Management Co., Ltd.	Japan	February 13, 2017	Restaurant operation	100%	100%

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

2.1	Basis of preparation

Compliance with International Financial Reporting Standards

The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

Basis of measurement

The consolidated financial statements of the Company have been prepared on a historical cost basis.

Functional currency and presentation currency

The consolidated financial statements have been presented in Japanese yen (“JPY”), which is the functional currency of the Company and its subsidiaries. All financial information presented in Japanese yen has been rounded to the nearest thousand JPY, unless otherwise stated.

Convenience translation

Translations of amounts in the consolidated statements of financial position, consolidated statements of profit or loss and comprehensive income and consolidated statements of cash flows from JPY into US$ as of and for the year ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1 = JPY144.17, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the JPY amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.2	New and revised IFRS standards not yet adopted

New standards, amendments to standards and interpretations that have been issued but not yet effective and have not been early adopted by the Company during the years ended June 30, 2023, 2024 and 2025 are as follows:

Standards and amendments	Title of the IFRS Accounting Standard	Effective for annual periods beginning on or after
Amendments to IAS 21	Lack of Exchangeability	January 1, 2025
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
IFRS18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

This new or amended IFRS Accounting Standard is not expected to have a significant impact on the Company’s consolidated financial statements.

2.3	Basis of consolidation and equity accounting

Subsidiaries

A subsidiary is an entity controlled by the Company. Control is obtained when the Company is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date on which control is obtained until the date on which control is lost.

All intercompany balances, transactions and unrealized gains on transactions between group companies are eliminated in the consolidated financial statements. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Company’s accounting policies, including adjustment to account for different financial reporting periods.

Any changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration is directly recognized in equity and attributed to the owners of the Company. When control over a subsidiary is lost, the investment retained in the former subsidiary is remeasured at fair value as of the date when control is lost, and any gain or loss resulting from the loss of control is recognized in profit or loss.

An associate

An associate is an entity over which the Company has significant influence, but does not have control or joint control, in terms of financial and operating policies. This is generally the case where the Company holds between 20% and 50% of the voting rights.

Investments in an associate are accounted for using the equity method from the date on which significant influence or joint control is obtained until the date on which significant influence or joint control is lost. Under the equity method, investments in an associate are recognized at cost, adjusted for the Company’s share of the profit or loss and other comprehensive income of the associate from the date on which the Company obtains significant influence or joint control to the date on which the Company loses such significant influence or joint control. The Company recognizes its share of profit or loss of the investee, net of income taxes after the elimination of unrealized intercompany profits, in the consolidated statements of profit or loss and comprehensive income to the extent of the Company’s interest in these entities.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For investments accounted for using the equity method, the carrying amount of each investment is tested for impairment as a single asset, when there is objective evidence that the investments may be impaired. If any accounting policies applied by an associate differ from those applied by the Company, adjustments are made to the financial statements of the associate as necessary.

When an investment ceases to be an associate and the use of the equity method is discontinued, any gain or loss arising from discontinuation of the equity method is recognized in profit or loss.

2.4	Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments (maturity less than 3 months) readily convertible to known amounts of cash and subject to insignificant risk of changes in value. The Company’s cash in banks is held at well capitalized financial institutions, but they are not FDIC insured; however, management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

2.5	Term deposit

Term deposit represents a deposit placed with a bank with original maturity of more than three months but less than one year. The Company’s term deposit is denominated in JPY and was deposited at a financial institution in Japan.

2.6	Inventories

Inventories consist of food and beverage. Inventories are measured at the lower of cost and net realizable value, with cost being determined using the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. At each reporting period, management estimates the provision for obsolete and slow-moving inventory which may be reversed in subsequent periods, should the value subsequently be recovered.

2.7	Accounts receivables

Accounts receivables are recognized initially at transaction price. Subsequent measurement is at amortized cost using the effective interest method, less the allowance for expected credit losses. Accounts receivable are amounts due from customers for goods sold in the ordinary course of business.

2.8	Expected credit losses

The Company has applied the simplified approach in measuring expected credit losses, as permitted by IFRS 9 Financial Instruments, on the accounts receivable and net investment in sublease. Under this approach, the Company utilizes a provision matrix based on the age of the accounts receivable and historical loss rates to determine the expected credit losses. The Company also considers forward-looking information. Therefore, the Company does not track changes in credit risk, but recognizes a loss allowance based on the financial asset’s lifetime expected credit loss.

Under IFRS 9, the expected credit losses are measured as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery. Receivables written off are still subject to enforcement activity and pursued by the Company.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.9	Financial assets

Initial recognition and measurement

Financial assets are recognized when the Company becomes a party to the contractual provisions of a financial instrument. Financial assets are derecognized when the rights to receive cash flows from the financial assets expire, or if the Company transfers the financial asset to another party and does not retain control or substantially all risks and rewards of the asset. Purchases and sales of financial assets in the normal course of business are accounted for at settlement date (i.e., the date that the asset is delivered to or by the Company).

At initial recognition, the Company measures its financial assets at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset.

Subsequent measurement

After initial recognition, the Company classifies its financial assets as subsequently measured at either i) amortized cost, ii) fair value through other comprehensive income or iii) fair value through profit or loss on basis of both:

●	The Company’s business model for managing the financial assets;

●	The contractual cash flow characteristics of the financial asset.

Subsequent to initial recognition, financial assets are measured as described below. At each consolidated statements of financial position date, the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired and recognizes a loss allowance for expected credit losses for financial assets measured at either amortized costs or at fair value through other comprehensive income. If, at the reporting date, the credit risk on financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12 months of expected credit losses. If, at the reporting date, the credit risk on a financial instrument has increased significantly since initial recognition, the Company measures the loss allowance for the financial instrument at an amount equal to the lifetime expected credit losses.

Financial assets at amortized cost

Financial assets are measured at amortized cost if both i) the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest of on the principal amount outstanding.

A financial asset measured at amortized cost is initially recognized at fair value plus transaction cost directly attributable to the asset. After initial recognition, the carrying amount of the financial asset measured at amortized cost is determined using the effective interest method, less any impairment losses.

Financial assets at fair value through other comprehensive income (“FVTOCI”)

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs.

Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in the legal reserve fair value revaluation. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity investments, instead, it is transferred to retained earnings.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial assets at fair value through profit and loss (“FVTPL”)

Financial assets that do not meet the criteria for being measured at amortized cost or FVTOCI are measured at FVTPL.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the ‘fair value gain (loss) on revaluation’ line item.

Derecognition

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debt instruments is recognized in profit or loss.

Offsetting of financial instruments

A financial asset and a financial liability shall be offset and the net amount presented in the consolidated statements of financial position when, and only when, an entity (a) currently has a legally enforceable right to set off the recognized amounts; and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

2.10	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as either financial liabilities at fair value through profit or loss (derivative financial liabilities) or financial liabilities at amortized cost (accounts and other payables). All financial liabilities at amortized cost are initially recognized at the fair value of the consideration received less directly attributable transaction costs; transaction costs related to the issue of a compound financial instrument are allocated to the liability and equity components of the instruments in proportion to the allocation of proceeds.

Subsequent measurement

After initial recognition, financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the consolidated statements of profit or loss and comprehensive income when the liabilities are paid off or otherwise eliminated as well as through the amortization process. Purchases and sales of financial liabilities are recognized at settlement date.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of profit or loss and comprehensive income.

2.11	Property and equipment

Property and equipment is stated at cost less accumulated depreciation charges and accumulated impairment charges. Generally, depreciation is calculated using a straight-line basis over the estimated useful life of the asset. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis. The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of profit or loss and comprehensive income in the year the asset is derecognized. Residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end.

All costs that are directly attributable to bringing an asset to the location and condition necessary for it to be capable of operating in the manner intended by management, will be capitalized. These costs include direct employee benefits, rent and testing costs. Capitalization will be done until the asset is capable of operating in the manner intended by management. Repairs and maintenance costs are charged to the consolidated statements of profit or loss and comprehensive income during the period which they are incurred.

The depreciation periods for property and equipment are:

Category	Depreciation periods
Buildings	34 years
Leasehold improvements	5-15 years
Machinery and equipment	3-17 years
Vehicles	2-4 years

Land is not depreciated as it is deemed to have an indefinite life.

2.12	Deferred offering costs

Deferred offering costs will be charged to shareholders’ equity netted against the proceeds upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred offering costs, as well as additional expenses to be incurred, will be charged to statements of profit or loss and comprehensive income. These costs include professional fees that are directly attributable to the Company’s IPO such as legal fees, underwriters’ fees, consulting fees, and related costs. As of June 30, 2024 and 2025, the accumulated deferred offering costs were nil and JPY207,471 thousand, respectively.

2.13	Asset retirement obligation

As part of the lease agreement between lessor and the Company, the Company has a legal obligation to remove the plant at the end of its lease term. The Company initially records a provision for asset retirement obligations at the best estimate of the present value of the expenditure required to settle the obligation at the time a legal (or constructive) obligation is incurred, if the liability can be reliably estimated. When the provision is initially recorded, the carrying amount of the related asset is increased by the amount of the liability. Provisions are adjusted at each consolidated statements of financial position date to reflect the current best estimate. The unwinding of the discount is recognized as interest expenses. Obligations for dismantling, removing and site restoration are discounted using a discount rate of 0.89% and 0.89% on June 30, 2024 and 2025, respectively.

2.14	Impairment of non-financial assets

Assets that have an indefinite useful life and assets not yet available for use are not subject to depreciation or amortization and are tested at least annually for impairment. Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Non-financial assets for which an impairment loss is recorded, are reviewed for possible reversal of the impairment at each reporting date.

2.15	Accounts payable, and other payables and accruals

Accounts payable, and other payables and accruals are initially recognized at fair value. Subsequent measurement is at amortized cost using the effective interest method.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.16	Provisions

Provisions are recognized when there is a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The expense relating to any provision is presented in the consolidated statements of profit or loss and comprehensive income net of any reimbursement.

2.17	Equity

The Company only has ordinary shares, and these are classified within equity upon issue.

Transaction costs associated with an equity transaction are accounted for as a deduction from equity to the extent they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided.

2.18	Revenue recognition

In order to determine when to recognize revenue and at what amount, the Company applies the following five steps, based on transfer of control over goods to the customer:

1. Identify the contract(s) with a customer;

2. Identify the performance obligations in the contract. Performance obligations are promises in a contract to transfer to a customer goods that are distinct;

3. Determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. If the consideration promised in a contract includes a variable amount, an entity must estimate the amount of consideration to which it expects to be entitled in exchange for transferring the promised goods or services to a customer;

4. Allocate the transaction price to each performance obligation on the basis of the relative stand-alone selling prices of each distinct good or service promised in the contract;

5. Recognize revenue when a performance obligation is satisfied by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer services to a customer). For a performance obligation satisfied over time, an entity would select an appropriate measure of progress to determine how much revenue should be recognized as the performance obligation is satisfied.

All of the Company’s revenue from contracts with customers is derived from delivery of goods or implementation of service. In accordance with IFRS 15, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, reduced by estimates for return allowances, promotional discounts, commissions and business tax.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Details of revenue streams:

(a)	Consultancy and management

The Company offers club management services to clubs in Japan. The customers are clubs that are operated in Japan. The Company offers a wide range of services, including venue management, marketing, and the provision of a club operation consultancy service, to help clubs improve their profitability. The performance obligation is to deliver the agreed-upon club management service to the customer. The revenue stream is comprised of a series of interrelated services that are not separable or distinct. Therefore, there is only one performance obligation. Customers are unable to benefit from the standalone task, as they do not receive any benefits beyond the overall combination of management and consultation services that we provide. The Company has determined that each monthly club management service is distinct and satisfies the criteria for recognizing revenue over time. As a result, the Company recognizes revenues from club management services on a monthly basis when it fulfills its performance obligations throughout the contract terms, as determined by the output methods. The Company has transferred no contract assets to its clients in exchange for its club management services, and it has no right to consideration. This privilege is not contingent upon anything other than the passage of time. Base management fees and inventive management fees comprise club management revenue. The customers agree to pay a basic management fee, which is a fixed monthly fee that has been agreed upon with the customer, as well as an incentive management fee that is equivalent to 1% to 5% of the club’s monthly total revenues, as stated in the service agreements. Club management and consultancy revenue is recognized over time as services are provided to the customer. The typical payment term is 30 days from the date of invoice. The Company has no obligations for returns, refunds or similar obligations with customers.

The Company also enters into contracts with customers that generate sponsorship revenue. The performance obligation is to provide ongoing brand exposure - banners with logos in clubs, signage on client desks, generally throughout the duration of the contract period. The revenue stream is comprised of a series of interrelated services that are not separable or distinct. Therefore, there is only one performance obligation. The sponsorship revenue is recognized over time as services of brand exposure are provided. The typical payment term is 30 days from the date of invoice. The Company has no obligations for returns, refunds or similar obligations with customers.

The Company has entered into a separate contract with the with customers, to create unique entertainment formats, including hosting themed nights and seasonal events with a mix of live artists, DJs, dancers and guest performers, in the club. Each contract typically contains one single performance obligation, which is to deliver the agreed-upon services to the customer as stated in the contract and generally will be completed in one or two days. The Company generally recognizes revenue at a point in time when the designated services have been completed. The typical payment term is 30 days from the date of invoice. The Company has no obligations for returns, refunds or similar obligations with customers.

(b)	Events curation

Revenue from entertainment event management services includes revenue generated from managing concerts, tour, and outdoor events. The Company provides a range of services to the customers, including planning, designing, managing and producing all aspects of an event.

The Company accounts for a contract of event curation when it has legally enforceable rights and obligations and collectability of consideration is probable. Each contract typically contains one single performance obligation, which is to deliver a completion of set up service. The Company generally recognizes revenue at a point in time when the designated event has been accomplished. The typical payment term is 30 days from the date of invoice. The Company has no obligations for returns, refunds or similar obligations with customers.

(c)	Sub-leasing

Revenue from property sub-leasing includes income from renting out real estate and club to third parties. The Company recognizes lease payments received as revenue on a straight-line basis over the lease term. Property sub-leasing revenue is recognized according to IFRS 16. Please refer to note 2.28 for the details.

(d)	Restaurants

The Company primarily generates revenue from the operation of restaurants which provide food and beverage to customers. The Company recognizes revenue when payment is tendered at the point of sale as the performance obligation has been satisfied. The single performance obligation is satisfied at a point in time when the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer, i.e., customers settled the amount by cash or credit card. The transaction price is clearly identifiable on the food menu and revenue is recognized net of discounts and incentives collected from customers. The Company has no obligations for returns, refunds or similar obligations with customers.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Principal versus agent revenue recognition

The Company reports revenue on a gross or net basis based on management’s assessment of whether the Company acts as a principal or agent in the transaction. The determination of whether the Company acts as a principal or an agent in a transaction is based on an evaluation of whether the Company controls the good or service before transfer to the customer. When the Company concludes that it controls the good or service before transfer to the customer, the Company is considered a principal in the transaction and records revenue on a gross basis. When the Company concludes that it does not control the good or service before transfer to the customer but arranges for another entity to provide the good or service, the Company acts as an agent and records revenue on a net basis in the amount it earns for its agency service. The Company has recognized revenue from club management services, entertainment event management services, and restaurant operation on a gross basis under IFRS 15. Revenue from property sub-leasing services is recognized in accordance with IFRS 16. Please refer to note 2.28 for the details.

2.19	Cost of revenue

Cost of revenues represent costs directly related to revenue-generating activities, including event setup and performance fee, salaries and other compensation-related expenses for operating personnel, rental expenses for equipment used for events, depreciation expenses of right-of-use assets, property and equipment for operations, foods, beverage and supplies and other costs directly attributable to the business.

2.20	Bank interest income

Bank interest income is recognized as interest accrues, using the effective interest method. For the purpose of the consolidated statements of cash flows, interest income derived from cash and cash equivalents have been presented as operating cash flows.

2.21	Government subsidies

Government subsidies are recognized as a receivable at their fair value when there is reasonable assurance that the subsidies will be received and the Company will comply with all the attached conditions.

Government subsidies receivable are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government subsidies relating to expenses are shown separately as other income in the consolidated statements of profit or loss and comprehensive income.

Government grants relating to assets are deducted against the carrying amount of the assets.

2.22	Selling and marketing expenses

Selling and marketing expenses primarily consist of advertising and promotion expenses for marketing activities, salaries and other compensation-related expenses to sales and marketing personnel. The Company expenses all advertising costs as incurred.

2.23	General and administrative expenses

General and administrative expenses primarily consist of salaries and other compensation-related expenses for management and administrative personnel, depreciation expenses of right-of-use assets, property and equipment for general corporate functions, legal and professional services fees, and other general corporate related expenses. General and administrative expenses are expensed as incurred.

2.24	Finance costs

Finance costs are recognized as interest accrues, using the effective interest method.

2.25	Employment benefit

The Company recognizes short-term employee benefits, such as salaries, bonuses and annual paid absences, as expenses at the amount expected to be paid in exchange for services when employees have rendered such services.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.26	Post-employment benefit

The costs for defined contribution plans are recognized as expenses when employees render related services.

2.27	Leases as lessee

The Company assesses whether a contract is or contains a lease at the inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is a lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which the economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:

● Fixed lease payments;

● Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date.

The lease liability is presented as a separate line in the consolidated statements of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect the interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

● The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

● The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case, a revised discount rate is used).

● A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of modification.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Whenever the Company incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statements of financial position.

The Company applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the “Property and equipment” policy.

Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payment is recognized as an expense in the period in which the event or condition triggers those payments occur.

As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Company has not used this practical expedient. For contracts that contain lease components and one or more additional lease or non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The Company had no such lease arrangements during the years ended June 30, 2023, 2024 and 2025 and has none at the date of this report.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense in cost of revenues and general and administrative expenses on a straight-line basis over the lease term.

2.28	Leases as intermediate lessor

For leases where the Company is the intermediate lessor, it determines whether each lease is a finance lease or an operating lease at contract inception.

When classifying each lease, the Company makes an overall assessment of whether the lease transfers substantially all the risks and rewards of ownership of the underlying asset. The lease is classified as a finance lease in cases where the risks and rewards are transferred and as an operating lease in cases where they are not transferred. As part of this assessment, the Company considers certain indicators, such as whether the lease term covers the major part of the economic useful life of the underlying asset.

A lease is classified as a finance lease if the Company transfers substantially all the risks and rewards incidental to ownership of an asset. Leases in which the Company does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. For subleases, the Company, as the intermediate lessor, classifies the sublease by reference to the right-of-use asset arising from the head lease, rather than by reference to the underlying asset.

For subleases classified as finance leases, the Company derecognizes the right-of-use asset on the head lease and recognizes net investments in the sublease. Any difference between the right-of-use asset and the net investments in the sublease is recognized in profit or loss. The Company continues to account for the original lease liability. Interest income on the sublease and interest expense on the head lease is recognized during the term of the sublease.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.29	Income taxes

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate based on amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to use those temporary differences and losses. The Company has assessed all its income tax amounts and provisions in the light of IFRIC 23 Accounting for Uncertain Income Taxes, and has concluded that it is probable that its particular tax treatment will be accepted in all relevant jurisdictions and thus it has determined taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment included in its income tax filings.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

2.30	Consumption tax

The Japanese subsidiary is subject to consumption tax. The Consumption Tax Act (Act No. 108 of December 30, 1988, as amended) provides for a multi-step, broad-based tax imposed on most transactions in goods and services in Japan. Consumption tax is assessed at each stage of the manufacturing, importing, wholesale, and retail process. The current consumption tax rate is generally 10%, with an 8% rate applying to a limited number of exceptions.

2.31	Earnings per share

Basic earnings per share are calculated based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed based on the weighted average number of ordinary shares outstanding including the dilutive effect of shares to be issued in the future under certain arrangements such as option plans, warrants issued and convertible loan agreements. However, there is not such option plans, warrants issued or convertible loan agreements in the fiscal years ended June 30, 2023, 2024 and 2025.

2.32	Related party

A related party is defined as follows:

(a) A person or a close member of that person’s family is related to the Company if that person:

(i) has control or joint control over the Company;

(ii) has significant influence over the Company; or

(iii) is a member of the key management personnel of the Company or of a parent of the Company.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(b) An entity is related to the Company if any of the following conditions applies:

(i) The entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(iii) Both entities are joint ventures of the same third party;

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company. If the Company is itself such a plan, the sponsoring employers are also related to the Company;

(vi) The entity is controlled or jointly controlled by a person identified in (a); or

(vii) A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

2.33	Material accounting judgements and estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company’s accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods.

Key source of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period are discussed below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Allowance for ECL of accounts receivable

The Company has applied the simplified approach in IFRS 9 and use provision matrix to measure the ECL for accounts receivable. The ECL rates are based on the Company’s historical loss experience of the customers, geographical locations, product types and internal ratings, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect the ability of the debtors to settle the accounts receivable. In considering the impact of the economic environment on the expected credit losses rates, the Company assesses, for example, the country default risk. The Company adjusts the allowance matrix at each reporting date. Such estimation of the expected credit losses rates may not be representative of the actual default in the future.

3.	SEGMENT REPORTING

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources, assessing performance of the operating segments and making strategic decisions, has been identified as the Chief Executive Officer of the Company, who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Company.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the purpose of internal reporting and management’s operation review, the Company has four reportable segments: consultancy and management, events curation, sub-leasing and restaurant operation. Segments were identified based on the Company’s internal reporting and how the CODM assesses the performance of the business.

As the Company’s assets and liabilities are all located in Japan, and all revenues are earned in Japan, no geographical segments are presented.

Key financial performance measures of the segments are as follows:

Year ended June 30, 2023

	Consultancy and management	Events curation	Sub-leasing	Restaurant operation	Total
	JPY’000	JPY’000	JPY’000	JPY’000	JPY’000
Revenue	2,013,747	633,399	291,136	113,656	3,051,938
Inter segment elimination	—	(38,956)	(1,188)	(156)	(40,300)

Revenue after elimination	2,013,747	594,443	289,948	113,500	3,011,638

Segment profit (loss)	503,697	(59,811)	95,134	(85,682)	453,338

Unallocated corporate expenses	—	—	—	—	(390,127)
Finance costs	—	—	—	—	(21,140)
Other income	—	—	—	—	25,663
Other expense	—	—	—	—	(16,513)
Profit before income tax expense	—	—	—	—	51,221

Other items:
Depreciation of property and equipment	—	2,092	37,118	9,566	48,776
Unallocated depreciation of property and equipment	—	—	—	—	7,402
Capital expenditures	—	—	—	92,799	92,799

Year ended June 30, 2024

	Consultancy and management	Events curation	Sub-leasing	Restaurant operation	Total
	JPY’000	JPY’000	JPY’000	JPY’000	JPY’000
Revenue	2,170,765	1,020,338	285,495	112,708	3,589,306
Inter segment elimination	—	(125,695)	(2,376)	—	(128,071)

Revenue after elimination	2,170,765	894,643	283,119	112,708	3,461,235

Segment profit (loss)	558,696	54,890	94,050	(65,781)	641,855

Unallocated corporate expenses	—	—	—	—	(493,621)
Finance costs	—	—	—	—	(21,607)
Share of loss of investments in an associate	—	—	—	—	(1,061)
Gain on disposal of a subsidiary	—	—	—	—	94,000
Other income	—	—	—	—	16,448
Other expense	—	—	—	—	(4,412)
Profit before income tax expense	—	—	—	—	231,602

Other items:
Depreciation of property and equipment	—	4,395	47,063	8,812	60,270
Unallocated depreciation of property and equipment	—	—	—	—	6,340
Investments in an associate	—	2,939	—	—	2,939
Capital expenditures	—	—	—	98,489	98,489

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended June 30, 2025

	Consultancy and management	Events curation	Sub-leasing	Restaurant operation	Total	Total
	JPY’000	JPY’000	JPY’000	JPY’000	JPY’000	US$’000
Revenue	2,553,139	968,082	69,722	92,478	3,683,421	25,549
Inter segment elimination	(72,837)	(69,286)	(2,376)	—	(144,499)	(1,002)

Revenue after elimination	2,480,302	898,796	67,346	92,478	3,538,922	24,547

Segment profit (loss)	591,537	(14,643)	23,665	(29,903)	570,656	3,958

Unallocated corporate expenses	—	—	—	—	(644,707)	(4,472)
Finance income	—	—	—	—	180	1
Finance cost	—	—	—	—	(21,965)	(152)
Share of profit of investments in an associate	—	—	—	—	13,963	97
Other income	—	—	—	—	182,391	1,265
Other expense	—	—	—	—	(51,293)	(356)
Profit before income tax expense	—	—	—	—	49,225	341

Other items:
Depreciation of property and equipment	47,302	7,227	246	7,346	62,121	431
Unallocated depreciation of property and equipment	—	—	—	—	7,632	53
Capital expenditures	—	—	—	46,077	46,077	320

4.	CASH AND CASH EQUIVALENTS

The following table summarizes cash and cash equivalents:

	As of June 30,
	2024	2025	2025
	JPY’000	JPY’000	US$’000
Bank deposits	86,757	6,572	46
Time deposits with banks	4,700	4,600	32
Cash on hand	2,597	2,176	15
Total	94,054	13,348	93

The Company’s cash and cash equivalents were held at well capitalized financial institutions in Japan.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	TERM DEPOSIT

As of June 30, 2025, the Company holds JPY1.8 million term deposit which accrues interest at 0.125% per annum and matures on January 21, 2026. The Company has no term deposit as of June 30, 2024.

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	As of June 30,
	2024	2025	2025
	JPY’000	JPY’000	US$’000
Accounts receivable	672,708	1,069,021	7,415
Less: allowance for expected credit losses	(27,805)	(54,508)	(378)
Accounts receivable, net	644,903	1,014,513	7,037

Accounts receivable are non-interest bearing and are generally on terms of 30 days.

The following table presents the activity in the allowance for expected credit losses:

	As of June 30,
	2024	2025	2025
	JPY’000	JPY’000	US$’000
Balance at the beginning of the year	28,407	27,805	193
Addition	—	26,703	185
Reversal	(602)	—	—
Balance at the end of the year	27,805	54,508	378

7.	INVENTORIES, NET

Inventories, net as of June 30, 2024 and 2025, consist of food and beverage. The amounts of write-down inventories recognized as expenses was nil for the years ended June 30, 2023, 2024 and 2025.

8.	OTHER CURRENT ASSETS, NET

Other current assets, net consist of the following:

	As of June 30,
	2024	2025	2025
	JPY’000	JPY’000	US$’000
Prepaid expenses (a)	19,004	24,954	173
Deposits	15,478	4,370	30
Advance to staff	988	1,679	12
Prepaid consumption tax	4,800	143	1
Advance to suppliers	4,395	4,320	30
Total	44,665	35,466	246

Note:

(a)	Prepaid expenses mainly include prepaid rent and advances for entertainment event performance fees to service providers.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the activity in the allowance for expected credit losses:

	As of June 30,
	2024	2025	2025
	JPY’000	JPY’000	US$’000
Balance at the beginning of the year	276	—	—
Reversal	(276)	—	—
Balance at the end of the year	—	—	—

9.	INVESTMENTS IN AN ASSOCIATE

Investments in an associate consist of the following:

	As of June 30,
	2024	2025	2025
	JPY’000	JPY’000	US$’000
Music Circus Co.	2,939	16,902	117

Music Circus Co. was incorporated on August 8, 2022 by the Company under the law of Japan. On April 11, 2024, the Company transferred 60% shares of Music Circus Co. to a third party at a consideration of JPY100 million. The net asset value of Music Circus Co. at the date of disposal was JPY10 million. After the disposal, Music Circus Co. is recorded as investments in an associate. A gain on disposal of JPY94 million was recorded in the consolidated statements of profit or loss and comprehensive income for the year ended June 30, 2024. As of June 2024 and 2025, the Company holds 40% interest in Music Circus Co.

The following table presents the carrying amounts of investment in Music Circus Co.:

	As of June 30,
	2024	2025	2025
	JPY’000	JPY’000	US$’000
At the beginning of the year	4,000	2,939	20
Share of (loss) profit	(1,061)	13,963	97
At the end of the year	2,939	16,902	117

Financial information in respect of Music Circus Co. as of June 30, 2024 and 2025, and for the years ended June 30, 2024 and 2025 is as follows:

	For the years ended June 30,
	2024	2025	2025
	JPY’000	JPY’000	US$’000
Revenue	—	358,405	2,415
(Loss) profit for the year	(2,653)	34,909	235

	As of June 30,
	2024	2025	2025
	JPY’000	JPY’000	US$’000
Current assets	8,329	99,282	689
Total assets	8,329	99,282	689

Current liabilities	982	57,026	396
Total liabilities	982	57,026	396
Total equity	7,347	42,256	293

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	PROPERTY AND EQUIPMENT, NET

The changes in property and equipment, net are as follows:

	Land	Buildings	Leasehold improvement	Machinery and equipment	Vehicles	Total
	JPY’000
At cost	440,389	191,076	358,605	226,624	9,886	1,226,580
Accumulated depreciation	—	(16,391)	(92,952)	(93,661)	(7,184)	(210,188)
Balance as of June 30, 2023	440,389	174,685	265,653	132,963	2,702	1,016,392

Change in carrying amounts:
Addition	—	—	53,789	40,486	4,214	98,489
Depreciation	—	(5,620)	(27,845)	(30,502)	(2,643)	(66,610)
Written-off	—	—	—	(265)	(972)	(1,237)
Total change in carrying amounts	—	(5,620)	25,944	9,719	599	30,642

At cost	440,389	191,076	412,394	265,690	11,600	1,321,149
Accumulated depreciation	—	(22,011)	(120,797)	(123,008)	(8,299)	(274,115)
Balance as of June 30, 2024	440,389	169,065	291,597	142,682	3,301	1,047,034

Change in carrying amounts:
Addition	—	—	21,382	950	23,745	46,077
Depreciation	—	(5,620)	(30,132)	(31,721)	(2,280)	(69,753)
Written-off	—	—	(33,950)	—	—	(33,950)
Total change in carrying amounts	—	(5,620)	(42,700)	(30,771)	21,465	(57,626)

At cost	440,389	191,076	391,500	266,640	35,345	1,324,950
Accumulated depreciation	—	(27,631)	(142,603)	(154,729)	(10,579)	(335,542)
Balance as of June 30, 2025	440,389	163,445	248,897	111,911	24,766	989,408

Balance as of June 30, 2025 (US$’000)	3,055	1,134	1,726	776	172	6,863

11.	OPERATING LEASE

Operating lease right-of-use assets

The following table provides a reconciliation of the carrying amounts of operating lease right-of-use assets for the years ended June 30, 2024 and 2025:

	As of June 30,
	2024	2025	2025
	JPY’000	JPY’000	US$’000
Carrying value at the beginning of the year	1,296,817	1,135,699	7,878
Addition	216,387	705,375	4,893
Transfer to sub-leasing	(169,819)	(191,963)	(1,332)
Depreciation expense of right-of-use assets	(188,520)	(150,145)	(1,041)
Modification	(19,166)	(649,995)	(4,509)
Carrying value at the end of the year	1,135,699	848,971	5,889

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Operating lease liabilities

The Company recognizes operating lease liabilities in accordance with IFRS 16, which are measured at the present value of future lease payments. The following table provides a reconciliation of the carrying amounts of operating lease liabilities for the years ended June 30, 2024 and 2025:

	As of June 30,
	2024	2025	2025
	JPY’000	JPY’000	US$’000
Balance at the beginning of the year	1,485,854	1,397,835	9,696
Addition	211,103	699,635	4,852
Interest expense accrued	13,262	9,320	65
Payments of lease liabilities	(293,116)	(333,966)	(2,316)
Modification	(19,268)	(660,234)	(4,580)
Balance at the end of the year	1,397,835	1,112,590	7,717

The following is a schedule of future minimum lease payments under operating lease agreements as of June 30, 2025:

Years ending June 30,	JPY’000
2026	383,364
2027	300,263
2028	170,111
2029	113,572
2030 and thereafter	166,600
Total undiscounted lease payments	1,133,910
Less: imputed interest	(21,320)
Present value of operating lease liabilities	1,112,590

The following are the amounts recognized in consolidated statements of profit or loss and comprehensive income:

	As of June 30,
	2023	2024	2025	2025
	JPY’000	JPY’000	JPY’000	US$’000
Depreciation expense of operating lease right-of-use assets	167,206	188,520	150,145	1,041
Interest expense on operating lease liabilities	13,020	13,262	9,320	65
Expenses relating to short-term leases and low-value leases	10,082	8,278	7,392	51
Gain from lease modification or termination	—	(102)	(10,239)	(71)

The weighted average interest rate applied to the operating lease liabilities recognized in the consolidated statements of financial position was 0.93% per annum (2024: 0.89% per annum, 2023: 0.89% per annum). The weighted average remaining lease term was 3.97 years (2024: 10.55 years, 2023:11.37 years).

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	FINANCE LEASE

Finance lease right-of-use assets

The following table provides a reconciliation of the carrying amounts of finance lease right-of-use assets for the years ended June 30, 2024 and 2025:

	As of June 30,
	2024	2025	2025
	JPY’000	JPY’000	US$’000
Carrying value at the beginning of the year	12,797	17,623	122
Addition	8,992	5,711	40
Depreciation expense of right-of-use assets	(4,166)	(5,479)	(38)
Carrying value at the end of the year	17,623	17,855	124

Finance lease liabilities

The Company recognizes finance lease liabilities in accordance with IFRS 16, which are measured at the present value of future lease payments. The following table provides a reconciliation of the carrying amounts of finance lease liabilities for the years ended June 30, 2024 and 2025:

	As of June 30,
	2024	2025	2025
	JPY’000	JPY’000	US$’000
Balance at the beginning of the year	12,587	17,686	123
Addition	8,991	5,614	39
Interest expense accrued	119	171	1
Payments of lease liabilities	(4,011)	(4,958)	(34)
Balance at the end of the year	17,686	18,513	129

The following is a schedule of future minimum lease payments under finance lease agreements as of June 30, 2025:

Years ending June 30,	JPY’000
2026	5,436
2027	4,243
2028	2,817
2029	5,700
2030	718
Total undiscounted lease payments	18,914
Less: imputed interest	(401)
Present value of finance lease liabilities	18,513

The following are the amounts recognized in consolidated statements of profit or loss and comprehensive income:

	As of June 30,
	2023	2024	2025	2025
	JPY’000	JPY’000	JPY’000	US$’000
Depreciation expense of finance lease right-of-use assets	4,528	4,166	5,479	38
Interest expense on finance lease liabilities	125	119	171	1

The weighted average interest rate applied to the finance lease liabilities recognized in the consolidated statements of financial position was 0.99% per annum (2024: 0.92% per annum, 2023: 0.89%). The weighted average remaining lease term was 3.57 years (2024: 4 years, 2023: 3.98 years).

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	NET INVESTMENT IN SUBLEASE

As of June 30, 2025, the Company entered into 14 sublease agreements on its real estate under lease. When the Company enters into a sublease, it determines at lease inception date whether the sublease is a finance lease or an operating lease. The above subleases have terms of one to six years that transfer substantially all the risks and rewards incidental to ownership of the underlying asset. Therefore, the above sub-lease should be classified as finance leases.

The Company recognizes net investment in sublease at the present value of minimum lease payments receivable over the remaining life of the sub-lease and derecognizes the right-of-use assets relating to the head lease that it transfers to the subleases. Any difference between the right-of-use asset and the net investment in sublease is recognized in other income (expense) in the consolidated statements of profit or loss and comprehensive income. The Company retains the lease liabilities in capacity as lessee.

Future minimum rentals receivable under non-cancellable finance leases as at each of the reporting dates are as follows:

	As of June 30,
	2024	2025	2025
	JPY’000	JPY’000	US$’000
Amounts receivable:
Within one year	119,173	173,894	1,206
After one year but within two years	76,654	80,294	557
After two years but within five years	78,248	31,924	221
Total undiscounted lease payment receivables	274,075	286,112	1,984
Unearned finance income	(3,370)	(2,366)	(16)
Net investments in subleases	270,705	283,746	1,968

Classification in consolidated statements of financial position
Current	117,393	172,233	1,195
Non-current	153,312	111,513	773
Total	270,705	283,746	1,968

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	OTHER NON-CURRENT ASSETS

Other non-current assets as of June 30, 2024 and 2025 are as follows:

	As of June 30,
	2024	2025	2025
	JPY’000	JPY’000	US$’000
Deposits (a)	116,143	153,840	1,067
Others	7,157	8,974	62
Total	123,300	162,814	1,129

Note:

(a)	It represents (i) long-term security deposits made for leased properties. These amounts are refundable at the end of the lease term or upon the termination of the respective contracts, provided all contractual obligations are met; and (ii) non-current portion of credit deposits paid to Credit Guarantee Corporation, which will be amortized over the loan periods. Credit Guarantee Corporation is a public institution that support small and medium enterprises by serving as guarantors.

15.	OTHER PAYABLES AND ACCRUALS

As of June 30, 2024 and 2025, the Company’s other payables and accruals are as follows:

	As of June 30,
	2024	2025	2025
	JPY’000	JPY’000	US$’000
Accrued staff costs	69,730	100,609	698
Consumption tax payable	69,665	57,660	400
Payable to project investors (a)	84,237	77,578	538
Accrued advertising expenses	15,276	17,799	123
Accrued expenses	17,987	17,302	120
Accrued rental expenses	14,198	11,542	80
Withholding tax	9,831	8,925	62
Accrued travel and transportation expenses	5,502	3,867	27
Unused annual leave	2,001	6,905	49
Others	2,989	3,009	21
Total	291,416	305,196	2,118

Note:

(a)	Payable to project investors refers to the project cooperation fund obtained from the active investors. As agreed upon by the investors, the fund will be utilized for specific entertainment events, and gain or loss will be recorded as receivable or payable when the event is completed. With the investor’s permission, the fund will be utilized for other specific entertainment events.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	ASSET RETIREMENT OBLIGATION

The provisions relate to the company’s legal obligation to restore leased properties and equipment to their original condition upon the termination of the lease agreements.

Changes in asset retirement obligation for the years ended June 30, 2024 and 2025, are as follows:

	As of June 30,
	2024	2025	2025
	JPY’000	JPY’000	US$’000
Balance at the beginning of the year	15,779	16,281	113
Addition	359	—	—
Accretion	143	3	—	*
Retirement (a)	—	(15,898)	(110)
Balance at the end of the year	16,281	386	3

*	Less than US$1,000

Note:

(a)	During the year ended June 30, 2025, the Company closed its restaurant in Wakayama and executed an early termination of the underlying lease agreement upon mutual agreement with landlord. The Company has fully settled its restoration obligation of JPY15,898 thousand by i) offsetting the amount against the deposits held by the landlord of JPY12,851 thousand and ii) settling the residual amount of JPY3,047 thousand in cash in December 2024. No gain or loss has been recognized.

17.	BANK AND OTHER BORROWINGS

Bank and other borrowings as of June 30, 2024 and 2025 were as follows:

			Maturity	Interest rate range as of June 30,		Balance as of June 30,
Lender	Type	Currency	date	2024	2025	2024	2025	2025
						JPY’000	JPY’000	US$’000
Resona Bank (a) (f) (h) (m)	Term loan	JPY	July 31, 2054	0.42% -1.48%	0.48%-1.45%	619,447	648,753	4,500
Osaka Shinkin Bank (a) (e) (h)	Term loan	JPY	August 20, 2033	1.00% -1.80%	1.00%-2.20%	121,903	119,983	833
Japan Finance Corporation	Term loan	JPY	May 10, 2033	0.21% -1.66%	0.21%-1.36%	101,880	81,480	565
Sumitomo Mitsui Banking Corporation (g) (h)	Term loan	JPY	October 31, 2029	0.09% -1.13%	1.07%-1.88%	27,000	22,959	159
Osaka Shoko Shinkin Bank (a) (g)	Term loan	JPY	December 25, 2026	1.00%	1.00%-1.40%	16,662	9,666	67
Mizuho Bank (c) (g) (h)	Term loan	JPY	July 31, 2024	1.32% -1.45%	—	369	—	—
Ikeda Senshu Bank (b) (g) (h)	Term loan	JPY	June 30, 2025	0.60%	0.60%-0.75%	11,449	—	—
Dai-ichi Life Insurance Co., Ltd (d)	Policy loan	JPY	February 26, 2025	3.00%	3.00%	11,271	—	—
Total						909,981	882,841	6,124
Less: non-current portion						(763,901)	(766,691)	(5,318)
Current portion						146,080	116,150	806

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note:

(a)	The banking facilities were secured by personal guarantee of Mr. Otsuki.

(b)	The banking facilities were secured by personal guarantee by Mr. Otsuki and Yoichi Hiraoka (“Mr. Hiraoka”), the Chief Operating Officer of the Company.

(c)	The banking facilities were secured by personal guarantee of Mr. Hiraoka.

(d)	The facility was secured by Mr. Otsuki’s insurance as a policy loan. A policy loan issued by an insurance company allows the policyholder to borrow against the cash value of a life insurance policy as collateral. As of June 30, 2025, the Company has repaid the loan, which is due to the termination of Mr. Otsuki’s insurance on February 20, 2025.

(e)	The banking facilities, amounting to JPY113,903 thousand and JPY119,983 thousand, as of June 30, 2024 and 2025, respectively, were guaranteed by Credit Guarantee Corporation of Osaka, which is a public institution that support small and medium enterprises by serving as guarantors.

(f)	The banking facilities, amounting to JPY204,180 thousand and JPY252,272 thousand, as of June 30, 2024 and 2025, respectively, were guaranteed by Credit Guarantee Corporation of Osaka.

(g)	The banking facilities were guaranteed by Credit Guarantee Corporation of Osaka.

(h)	The borrowings were fully repaid at their maturity dates.

18. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities as of June 30, 2024 and 2025 were as follows:

	As of June 30,
	2024	2025	2025
	JPY’000	JPY’000	US$’000
Long-term other payables (a)	5,760	16,142	112

Note:

(a)	Long-term other payables consist of the payments for the lease of lighting equipment and the payment for the bank deposit. On July 31, 2024, the Company borrowed JPY162,000 thousand from Resona Bank, generating a margin payable of JPY18,945 thousand, which is scheduled to be repaid over a 15-year term.

19. REVENUE

The breakdown of the Company’s revenue for the years ended June 30, 2023, 2024 and 2025, is as follows:

	For the years ended June 30,
	2023	2024	2025	2025
	JPY’000	JPY’000	JPY’000	US$’000
At a point in time
Events curation revenue	594,443	894,643	763,006	5,293
Events curation revenue – related party	—	—	135,790	942
Consultancy and management revenue (a)	1,395,368	1,491,452	1,674,960	11,618
Consultancy and management revenue – related party (a)	—	—	100	1
Restaurant operation revenue	113,500	112,708	92,478	641
Total revenue from the transfer of goods and services at a point in time	2,103,311	2,498,803	2,666,334	18,495

Over time
Consultancy and management revenue (a)	618,379	679,313	805,242	5,585
Total revenue from the transfer of goods and services over time	618,379	679,313	805,242	5,585

Total revenue from contracts with customers	2,721,690	3,178,116	3,471,576	24,080
Sub-leasing revenue	289,948	283,119	67,346	467
Total revenue	3,011,638	3,461,235	3,538,922	24,547

Note:

(a)	The Company reported an inaccurate classification of a portion of consultancy and management revenue as of years ended June 30, 2023 and 2024 in the Revenue footnote disclosure in the Form F-1 filed on January 27, 2025. The Company determined that the misstatement was immaterial to the consolidated financial statements for the years ended June 30, 2023 and 2024. The Company reclassified the consultancy and management revenue from over time to at a point in time, amounting to JPY1,395,368 thousand and JPY1,491,452 thousand for the years ended June 30, 2023 and 2024, respectively, in these consolidated financial statements.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All contracts have a duration of one year or less, hence contract liabilities at the beginning of the period are recognized as revenue during the period. During the years ended June 30, 2023, 2024 and 2025, JPY819 thousand, JPY50,416 thousand and JPY253 thousand of revenue recognized that was included in the contract liabilities at the beginning of the period.

Transaction price allocated to the remaining performance obligations

Transaction price allocated to the remaining performance obligations represents all future, contracted revenue that has not yet been recognized. As of June 30, 2025, total remaining performance obligations was approximately JPY2,087,773 thousand.

The following table presents the amount of the transaction price allocated to the remaining performance obligations expected to be recognized as revenue when performance obligations are satisfied:

Years ending June 30,	JPY’000
2026	648,191
2027	676,591
2028	762,991
Total	2,087,773

20. COST OF REVENUE

The components of the Company’s cost of revenue for the years ended June 30, 2023, 2024 and 2025, are as follows:

	For the years ended June 30,
	2023	2024	2025	2025
	JPY’000	JPY’000	JPY’000	US$’000
Event setup and performance fee	1,193,435	1,226,660	1,388,436	9,631
Event setup and performance fee – related party	—	—	30,977	215
Personnel and benefit expense	479,633	609,935	695,168	4,822
Food, beverages and supplies	108,461	133,263	140,388	974
Equipment rental	180,210	193,786	143,303	994
Depreciation expense of right-of-use assets	146,815	148,040	109,249	757
Travel expenses	61,437	74,849	76,957	534
Depreciation expense of property and equipment	48,776	60,270	62,121	431
Service fee expenses	24,789	28,863	45,557	316
Transportation expenses	31,339	32,178	23,716	165
Event securities expenses	13,761	29,136	21,735	151
Miscellaneous expenses	141,177	143,693	100,841	698
Total	2,429,833	2,680,673	2,838,448	19,688

21. SELLING AND MARKETING EXPENSES

The components of the Company’s selling and marketing expenses for the years ended June 30, 2023, 2024 and 2025, are as follows:

	For the years ended June 30,
	2023	2024	2025	2025
	JPY’000	JPY’000	JPY’000	US$’000
Advertising and marketing expenses	193,568	212,088	248,769	1,725
Advertising and marketing expenses – related party	—	—	7,331	51
Staff-related costs	10,786	12,527	15,063	105
Market expansion expenses	6,681	2,400	—	—
Depreciation expense of property and equipment	1,085	1,085	1,107	8
Total	212,120	228,100	272,270	1,889

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. GENERAL AND ADMINISTRATIVE EXPENSES

The components of the Company’s general and administrative expenses for the years ended June 30, 2023, 2024 and 2025, are as follows:

	For the years ended June 30,
	2023	2024	2025	2025
	JPY’000	JPY’000	JPY’000	US$’000
Directors fee	109,411	98,937	110,282	765
Staff-related costs	44,731	49,860	79,060	548
Legal and professional fee	22,840	43,933	73,501	510
Travel and transportation expenses	45,388	66,303	58,005	402
Depreciation expense of right-of-use assets	24,919	44,646	46,375	322
Maintenance and supplies	26,759	27,730	30,427	211
Insurance and service fee	15,412	17,187	29,941	208
(Reversal of) allowance for expected credit losses	(22,727)	(878)	26,706	185
Office expenses	10,758	23,111	15,893	110
Depreciation expense of property and equipment	6,317	5,255	6,525	45
Miscellaneous expenses	22,666	28,144	25,540	178
Total	306,474	404,228	502,255	3,484

23. OTHER INCOME

The components of other income for the years ended June 30, 2023, 2024 and 2025, are as follows:

	For the years ended June 30,
	2023	2024	2025	2025
	JPY’000	JPY’000	JPY’000	US$’000
Gain on derecognition of right-of-use assets (a)	12,360	8,212	170,413	1,182
Gain on lease modification or termination (b)	—	102	10,239	71
Government subsidies (c)	10,366	1,305	—	—
Others	2,937	6,829	1,739	12
Total	25,663	16,448	182,391	1,265

Note:

(a)	When the sublease is assessed as finance lease, the Company derecognizes the right-of-use asset relating to the head lease that it transfers to the sublessee and recognizes the net investment in sublease in the consolidated statements of financial position. Gain on derecognition of right-of-use assets represents the difference between right-of-use assets derecognized and the net investment in sublease.

(b)

Effective as of September 1, 2024, the Company terminated its original lease and entered into new lease agreements with two landlords. The new lease agreements cover a larger area within the same building, with the lease term has been shortened from 14 years to 3 years, and the total monthly rent increased from JPY6,000 thousand to JPY7,100 thousand. Therefore, the Company recorded a lease termination gain of JPY10,895 thousand, which was recorded as other income in the consolidated statements of profit or loss and comprehensive income for the year ended June 30, 2025.

In addition to this transaction, the Company also early terminated four other lease agreements early, resulting in an aggregate loss of JPY656 thousand for the year ended June 30, 2025.

(c)	It represents the subsidies granted under Carbon Dioxide Emission Reduction Building Subsidy Scheme from the Shizuoka Environment Resources Association of the Japan government and Osaka District Area Revitalization Project Subsidy from the Japan government. There were no unfulfilled conditions nor other contingencies attached to the subsidies.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. OTHER EXPENSES

The components of other expenses for the years ended June 30, 2023, 2024 and 2025, are as follows:

	For the years ended June 30,
	2023	2024	2025	2025
	JPY’000	JPY’000	JPY’000	US$’000
Loss on disposal of equipment and furniture (a)	13,278	1,237	33,950	235
Share of profit to project investors	—	—	17,114	119
Loss on foreign currency exchange	2,679	555	—	—
Others	556	2,620	229	2
Total	16,513	4,412	51,293	356

Note:

(a)	It represents loss from write-off of the equipment and furniture. For the year ended June 30, 2025, such losses primarily related to the disposal of equipment and furniture in connection with the closure of restaurant in Wakayama.

25. FINANCE COSTS

The components of finance costs for the years ended June 30, 2023, 2024 and 2025, are as follows:

	For the years ended June 30,
	2023	2024	2025	2025
	JPY’000	JPY’000	JPY’000	US$’000
Interest expenses on bank and other borrowings	7,855	8,083	12,471	86
Interest expenses on lease liabilities	13,145	13,381	9,491	66
Accretion expense	140	143	3	—	*
Total	21,140	21,607	21,965	152

*	Less than US$1,000

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. INCOME TAX EXPENSES

Income tax

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

Japan

All group companies are incorporated in Japan and are subject to Japan corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Japan tax laws. The applicable tax rate is 34.6% in Japan.

The components of income tax expense reported in the consolidated statements of profit or loss and comprehensive income are as follows:

	For the years ended June 30,
	2023	2024	2025	2025
	JPY’000	JPY’000	JPY’000	US$’000
Current income tax expense	13,751	97,381	75,515	524
Deferred tax expense (benefit)	4,517	(3,189)	(41,401)	(287)
Total	18,268	94,192	34,114	237

A reconciliation of the statutory tax rate to the effective tax rate is presented below:

	For the years ended June 30,
	2023	2024	2025
Income tax rate in the Cayman Islands, permanent tax holiday	0.0%	0.0%	0.0%
Japanese statutory tax rate	34.6%	34.6%	34.6%
Different tax rates in Japan and other jurisdiction	3.4%	3.7%	11.7%
Effect of non-deductible expenses	3.4%	1.7%	9.4%
Effect of tax losses not recognized	(5.7)%	0.7%	13.7%
Effective income tax rate	35.7%	40.7%	69.4%

Deferred tax assets and liabilities

The breakdown of the net deferred tax assets and liabilities is as follows:

	As of July 1, 2022	(Charged)/ credited to profit or loss	As of June 30, 2023	(Charged)/ credited to profit or loss	As of June 30, 2024	(Charged)/ credited to profit or loss	As of June 30, 2025	As of June 30, 2025
	JPY’000	JPY’000	JPY’000	JPY’000	JPY’000	JPY’000	JPY’000	US$’000
Expected credit losses	30,955	(8,598)	22,357	(313)	22,044	10,111	32,155	223
Lease liabilities	559,704	11,533	571,237	(31,430)	539,807	(108,506)	431,301	2,992
Net operating loss carry forwards	—	—	—	—	—	41,525	41,525	288
Provision for asset retirement obligation	143	5,874	6,017	191	6,208	(6,058)	150	1
Total deferred tax assets	590,802	8,809	599,611	(31,552)	568,059	(62,928)	505,131	3,504

Right-of-use assets	502,381	(3,156)	499,225	(59,335)	439,890	(109,299)	330,591	2,293
Investment in sublease	62,086	16,482	78,568	24,594	103,162	4,970	108,132	750
Total deferred tax liabilities	564,467	13,326	577,793	(34,741)	543,052	(104,329)	438,723	3,043
Deferred tax assets (liabilities), net	26,335	(4,517)	21,818	3,189	25,007	41,401	66,408	461

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. EARNINGS PER SHARE

Basic earnings per share is calculated based on the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is normally computed based on the weighted average number of ordinary shares outstanding including the dilutive effect of latent stocks. However, as there is no latent stocks, the diluted earnings per share are equal to the basic earnings per share for each year. For the years ended June 30, 2023, 2024 and 2025, the basic and diluted profit per share are as below. All amounts in below are in thousands, except for share and per share data.

	For the years ended June 30,
	2023	2024	2025	2025
	JPY’000	JPY’000	JPY’000	US$’000
Net profit attributable to equity owners of the parent	32,953	137,410	15,111	104
Weighted average shares outstanding	50,750,000	50,750,000	50,750,000	50,750,000
Basic and diluted earnings per share	0.65	2.71	0.30	—	*

*	Less than US$1,000

There were no potentially dilutive instruments for the years ended June 30, 2023, 2024 and 2025.

28. RELATED PARTY BALANCES AND TRANSACTIONS

Relationship with related party

Name	Relationship
Music Circus Co.	An associate of the Company

Related party transactions consist of the following:

	For the years ended June 30,
	2023	2024	2025	2025
	JPY’000	JPY’000	JPY’000	US$’000
Revenue
Music Circus Co.	—	—	135,890	943
Cost of revenue
Music Circus Co.	—	—	30,977	215
Selling and marketing expenses
Music Circus Co.	—	—	7,331	51

Capital contribution from the shareholder	—	30,000	379,364	2,631

Related party balances consist of the following:

	As of June 30,
	2023	2024	2025	2025
	JPY’000	JPY’000	JPY’000	US$’000
Accounts receivable
Music Circus Co.	—	—	107	1
Accounts payable
Music Circus Co.	—	—	12,900	89
Amount due to a related party
Music Circus Co.	—	—	26,629	185

Compensation for key management personnel for the years ended June 30, 2023, 2024 and 2025 is presented as follows:

	For the years ended June 30,
	2023	2024	2025	2025
	JPY’000	JPY’000	JPY’000	US$’000
Salaries and other short-term employee benefits	109,411	98,937	110,282	765

No other material transactions or balances existed with related party during the years presented.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. SHAREHOLDERS’ EQUITY

Share Capital

The Company was established under the laws of the Cayman Islands on September 12, 2024. The authorized share capital of the Company was US$500,000 divided into (i) 22,500,000,000 ordinary shares of par value of US$0.00002 each and (ii) 2,500,000,000 Series A Preferred Shares of par value of US$0.00002 each. The Company Reorganization as detailed in Note 1 above, was completed on May 31, 2025.

On August 27, 2025, the Company entered into an underwriting agreement with the representative of the underwriters, in connection with its initial public offering of 1,525,000 ordinary shares, par value US$0.00002 per share at a price of US$4.00 per share for total gross proceeds of approximately $7 million, before deducting underwriting discounts and offering expenses. The Company sold 1,067,500 ordinary shares and selling shareholders sold an aggregate of 457,500 ordinary shares. The Company did not receive any proceeds from any of ordinary shares sold by the selling shareholders. The Company also granted the representative a 45-day option to purchase up to 228,750 ordinary shares, equal to 15% of the total number of ordinary shares sold in this offering to cover over-allotments, which over-allotment was provided solely by the Company. The over-allotment option was exercised in full by the underwriters on August 28, 2025.

Merger reserve

Merger reserve represents the difference between the value of the ordinary shares issued in exchange for the ordinary shares of the subsidiary acquired under business combination under common control.

Capital contributions constitute the capital transactions from shareholder that affected the shareholders’ equity. For the years ended June 30, 2024 and 2025, JPY30,000 thousand and JPY379,364 thousand have been accounted for as capital contribution from shareholder in these consolidated financial statements.

30. FINANCIAL INSTRUMENTS

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable and other receivables, borrowings, lease liabilities, and accounts payable, and other payables and accruals. These financial instruments expose the Company to various financial risks, including credit risk, liquidity risk and interest risk. The Company’s risk management program focuses on minimizing potential adverse effects on the Company’s financial performance.

Credit risk

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer and sublessee. The demographics of the Company’s customer base and sublessees, including the default risk of the industry and country in which customers and sublessees operate, have less of an influence on credit risk. The exposure to credit risk at June 30, 2024 and 2025 is represented by the carrying amounts of accounts and other receivables and net investment in sublease.

Movement in relation to allowance for expected credit losses are as follows:

	As of June 30,
	2024	2025	2025
	JPY’000	JPY’000	US$’000
Balance at the beginning of the year	28,683	27,805	193
Addition	—	26,706	185
Reversal	(878)	—	—
Balance at the end of the year	27,805	54,511	378

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentration risk

The following table sets forth a summary of single customers who represent 10% or more of the Company’s revenue:

	For the years ended June 30,
	2023	2024	2025	2025
	JPY’000	JPY’000	JPY’000	US$’000
Customer A	733,028	656,559	*	*
Customer B	348,730	*	*	*
Total	1,081,758	656,559	—	—

*	Less than 10%

Liquidity risk

The liquidity risk refers to the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The Company’s objective is to maintain a minimum level and certain ratio of cash and cash equivalents. The strategy of the Company is to repay its obligations through the generation of cash income from operating activities.

In assessing its liquidity, the Company’s management monitor and analyze the Company’s cash and cash equivalents balances and its operating expenditure commitments. As of June 30, 2025, the Company’s cash and cash equivalents balances amounted to JPY13,348 thousand, current assets were JPY1,252,722 thousand, and current liabilities were JPY1,267,664 thousand. The Company generated JPY313,339 thousand, JPY142,915 thousand of cash from operating activities for the years ended June 30, 2023 and 2024, and provided JPY197,484 thousand of cash for the year ended June 30, 2025, respectively.

Based on the above considerations, management is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months. There are several factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its products, economic conditions.

The Company maintains sufficient cash and cash equivalents, and internally generated cash flows to finance their activities and management is satisfied that funds are available to finance the operations of the Company.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Analysis of financial instruments by remaining contractual maturities

The following tables show the remaining contractual maturities at the end of the years presented of the Company’s non-derivative financial liabilities, which are based on contractual undiscounted cash flows：

	June 30, 2024
	JPY’000
	Carrying amount	Total	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years
Lease liabilities	1,415,521	1,482,731	253,725	187,774	141,188	132,216	104,098	663,730
Bank and other borrowings	909,981	909,981	146,080	91,142	91,610	82,586	77,241	421,322
Accounts payable	197,418	197,418	197,418	—	—	—	—	—
Other payables and accruals	291,416	291,416	291,416	—	—	—	—	—
Long-term payables	5,760	5,760	—	2,880	2,880	—	—	—
Total	2,820,096	2,887,306	888,639	281,796	235,678	214,802	181,339	1,085,052

	June 30, 2025
	JPY’000
	Carrying amount	Total	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years
Lease liabilities	1,131,103	1,152,824	388,800	304,506	172,928	119,272	101,518	65,800
Bank and other borrowings	882,841	882,841	116,150	110,618	101,594	95,800	80,784	377,895
Other payables and accruals	305,196	305,196	305,196	—	—	—	—	—
Accounts payable	271,083	271,083	271,083	—	—	—	—	—
Long-term payables	16,142	16,142	—	4,775	1,895	947	947	7,578
Total	2,606,365	2,628,086	1,081,229	419,899	276,417	216,019	183,249	451,273

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk is primarily related to the Company’s interest-bearing debts on its consolidated statements of financial position. The Company does not have a material amount of long-term debt with variable interest rates, thereby minimizing the Company’s exposure to cash flow interest rate risk.

Fair value estimation

The Company uses the following hierarchy for determining the fair value of financial instruments measured at fair value:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices);
●	Level 3: Inputs for the asset or liability that are not based on observable market data or which are based on the probability of future events occurring (that is, unobservable inputs).

Financial instruments measured at fair value

The Company did not have financial instruments measured at fair value for the years presented.

Financial instruments not measured at fair value

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, bank and other borrowings, lease liabilities, contract liabilities, accounts payable and other payables are approximate to their fair values.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31. SUBSEQUENT EVENTS

On September 10, 2025, the Company entered into an agreement to transfer 200 shares of Music Circus Co. to a third party at a consideration of JPY400 million. After the disposal, the Company holds 20% share of Music Circus Co.

The Company evaluated all events and transactions that occurred after June 30, 2025 up through October 31, 2025, which is the date that these consolidated financial statements are available to be issued. Except for the above, there were no other material subsequent events that require disclosure in these consolidated financial statements.

32. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Schedule I has been provided pursuant to the requirements of Securities and Exchange Commission (“SEC”) Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of TryHard Holdings Limited’s (“the Parent Company”) consolidated subsidiaries as of June 30, 2025 exceeded the 25% threshold.

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of the Company exceeds 25% of the consolidated net assets of the Company. In this connection, the restricted net assets of the subsidiaries of the Company does not exceed 25% of the consolidated net assets of the Company and accordingly the condensed parent company only financial information of the Company is presented for the supplementary reference.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to accompanying consolidated financial statements.

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements, except that investments in subsidiaries are included at cost less any provision for impairment in value.

As of June 30, 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

During the years ended June 30, 2023, 2024 and 2025, no cash dividends were either declared nor paid by the Company.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed balance sheets

	As of June 30,
	2024		2025	2025
	JPY’000		JPY’000	US$’000
Assets
Current assets
Other receivable	—	*	4,909	34
Total current assets	—	*	4,909	34

Non-current assets
Interest in subsidiary	—	*	— *	—	*
Other non-current assets	—	*	(4,909)	(34)
Total non-current assets	—	*	(4,909)	(34)
Total assets	—	*	— *	—	*

Liabilities and shareholders’ equity
Current liabilities
Other payables and accruals	—	*	6,079	42
Total current liabilities	—	*	6,079	42
Total liabilities	—	*	6,079	42

Shareholders’ deficit
Ordinary shares (par value of US$0.00002 per share; 22,500,000,000 ordinary shares authorized, 48,750,000 ordinary shares issued and outstanding as of June 30, 2024 and 2025) **	157		157	1
Series A Preferred Shares (par value of US$0.00002 per share; 2,500,000,000 Series A Preferred Shares authorized, 2,000,000 Series A Preferred Shares issued and outstanding as of June 30, 2024 and 2025) **	6		6	—	*
Share subscription receivable	(6)		(6)	—	*
Capital surplus	(157)		(157)	(1)
Accumulated deficit	—	*	(6,079)	(42)
Total shareholders’ deficit	—	*	(6,079)	(42)
Total liabilities and shareholders’ deficit	—	*	— *	—	*

Condensed statements of loss

	For the years ended December 31,
	2023		2024		2025	2025
	JPY’000		JPY’000		JPY’000	US$’000
Operating expenses
General and administrative expenses	—	*	—	*	(6,079)	(42)
Total operating expenses	—	*	—	*	(6,079)	(42)
Loss before income taxes	—	*	—	*	(6,079)	(42)
Income tax expense	—	*	—	*	—	—
Net loss	—	*	—	*	(6,079)	(42)

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed statements of cash flows

For the years ended December 31,
	2023		2024		2025		2025
	JPY’000		JPY’000		JPY’000		US$’000
Cash flows from operating activities
Loss before income taxes	—	*	—	*	(6,079)		(42)
Adjustments for:
Other payables and accruals	—	*	—	*	6,079		42
Net cash used in operating activities	—	*	—	*	—	*	—	*
Cash flows from investing activities	—	*	—	*	—	*	—	*
Cash flows from financing activities	—	*	—	*	—	*	—	*
Net change in cash and cash equivalents	—	*	—	*	—	*	—	*
Cash and cash equivalents at the beginning of the year	—	*	—	*	—	*	—	*
Cash and cash equivalents at the end of the year	—	*	—	*	—	*	—	*

*	Less than JPY1,000 or US$1,000

**	Retrospectively restated for effect of share recapitalization (Note 1)

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document
1.1	Amended Memorandum of Association and Amended and Restated Articles of Association
2.1	Description of Securities
8.1	List of Subsidiaries
11.1	Code of Business Conduct and Ethics
12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

82

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: October 31, 2025

TryHard Holdings Limited

By:	/s/ Rakuyo Otsuki
Name:	Rakuyo Otsuki
Title:	Chief Executive Officer (Principal Executive Officer)

By:	/s/ Kwok Ho Yin
Name:	Kwok Ho Yin
Title:	Chief Financial Officer (Principal Financial Officer)

83