Form 20-F
period 2026-06-30
TryHard Holdings Ltd
filed 2026-10-29
CIK 2044241

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2026

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-42820

TryHard Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

#502 PMOEX Hommachi,

3-1-10 Hommachi, Chuo-ku, Osaka

Japan (541-0053)

(Address of principal executive offices)

Rakuyo Otsuki, Chief Executive Officer

Telephone: +81 06 4708 6470

At the address of the Company set forth above

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary Shares, par value US$0.0002 per share	THH	The Nasdaq Capital Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

5,004,661 Ordinary Shares and 200,000 Series A Preferred Shares, US$0.0002 par value per share, as at June 30, 2026, giving retroactive effect to the 10-for-1 share consolidation effected on August 10, 2026.

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

Financial Information in U.S. Dollars

TryHard Holdings Limited is a holding company with operations conducted in Japan through its operating subsidiary in Japan, using Japan yen. Our functional currency and reporting currency are the Japanese yen (“JPY” or “¥”), the legal currency of Japan. The terms “dollar” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥162.61 = $1.00, which was the exchange rate used for convenience translations as of June 30, 2026, as reported by the Board of Governors of the United States Federal Reserve System (the “U.S. Federal Reserve”) in its H.10 statistical release. Historical and current exchange rate information may be found at https://www.federalreserve.gov/releases/h10.

Recent Events

Nasdaq Delinquency Notification Letter and Compliance Letter

On March 11, 2026, we received a notice from Nasdaq that we were not in compliance with Nasdaq’s minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) as the minimum bid price of our Ordinary Shares had been below $1.00 per share for 30 consecutive business days (the “Minimum Bid Price Requirement”). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we had until August 27, 2026 (the “Compliance Period”) to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the minimum bid price of our Ordinary Shares needed to exceed $1.00 per share for a minimum of ten consecutive business days during the Compliance Period. On August 28, 2026, after implementing the Share Consolidation (as defined and described below) which took effect on August 10, 2026, we received a notice from Nasdaq that we had regained compliance with Listing Rule 5550(a)(2).

Share Consolidation

On July 21, 2026 at an extraordinary general meeting, our shareholders approved a reverse share split, or share consolidation (the “Share Consolidation”) whereby every ten (10) issued and unissued Ordinary Shares and Series A Preferred Shares of par value US$ 0.00002 each was consolidated into one (1) Ordinary Share and one (1) Series A Preferred Share, respectively, of par value US$0.0002 each. Following the Share Consolidation, the Company’s authorized share capital remained at US$500,000, divided into 2,500,000,000 shares of a par value of US$0.0002 each, comprising 2,250,000,000 Ordinary Shares and 250,000,000 Series A Preferred Shares.

Star Party Joint Venture

On January 15, 2026, we entered into a memorandum of cooperation (the “MOC”) with STAR PARTY HK LIMITED (“Star Party”) pursuant to which the Company and Star Party plan to jointly register and establish Star Party Japan Investment Co., Ltd. (final name subject to approval by the relevant authorities), a joint venture which would be responsible for the localized operation and expansion of entertainment and social space businesses in Japan (the “Star Party JV”).

Under the MOC, Star Party shall contribute RMB 7.5 million in cash (or equivalent foreign currency), of which JPY 58.5 million (or equivalent foreign currency) shall be recorded as the registered capital of the Star Party JV, and the remaining contribution amount (or equivalent foreign currency) shall be recorded as capital reserve of the Star Party JV. Star Party shall hold 65% of the equity in the Star Party JV.

The Company shall contribute RMB 7.5 million in cash (or equivalent foreign currency), of which JPY 31.5 million (or equivalent foreign currency) shall be recorded as the registered capital of the Star Party JV, and the remaining contribution amount (or equivalent foreign currency) shall be recorded as capital reserve of the Star Party JV. TryHard shall hold 35% of the equity in the Star Party JV.

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

Growing and operating our business may require significant cash outlay, capital expenditures and commitments. Although our current cash and cash equivalents and anticipated cash flows from operating activities, together with the net proceeds from our completed initial public offering, are expected to be sufficient  to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following this Annual Report, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we will need to seek additional capital, potentially through equity or debt financing, to fund our growth. Our ability to access the credit and capital markets in the future as a source of liquidity, and the borrowing costs associated with such financing, are dependent upon market conditions. We cannot provide any assurance that our assumptions used to estimate our liquidity requirements will remain accurate due to unseen factors such as ta global pandemic, risks of war, regional conflicts and natural disasters. In the event of a sustained market deterioration, and continued declines in revenues, we may need additional liquidity, which would require us to evaluate available alternatives and take appropriate actions. We cannot provide any assurance that we will be able to obtain additional sources of financing or liquidity in amounts or on terms acceptable to us, or at all.

Our executive officers have no prior experience in operating a U.S. public company, and their inability to operate the public company aspects of our business could harm us. Further, planned increases to our Executive Officer compensation will raise our operating costs and our failure to generate commensurately higher revenue could result in negative impacts to our financial results.

Our executive officers have no previous experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

Further, we raised the compensation of our executive officers at the end of 2025 and will need to make commensurately higher revenue in order to maintain profitability. Our failure to perform at levels to generate enough revenue to pay these higher operating costs could negatively impact our financial results.

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

Mr. Otsuki holds our Series A Preferred Shares and controls, in the aggregate with the Ordinary Shares, approximately 70.32% of the voting power represented by all our outstanding shares of share capital. As a result, the holder(s) of our Series A Preferred Shares will continue to exercise significant influence over all matters on which holders of Ordinary Shares are entitled to vote, including the election and removal of directors, amendments to our amended and restated articles of incorporation or amended and restated articles of association, and any approval of significant corporate transactions (including a sale of all or substantially all of our assets), and will continue to have significant control over our business, affairs, and policies, including the appointment of our management, through their influence over the board composition. The directors, whom the holder(s) of our Series A Preferred Shares will have the ability to elect through their voting power, will have the authority to incur additional debt, issue or repurchase shares, declare dividends, and make other decisions that could be detrimental to shareholders.

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

Prior to the completion of our initial public offering, we were a private company with limited accounting personnel. Our management had not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm had not conducted an audit of our internal control over financial reporting. We are now required to include management’s report on internal control over financial reporting in this second annual report.

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

Upon completion of our initial public offering, we became a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 now requires management’s report on our internal control over financial reporting in this second annual report. As an emerging growth company and non-accelerated filer, we are not required to obtain an auditor attestation report. Management may conclude that our internal control over financial reporting is not effective.

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

We are an “emerging growth company,” as defined in the JOBS Act.

As required by Section 404 for this second annual report, we have incurred and may continue to incur additional expenses and management effort to comply with internal-control requirements.

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

We have completed our initial public offering. The net proceeds to the Company were approximately US$2.8 million, after deducting underwriting discounts and commissions and offering expenses. We will use the proceeds for purposes described in this Annual Report, subject to management’s discretion.

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

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “THH.” To maintain that listing, we must comply with Nasdaq’s continued listing requirements, including those regarding minimum bid price, minimum stockholders’ equity, minimum market value of publicly held shares and corporate governance.

We have previously failed to satisfy the Nasdaq Listing Requirements. On March 11, 2026, we received a deficiency letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying us that we were not in compliance with Nasdaq Listing Rule 5550(a)(2), because the closing bid price of our Ordinary Shares had been below US$1.00 per share for 30 consecutive business days. On August 28, 2026, Nasdaq notified us that we had regained compliance and that the matter was closed.

There can be no assurance that we will maintain compliance with the Nasdaq Listing Requirements. If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

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

Proposed changes to Nasdaq’s continued listing standards, including a minimum market value of listed securities requirement, could increase the risk that our Ordinary Shares will be suspended or delisted without an opportunity to regain compliance.

On July 22, 2026, the SEC’s Division of Trading and Markets, acting under delegated authority, approved a Nasdaq rule change that would require companies listed on the Nasdaq Global Select Market, Nasdaq Global Market or Nasdaq Capital Market to maintain a minimum market value of listed securities (“MVLS”) of at least US$5 million. Under that rule, if a listed company’s MVLS remained below US$5 million for 30 consecutive business days, Nasdaq would issue a Staff Delisting Determination and immediately suspend and delist the company’s securities, without the compliance period generally available for other continued listing deficiencies.

Petitions for review of the delegated approval automatically stayed the effectiveness of the rule, and on September 11, 2026, the SEC granted review of the delegated action. As a result, the proposed MVLS requirement is not currently effective, and Nasdaq’s existing continued listing standards continue to apply while the SEC’s review is pending. We cannot predict whether or when the rule will become effective, or whether it will be adopted in its current form or with modifications.

We have a relatively small public float and market capitalization, and the market value of our Ordinary Shares may be affected by factors beyond our control, including fluctuations in our operating results, general market conditions, investor sentiment and the trading price and volume of our Ordinary Shares. If the rule becomes effective and the market value of our listed securities remains below US$5 million for the prescribed period, our Ordinary Shares could be suspended and delisted immediately, without an opportunity to regain compliance. We cannot assure you that we would be able to take remedial action sufficient to maintain compliance with the proposed requirement.

Any suspension or delisting of our Ordinary Shares could materially reduce their liquidity and market price, impair our ability to raise capital, reduce the ability of shareholders to trade their shares and result in a loss of investor confidence.

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

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile. See “Implications of Our Being an ‘Emerging Growth Company.’”

As a “controlled company” under the Nasdaq Listing Rules, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Mr. Otsuki beneficially owns 200,000 Series A Preferred Shares (which are entitled to twenty-five (25) votes on any matter or which action of the shareholders of the Company is sought) and 2,035,157 Ordinary Shares and is able to exercise over a majority of our voting power. Under the Nasdaq Marketplace Rules 5615(c), a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company”. A “controlled company” may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Marketplace Rules, the requirement that our director nominees must be selected or recommended to the board of directors for determination, by either a Nominating Committee comprised solely of independent directors or by a majority of the independent directors, the requirement that we have a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws, and the requirement that compensation of the chief executive officer must be determined, or recommended to the board of directors for determination, either by a Compensation Committee comprised of independent directors or by a majority of the independent directors on its board of directors and that compensation for all other officers must be determined, or recommended to the board of directors for determination, either by such Compensation Committee or a majority of the independent directors on the company’s board of directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Marketplace Rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Marketplace Rules corporate governance requirements. Our status as a controlled company could cause our common shares to look less attractive to certain investors or otherwise harm our trading price.

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

The following diagram illustrates our corporate structure as of June 30, 2026. The percentages reflect the voting ownership interests held by our shareholders. Each holder of Ordinary Shares is entitled to one vote per Ordinary Share and each holder of Series A Preferred Share is entitled to twenty-five (25) votes per one Series A Preferred Share. The Company completed its initial public offering on August 27, 2025, the Ordinary Shares began trading on the Nasdaq Capital Market under the ticker symbol “THH” on August 28, 2025, and the Company effected a 10-for-1 share consolidation on August 10, 2026. For more details on our corporate history, please refer to “Corporate History and Structure.”

Notes:	(1) This is based on voting rights.

(2) Music Circus Co. is owned as to 20% by TryHard. The remaining 80% interest is collectively held by NEXYZ.Group Corporation, SBI Holdings Inc and Risenet Co., Ltd., all of which are independent third parties.

Implications of Our Being an “Emerging Growth Company”

We continue to qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” Our total annual gross revenues for the fiscal year ended June 30, 2026 were approximately US$19.5 million (JPY3,167.1 million), which is less than US$1.235 billion, and we remain within five years of the completion of our initial public offering on August 27, 2025. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure; and

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

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

Implications of Being a Controlled Company

The Company completed its initial public offering on August 27, 2025 and remains a “controlled company” under the Nasdaq Marketplace Rules 5615(c). This “controlled company” status is due to the fact that Mr. Otsuki is able to exercise approximately 70.32% of our voting power and will be able to determine all matters requiring approval by our shareholders. Mr. Otsuki will therefore be able to influence the election and removal of directors, amendments to our amended and restated articles of incorporation or amended and restated articles of association, and any approval of significant corporate transactions (including a sale of all or substantially all of our assets) and will have significant control over our business, affairs and policies, including appointment of our management, through his influence over the board. See page [7] for the risk factor beginning “Holders of our Series A Preferred Shares will continue to have significant influence over us after this offering, including control over decisions that require the approval of holders of our common share” for more information.

As a controlled company, we may elect to rely on exemptions from certain Nasdaq corporate governance requirements.

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

Implications of Our Being a Foreign Private Issuer

As a public company, we report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even if we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

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

Showcase Events:

Our portfolio includes several events that showcase our capabilities and creativity, including the following:

1. MUSIC CIRCUS: A flagship festival that has attracted 626,500 people over 10 years, featuring over 100 groups and 1,000 artists from Japan and abroad – more than a music festival, MUSIC CIRCUS presents an array of artists, including dancers, fashion shows as well as a variety of hip hop, electronic and pop performers. This project has not only demonstrated our ability to curate large-scale events but also our commitment to promoting Japanese culture and music to a globally-diverse crowd. By joining forces with SBI Holdings Inc, NEXYZ.Group and Risenet Co., Ltd, we have expanded our reach and capabilities, enabling us to launch new regional revitalization projects that combine music, travel, and local culture.

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

Below are recent events hosted by TryHard:

Family Events

Event Name	Event Location	Period
Senshu Beach Lantern Fest Vol. 5	SENNAN LONG PARK	2024
World Beach Expo	SENNAN LONG PARK	2024
Senshu Yume Hanabi in Sakai City	Sakai Old Port	2024
Izumiotsu Seaside Summer Festival	N GRILL	2024
Aurora Palm Tree & Seaside Night Market	SENNAN LONG PARK	2024
Senshu Yume Hanabi in Sennan City	SENNAN LONG PARK	2024
Kishiwada Danjiri Festival	Co-op Kishiwada Store Parking Lot, Kankan Bayside Mall	2024
Ogimachi Lantern Festival	Ogimachi Park	2024
Expo Fireworks Festival	Expo Commemoration Park	2024
Senshu Park Light-Up	SENNAN LONG PARK	2024
Sennan Oyster Festival	SENNAN LONG PARK	2024
Senshu Beach Lantern Festival	SENNAN LONG PARK	2025
World Beach Expo	SENNAN LONG PARK	2025
Senshu Yume Hanabi in Sakai Daiyo Night Market	Sakai Old Port	2025
Aurora Palm Tree & Seaside Night Market	SENNAN LONG PARK	2025
Senshu Yume Hanabi in Sennan	SENNAN LONG PARK	2025
SPLASH CIRCUS	Ohama Park	2025
Kishiwada Danjiri Festival	Co-op Kishiwada Store Parking Lot, Kankan Bayside Mall	2025
Izumiotsu Seaside Summer Festival	N GRILL	2025
Ogimachi Lantern Festival	SENNAN LONG PARK	2025
Expo Fireworks Festival	SENNAN LONG PARK	2025
Sennan Oyster Festival	SENNAN LONG PARK	2026
Sennan Sports Festival Vol. 5	SENNAN LONG PARK	2026
Fujiidera Culture Night in Domyoji Tenmangu	Domyoji Tenmangu	2026
Ogimachi Sakura Festival	Ogimachi Park Square	2026
Sennan Seaside Koinobori Vol. 6	SENNAN LONG PARK	2026
SBI Mai Hanabi in Chiba	Chiba Prefecture Inage Seaside Park	2026
OSAKA BAY SKY LUMINA	Maishima Sports Island	2026

Music Festivals

Event Name	Event Location	Period
Spapoo Night Club Fes’24	SPAWORLD HOTEL&RESORT	2024
MUSIC CIRCUS -Beats Trip-	Intex Osaka	2024
MUSIC CIRCUS FUKUOKA	Mizuho PayPay Dome	2025
Spapoo Night Club Fes’25	SPAWORLD HOTEL&RESORT	2025
COMMON GROUND in EXPO2025	Osaka-Kansai Expo MATSURI Arena	2025
Ohama Park Pool Party	Ohama Park	2025
Hirai Dai -Beach Trip-	SENNAN LONG PARK	2025
SBI MUSIC CIRCUS FUKUOKA -Beat Drop- partner with SoftBank HAWKS	Mizuho PayPay Dome	2026
SBI MUSIC CIRCUS OSAKA	SENNAN LONG PARK	2026

Cultural Events

Event Name	Event Location	Period
BEYOND BORDERS BEYOND MARKETS	Mandarin Oriental, Tokyo	2025
Sagano Trolley	SENNAN LONG PARK	2025

These events demonstrate our expertise in hosting a varied array of events. We want to continue pushing the boundaries of innovation and creativity by creating new and exciting experiences that captivate audiences and foster memorable connections.

Revenue in event curation segment decreased from JPY898.8 million for the year ended June 30, 2025, to JPY894.6 million for the year ended June 30, 2026, reflecting a 0.5% decline year-over-year. This performance was driven by an increase in the number of events held, particularly in the music and entertainment sectors and our ability to attract larger audiences and secure more sponsorship deals.

CONSULTANCY AND MANAGEMENT

As part of the provision of our comprehensive services to customers in the entertainment industry, we also provide management and consulting services. Our customers may have clubs, functions and events of their own but lack the experience, manpower, etc to manage such projects. In this regard, we engage with customers offering our management and consulting services which comprises our in-depth knowledge of how to successfully and safely operate an entertainment venue/event. Under this aspect of our business, we may provide a whole comprehensive range of services such as venue management, artist production and management, security, food and beverage, ticketing, accounting, visual designs, VIP packages, photography, logo design, marketing etc. We have a vast database of reputable and renowned artists, DJs, VJs, MCs, dancers, entertainers both locally and internationally that we can readily source to match the requirements of an event or club. We negotiate all the terms of an engagement with the artists, DJs, VJs, MCs, dancers, entertainers or their agents directly before we sign off on a management contract with our customers. We will generally ensure a backup replacement artist/DJ for events in the unlikely scenario any of them backing out or are unable to perform for any reason. We also have collaborations with influencers for marketing purposes. As at the date of this report, we provide comprehensive management and consultancy services to a portfolio of 22 clubs across Japan. Our services encompass various aspects of club management, including:

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

Our Club Portfolios:

Below is a list of the 22 clubs under our management:

1.	WARP SHINJUKU

Address: B1, No2 Toa Kaikan Building, 1-21-1 Kabukicho, Shinjuku-ku, Tokyo, Japan

2.	SPACE KUMAMOTO

Address: 2F, 11-2 Hanabatacho, Chuo-ku, Kumamoto City, Kumamoto Prefecture, Japan

3.	OWL OSAKA

Address: B1, Umeda Rakutenchi Building, 5-1 Kakudacho, Kita-ku, Osaka City, Osaka Prefecture, Japan

4.	G2 SHIZUOKA

Address: 6F, Don Quijote Building, 12-1 Koyamachi, Aoi-ku, Shizuoka City, Shizuoka Prefecture, Japan

5.	BAMBI

Address: B1, Park 10 Building, 1-18-27 Higashishinsaibashi, Chuo-ku, Osaka City, Osaka Prefecture, Japan

6.	ORCA NAGOYA

Address: 1F/12F, Sakae Nanairo, 3-17-15 Nishiki, Naka-ku, Nagoya City, Aichi Prefecture, Japan

7.	KITSUNE KYOTO

Address: 3F/4F, F・S Kiyamachi Building, 179 Zaimokucho, Kiyamachi Sanjo-sagaru, Nakagyo-ku, Kyoto City, Kyoto Prefecture, Japan

8.	ANCHOR

Address: B1, New Koyo Building, 1-5-1 Kitanozaka-dori, Chuo-ku, Kobe City, Hyogo Prefecture, Japan

9.	CROSS ROPPONGI

Address: 4-2-4, Minami16-jonishi, Sapporo Shi Chuo Ku, Hokkaido, Japan

10.	TOP TREE OKINAWA

Address: 7F, Don Quijote Kokusai Dori Store, 2-8-19 Matsuo, Naha City, Okinawa Prefecture, Japan

11.	G2 OSAKA

Address: B1/B2, Build Up Nagahoribashi Building, 1-18-8 Shimanouchi, Chuo-ku, Osaka City, Osaka Prefecture, Japan

12.	CLUB SANGO

Address: 2F, Minex 88 Building, 3-18-12 Nishiki, Naka-ku, Nagoya City, Aichi Prefecture, Japan

13.	CLUB STAR

Address: B1, Arc Building, 3-22-7 Nishiki, Naka-ku, Nagoya City, Aichi Prefecture, Japan

14.	WHIZZ KYOTO

Address: 2F, F・S Kiyamachi Building, 179 Zaimokucho, Kiyamachi Sanjo-sagaru, Nakagyo-ku, Kyoto City, Kyoto Prefecture, Japan

15.	CRAZYLAND BY CHEVAL

Address: B1, The Atrium, 1-5-30 Shinsaibashisuji, Chuo-ku, Osaka City, Osaka Prefecture, Japan

16.	CLUB Nineteen

Address: 1st Floor, Nangin Chuo Building, 1-53-4 Nakacho, Omiya Ward, Saitama City, Saitama Prefecture

17.	LAGOON HIROSHIMA

Address: 1F, Tamahachi Building, 2-3-22 Higashishinsaibashi, Chuo-ku, Osaka City, Osaka Prefecture, Japan

18.	PICCADILLY PREMIUM

Address: 8th Floor, Plaza Umeda Building, 8-17 Taiyuji-cho, Kita-ku, Osaka City

19.	GIRAFFE

Address: akazakuidaore Bld.5F-11, 1-7-21, Dotombori, Osaka Shi Chuo Ku, Osaka Fu,Japan

20.	Dragon Night Club

Address: 2-11-4 Kokubuncho, Aoba-ku, Sendai-shi, Miyagi, Japan

21.	BLANK BAMBI (Fukuoka)

Address: 1-14-28 Daimyo, Chuo-ku, Fukuoka-shi, Fukuoka, Japan

22.	SANGO Riviera（Hokkaido）

Address: 4-2-4, Minami6-jonishi, Sapporo Shi Chuo Ku, Hokkaido, Japan

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

We host MUSIC CIRCUS events through Music Circus Co., an entity in which we hold a 20% interest with the remaining 80% held by three Japanese companies: NEXYZ.Group Corporation, an entertainment and media conglomerate; SBI Holdings Inc, a financial services company with a focus on innovation and technology; and Risenet Co., Ltd, a specialized event production and management company.

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

2.	Government Agency Collaborations

We have collaborated with government agencies to promote tourism and regional revitalization. Specifically:

●	Sennan City Hall: partnered with Sennan City Hall to promote the Sennan City Expo and regional revitalization projects from April 2025 to March 2026.

●	Izumiotsu City Hall: received a grant in connection with a revitalization project of Minato Harbor in Izumiotsu City.

3.	Event Sponsorship Partnerships

Examples of our sponsored events include:

●	MUSIC CIRCUS: partnered with Asahi Breweries, Ltd. to sponsor MUSIC CIRCUS -BEATS TRIP- event in March 2025.

●	Kameoka City Night Event: managed the Kameoka City Night Event celebrating cultural heritage in Kyoto.

4.	Beverage and Hospitality Partnerships

We have partnered with several beverage and hospitality companies, including entering into the following agreements to promote specific beverages at our managed locations or events:

●	Asahi Breweries, Ltd. to promote Asahi products in certain stores from July 2026 to September 2029.

●	Kirin Brewery Co., Ltd.: to promote Kirin products, and specifically Smirnoff vodka, from July 2026 to June 2027.

●	Suntory Beverage Solutions Ltd.: to promote their products at CROSS ROPPONGI (a large Tokyo nightclub) from December 2024 to November 2027, and to exclusively offer their products at the TOP TREE club in Okinawa from July 2023 to June 2026.

●	Suntory Spirits Ltd.: to promote Jägermeister from December 2025 to November 2026.

●	Proximo Japan Co., Ltd.: Master Distribution Agreement from April 2025 to March 2028 regarding the distribution of Proximo products in certain of our clubs.

●	Red Bull Japan K.K.: cooperation agreement from April 2026 to December 2028, and a contract to provide Red Bull products at MUSIC CIRCUS in August 2022.

●	ANGEL Japan: to partner with ANGEL Japan, a champagne brand, at the MUSIC CIRCUS FUKUOKA in Fukuoka, Japan in June 2025 and June 2026.

5.	Corporate Partnerships

Other corporate partnerships include the following:

●	Trip.com Japan Co., Ltd.: an individual travel product transaction agreement from March 2026 to January 2027.

●	Kansai Television Broadcasting Co., Ltd.: a notice of permission attribution starting on September 24, 2022.

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

Through our comprehensive management and consultancy services, we are committed to delivering exceptional club experiences, maintaining unwavering operational standards, and establishing ourselves as a leading player in Japan’s dynamic nightlife industry.

We aggressively expanded our footprint from 16 clubs under management as of the commencement of the year ended June 30, 2025 to 22 clubs by the year ended June 30, 2026, representing a 37.5% increase in portfolio size. This expansion was driven by our territory coverage strategy focused on securing market share and establishing presence in key entertainment districts.

Revenue from the consultancy and management segment was JPY2,096.8 million for the year ended June 30, 2026, compared to JPY2,480.3 million for the prior year, reflecting a decrease of 15.5%. The decrease was primarily attributable to our strategic market penetration phase, where initial management fees were structured competitively to facilitate rapid onboarding of new venues and long-term market share acquisition. We expect these new venues to contribute positively to revenue as operations mature.

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

As part of the consultancy and management services we offer, some clients request a one-stop solution including the selection and securing of the venue for the nightclubs. As of the date of this report, of the 22 clubs we manage the following eight club portfolios are on the sub-leasing model with us.

1.	WARP WARP SHINJUKU

Address: B1, No2 Toa Kaikan Building, 1-21-1 Kabukicho, Shinjuku-ku, Tokyo, Japan

2.	SPACE SPACE KUMAMOTO

Address: 2F, 11-2 Hanabatacho, Chuo-ku, Kumamoto City, Kumamoto Prefecture, Japan

3.	G2 SHIZUOKA

Address: 6F, Don Quijote Building, 12-1 Koyamachi, Aoi-ku, Shizuoka City, Shizuoka Prefecture, Japan

4.	CLUB STAR

Address: B1, Arc Building, 3-22-7 Nishiki, Naka-ku, Nagoya City, Aichi Prefecture, Japan

5.	CRAZYLAND BY CHEVAL

Address: B1, The Atrium, 1-5-30 Shinsaibashisuji, Chuo-ku, Osaka City, Osaka Prefecture, Japan

6.	LAGOON HIROSHIMA

Address: B1, Nagarekawa Eight Building, 8-20 Nagarekawacho, Naka-ku, Hiroshima City, Hiroshima Prefecture, Japan

7.	GIRAFFE

Address: Nakazakuidaore Bld.5F-11, 1-7-21, Dotombori, Osaka Shi Chuo Ku, Osaka Fu,Japan

8.	SANGO Riviera

Address: 4-2-4, Minami6-jonishi, Sapporo Shi Chuo Ku, Hokkaido, Japan

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

GlobalData “Asia-Pacific Nightclub Market Size, Trends and Forecasts 2023-2030”

Euromonitor International “Nightlife and Bars in Southeast Asia”

ASEAN Briefing “The Nightlife and Entertainment Industry in Southeast Asia”

Japan Entertainment Industry Association “Japan Nightclub Market Trends and Forecasts 2023-2030”

REAL PROPERTY

In February 2026, the Company sold its former head-office property in Japan, comprising land, a building and related leasehold improvements, to an independent third party for total consideration of JPY959,661 thousand. The carrying amount of the related assets was JPY627,115 thousand and the Company recognized a gain of JPY311,940 thousand before other disposal losses.

As of the date of this report, we have leased the following properties, all of which are located in Japan:

No.	Location	Approximate Gross Area (sq m)	Lessor	Usage	Lease Expiration Date

1	1-5-30 Shinsaibashisuji, Chuo-ku, Osaka (The Atrium Building, 1st basement floor store)	414	T.N. Plan Co., Ltd.	Subleasing	28 February 2027

2	1-5-30 Shinsaibashisuji, Chuo-ku, Osaka (The Atrium, 4th floor, north section)	42	The Atrium Co., Ltd.	Subleasing	28 February 2028

3	3-22-7 Nishiki, Naka-ku, Nagoya, Aichi (2nd basement floor)	65	Ark Securities Co., Ltd.	Subleasing	31 January 2027

4	3-22-7 Nishiki, Naka-ku, Nagoya, Aichi Prefecture (1st basement floor)	276	Ark Securities Co., Ltd.	Subleasing	31 January 2027

5	12-1 Konyacho, Aoi Ward, Shizuoka City, Shizuoka Prefecture (Don Quijote Shizuoka Ryogaimachi Store)	584.66	Don Quijote Co., Ltd.	Subleasing	31 July 2033

6	1-19-15 Shimanouchi, Chuo-ku, Osaka (3rd floor, Takayoshi Sakaisuji Building)	71.39	Vredu Co., Ltd.	Self-use	31 March 2027

7	2nd Toa Kaikan, 1-21-1 Kabukicho, Shinjuku-ku, Tokyo (1st basement floor)	189.32	Maruhan Co., Ltd.	Subleasing	31 July 2031

	Tokyo Second Toa Kaikan B2 Co., Ltd.	754	Universal City Campa Co., Ltd.	Subleasing	30 April 2038

	Tokyo Second Toa Kaikan B2 Co., Ltd.	754	DhanaRealEstate Co., Ltd.	Subleasing	31 August 2027

8	1-8-11-2201 Higashi-Shinsaibashi, Chuo-ku, Osaka (Alglad The Tower Shinsaibashi 22nd floor. Room 2201)	52.35	Hanshin Estate Co., Ltd.	Self-use	14 May 2027

9	1-8-11-2100 Higashi-Shinsaibashi, Chuo-ku, Osaka	309.9	Hanshin Estate Co., xx Ltd.	Restaurant	31 December 2026

10	11-2 Hanabatake-cho, Chuo-ku, Kumamoto City (Kumamoto Morikawa Kanko Building 2, 3rd floor all rooms)	905.66	Kumamoto Morikawa Tourism Co., Ltd.	Subleasing	31 August 2026

11	8-20 Nagarekawa-cho, Naka-ku, Hiroshima City	764.94	Tsuta Ltd.	Subleasing	30 September 2028

No.	Location	Approximate Gross Area (sq m)	Lessor	Usage	Lease Expiration Date

12	2-12-22 Nishi-Shinsaibashi, Chuo-ku, Osaka-shi, Osaka (Asahi Plaza Shinsaibashi Room 0708)	36.81	Huang Keiba	Subleasing	31 August 2027

13	4-2-20 Sangenya Higashi, Taisho-ku, Osaka (Sekiguchi Warehouse)	49.58	Tetsu Sekiguchi	Subleasing	31 March 2028

14	2-17-13 Nakamichi, Higashinari-ku, Osaka (Nissori Osaka Castle Building)	491.92	Nissei Co., Ltd.	Warehouse	28 February 2028

15	1-14-6 Minamisenba, Chuo-ku, Osaka-shi, Osaka (Relay Building)	209.96	Relay Co., Ltd.	Subleasing	31 March 2027

16	Kamitoba Tower/93-5 Mori Higashimakocho, Minami-ku, Kyoto City, Kyoto Prefecture (Kamitoba Tenant)	134	Ayako Taya	Warehouse	31 May 2027

17	1-20-35 Kanda, Sumiyoshi-ku, Osaka (Kanda Warehouse, Sumiyoshi-ku)	653.02	Yamabun LLC	Warehouse	31 August 2026

18	2-19-5 Kabukicho, Shinjuku-ku, Tokyo (Duo Scala Shinjuku II Room 701)	30.02	Good Realtor Co., Ltd.	Employee dormitory(1)	6 February 2027

19	352 Miyoshi-cho, 2-chome Yamato-oji Higashiiri, Chion-in Furumonzen, Higashiyama-ku, Kyoto (Royal Palace Gion Room 407)	42.82	Yasuhisa Hayashi	Employee dormitory(1)	28 February 2028

20	2-5-15 Minamikuhoji-cho, Chuo-ku, Osaka-shi, Osaka (Estem Court Shinsaibashi Central Room 601)	22.14	ESTEM Planning Co., Ltd.v	Employee dormitory(1)	30 November 2026

21	2-5-15 Minamikuhoji-cho, Chuo-ku, Osaka-shi, Osaka (Estem Court Shinsaibashi Central Room 1103)	22.14	ESTEM Planning Co., Ltd.	Employee dormitory(1)	30 November 2026

22	2-4, 2-1, 2-2, 2-3, Minami 6-jō Nishi 4-chōme, Chūō-ku, Sapporo-shi, Hokkaido, Japan	919.8	Susukino No Ropiru Co., Ltd.	Subleasing	31 December 2027

Note:

(1)	We lease properties for our employees’ dormitory as this can enhance our operational efficiency and employee satisfaction as this can be viewed as a positive benefit to employees in Japan. The leased properties are strategically located near the workplace, reducing commuting time and improving employee work-life balance. This convenience can lead to higher job satisfaction and productivity and thus supports employee welfare and retention.

BUSINESS STRATEGIES

Our growth strategy is powered by several key drivers that we believe position us for sustained success:

-	Rising Demand for Experiential Events and Nightlife Experiences

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

EMPLOYEES

We had 105 full-time employees as of the date of this report. The following table sets forth the numbers of our full-time employees, categorized by function, as of that date:

Number of Employees

Management	32
Sales and marketing	18
Administration	3
Finance and accounting	8
Operations	28
Quality and safety	4
Human resources	12
Total	105

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

LITIGATION AND OTHER LEGAL PROCEEDINGS

As of the date of this Annual Report, we are not party to any significant proceedings.

REGULATORY ENVIRONMENT

Our principal business activities are located in Japan and are subject to regulation by applicable laws, regulations and government agencies in Japan.

As of the date of this report we have obtained the following material licenses and permits for our business operations:

Name	Location	Business	Validity
TryHard 3 (pop-up stall during events)	All over Osaka, Japan (excluding ordinance-designated cities and core cities)	Restaurant	August 31, 2023 - August 31, 2028

Le Salon 2100	21F Algrad the Tower Shinsaibashi, 1-8-11, Higashi-Shinsaibashi, Chuo-ku, Osaka, Japan	Restaurant	April 23, 2021 - April 30, 2027

SOMECK & FUYOEN	No. 512, 5F Wakayama Mio North Bldg., 5-61 Misono-cho, Wakayama-shi, Wakayama, Japan	Restaurant	June 21, 2022 - June 30, 2028

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

In order to engage in a fee-charging employment placement business (i.e., receiving offers for posting job offerings and offers for registering as a job seeker and extending services to establish employment relationships between job offerors and job seekers with receiving commissions or other compensation), a license must be obtained from the Minister of Health, Labor and Welfare under the Employment Security Act (Act No. 141 of November 30, 1947, as amended). We have received such license as of August 1, 2017, and received a current certificate (valid from August 1, 2025 to July 31, 2030) as of February 8, 2022.

When carrying out a worker dispatching business (i.e., having a worker employed by one person so as to be engaged in work for another person under the instructions of the latter, while maintaining the worker’s employment relationship with the former), it is necessary to obtain a license from the Minister of Health, Labour and Welfare under the Act on Securing the Proper Operation of Worker Dispatching Businesses and Protecting Dispatched Workers (Act No. 88 of July 5, 1985 as amended). We have received such license as of August 1, 2017, and received a current certificate (valid from August 1, 2025 to July 31, 2030) as of April 7, 2021.

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

Our total revenues decreased by JPY371.8 million, or 10.5%, from JPY3,538.9 million (US$24.5 million) for the year ended June 30, 2025 to JPY3,167.1 million (US$19.5 million) for the year ended June 30, 2026. Our gross profit decreased from JPY700.5 million to JPY306.6 million, and our gross margin decreased from 19.8% to 9.7%. Our operating result changed from a profit of JPY57.0 million to a loss of JPY263.9 million, while net income increased from JPY15.1 million to JPY17.8 million, principally reflecting gains on the disposal of an associate interest and property. Gross profit decreased primarily due to lower profit generated from our consultancy and management services, resulting from weaker operating performance of certain clubs and the termination of cooperation arrangements with two clubs. Management remains focused on portfolio optimization and expects profitability to improve over the long-term.

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

Key Component of Results of Operations

Revenues

Our revenues are derived from providing consultancy and management, event curation, sub-leasing services and restaurants. The following table sets forth the components of our revenue in amounts and percentages of the total revenue for the periods presented:

	For the years ended June 30,
	2024		2025		2026
	JPY’000%		JPY’000%		JPY’000	US$’000%
Revenues:
Consultancy and management	2,170,765	62.7	2,480,302	70.1	2,096,766	12,894	66.3
Event curation	894,643	25.8	898,796	25.4	894,687	5,502	28.2
Sub-leasing	283,119	8.2	67,346	1.9	102,553	631	3.2
Restaurants	112,708	3.3	92,478	2.6	73,095	450	2.3
Total revenues	3,461,235	100.0	3,538,922	100.0	3,167,101	19,477	100.0

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

We generate revenue by creating unique entertainment formats, including hosting themed nights and seasonal events with a mix of live artists, DJs, dancers and guest performers in the club. The revenue is recognized at a point in time when the designated services have been completed.

We also generate commission revenue from sales promotion activities for brand owners and distributors. Such revenue is recognised at a point in time when the designated sales promotion services have been completed.

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

	For the years ended June 30,
	2024		2025		2026
	JPY’000%		JPY’000%		JPY’000	US$’000%
Operating expenses
Selling and marketing expenses	228,100	36.1	272,270	35.2	238,230	1,465	24.2
General and administrative expenses	404,228	63.9	502,255	64.8	747,948	4,599	75.8
Operating expenses	632,328	100.0	774,525	100.0	986,178	6,064	100.0

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

	For the years ended June 30,
	2024		2025		2026
	JPY’000%		JPY’000%		JPY’000	US$’000%
Revenue
– External	3,461,235	100.0	3,403,032	96.2	3,002,216	18,463	94.8
– Related parties	-	-	135,890	3.8	164,885	1,014	5.2
Cost of revenue
– External	(2,680,673)	(77.4)	(2,807,471)	(79.3)	(2,802,185)	(17,233)	(88.5)
– Related parties	-	-	(30,977)	(0.9)	(58,288)	(358)	(1.8)
Gross profit	780,562	22.6	700,474	19.8	306,628	1,886	9.7

Operating expenses
Selling and marketing expenses
-External	(228,100)	(6.6)	(264,939)	(7.5)	(236,670)	(1,455)	(7.5)
-Related party	-	-	(7,331)	(0.2)	(1,560)	(10)	(0.1)
General and administrative expenses	(404,228)	(11.7)	(502,255)	(14.2)	(747,948)	(4,599)	(23.6)
Total operating expenses	(632,328)	(18.3)	(774,525)	(21.9)	(986,178)	(6,064)	(31.2)
Operating income (loss)	148,234	4.3	(74,051)	(2.1)	(679,550)	(4,178)	(21.5)

Other income (expenses)
Other income	16,448	0.5	182,391	5.2	432,343	2,659	13.7
Other expenses	(4,412)	(0.1)	(51,293)	(1.5)	(16,713)	(103)	(0.5)
Total other income, net	12,036	0.4	131,098	3.7	415,630	2,556	13.2
Operating profit	160,270	4.6	57,047	1.6	(263,920)	(1,622)	(8.3)

Share of (loss) income of investments in an associate	(1,061)	-	13,963	0.4	20,071	123	0.6
Gain on disposal of a subsidiary	94,000	2.7	-	-	-	-	-
Gain on disposal of investments in an associate	-	-	-	-	385,517	2,371	12.2
Fair value change on financial assets at fair value through profit or loss	-	-	-	-	(39,180)	(241)	(1.2)
Finance income	-	-	180	-	265	2	-
Finance costs	(21,607)	(0.6)	(21,965)	(0.6)	(18,459)	(114)	(0.6)
Profit before income tax expenses	231,602	6.8	49,225	1.4	84,294	519	2.7
Income tax expenses	(94,192)	(2.7)	(34,114)	(1.0)	(66,460)	(409)	(2.1)
Net profit for the year and total comprehensive income	137,410	4.1	15,111	0.4	17,834	110	0.6

Segment Results of Operation

Our business is divided into four main segments: Consultancy and management, Event curation, Sub-leasing, and Restaurants. Each segment contributed differently to our overall financial performance. The following table sets forth the segment results of operation for the periods indicated.

		For the years ended June 30,
		2024	2025	2026	2026	Flux
		JPY’000	JPY’000	JPY’000	US$’000	JPY’000	%
Consultancy and management	Revenue	2,170,765	2,480,302	2,096,766	12,894	(383,536)	(15.5)
	Cost of revenue	1,571,866	1,829,334	1,833,318	11,274	3,984	0.2
	Gross profit	598,899	650,968	263,448	1,620	(387,520)	(59.5)
	Gross margin	27.6%	26.2%	12.6%	12.6%	(13.6)%	(51.9)
Event curation	Revenue	894,643	898,796	894,687	5,502	(4,109)	(0.5)
	Cost of revenue	800,902	845,025	866,458	5,328	21,433	2.5
	Gross profit	93,741	53,771	28,229	174	(25,542)	(47.5)
	Gross margin	10.5%	6.0%	3.2%	3.2%	(2.8)%	(46.7)
Sub-leasing	Revenue	283,119	67,346	102,553	631	35,207	52.3
	Cost of revenue	129,592	43,681	57,197	352	13,516	30.9
	Gross profit	153,527	23,665	45,356	279	21,691	91.7
	Gross margin	54.2%	35.1%	44.2%	44.2%	9.1%	25.9
Restaurants	Revenue	112,708	92,478	73,095	450	(19,383)	(21.0)
	Cost of revenue	178,313	120,408	103,500	636	(16,908)	(14.0)
	Gross profit	(65,605)	(27,930)	(30,405)	(186)	(2,475)	8.9
	Gross margin	(58.2)%	(30.2)%	(41.6)%	(41.6)%	(11.4)%	37.7
Consolidated	Revenue	3,461,235	3,538,922	3,167,101	19,477	(371,821)	(10.5)
	Cost of revenue	2,680,673	2,838,448	2,860,473	17,591	22,025	0.8
	Gross profit	780,562	700,474	306,628	1,886	(393,846)	(56.2)
	Gross margin	22.6%	19.8%	9.7%	9.7%	(10.1)%	(51.0)

Year ended June 30, 2025 compared to year ended June 30, 2026

Revenues

Revenue decreased from JPY3,538.9 million for the year ended June 30, 2025 to JPY3,167.1 million (US$19.5 million) for the year ended June 30, 2026, representing a decrease of 10.5%., which was primarily due to the decreased revenue in our consultancy and management segment.

Revenue in the consultancy and management segment decreased from JPY2,480.3 million for the year ended June 30, 2025 to JPY2,096.8 million for the year ended June 30, 2026, representing a decrease of 15.5%. The decrease was primarily attributable to declining operating results at clubs during the year. While three new clubs were opened, revenue contributions from these new venues were not sufficient to make up for revenue lost from the termination of cooperation with two clubs and reduced management fees from existing clubs. In addition, sponsorship and advertising income also declined within the segment.

Event curation revenue remained relatively stable at approximately JPY898.8 million and JPY894.6 million for the years ended June 30, 2025 and 2026, respectively. Looking ahead, we plan to drive revenue growth through multiple initiatives, including collaborations with government entities and tourism associations, as well as co-hosting events with strategic partners. By leveraging both our production and operational expertise and the branding strength of strategic partners, we aim to expand our event portfolio, diversify revenue sources, and enhance profitability over the medium term.

The sub-leasing segment increased from JPY67.3 million for the year ended June 30, 2025 to JPY102.6 million for the year ended June 30, 2026, representing an increase of 52.3%. The growing revenue was driven by higher rental rates together with stable occupancy.

Revenue in the restaurants segment decreased from JPY92.5 million for the year ended June 30, 2025 to JPY73.1 million for the year ended June 30, 2026, representing a decrease of 21.0%，mainly due to the closure of a restaurant in December 2025.

Cost of revenue

Cost of revenue increased by JPY22.0 million, or 0.8%, from JPY2,838.4 million for the year ended June 30, 2025 to JPY2,860.5 million (US$17.6 million) for the year ended June 30, 2026, despite a 10.5% decrease in revenue. The increase was primarily attributable to higher depreciation expenses of JPY36.7 million, event production expenses of JPY6.9 million and utilities expenses of JPY6.9 million, partially offset by decreases in equipment expenses of JPY12.1 million, installation and construction expenses of JPY6.3 million and service fee expenses of JPY5.5 million. Performance fees and payroll and personnel expenses remained relatively stable during the year, notwithstanding the decline in revenue.

Cost of revenue in the consultancy and management segment increased slightly from JPY1,829.3 million for the year ended June 30, 2025 to JPY1,833.3 million for the year ended June 30, 2026. Although segment revenue decreased significantly, major cost components, particularly performance fees and payroll and personnel expenses, remained largely unchanged. The increase in event production expenses and depreciation expenses was substantially offset by lower equipment and installation and construction expenses. As a result, the segment’s cost base did not decrease proportionately with its revenue.

Cost of revenue in the event curation segment increased by JPY21.4 million, from JPY845.0 million for the year ended June 30, 2025 to JPY866.5 million for the year ended June 30, 2026. The increase was primarily attributable to higher depreciation expenses, which increased by approximately JPY30.3 million, mainly reflecting an increase in depreciation of right-of-use assets allocated to event-related operations. This increase was partially offset by lower expenses for event security, consumables, food and beverages and other operating costs. Other major direct costs, including performance fees, event production expenses and payroll and personnel expenses, remained relatively stable.

Cost of revenue in the sub-leasing segment increased by JPY13.5 million, from JPY43.7 million for the year ended June 30, 2025 to JPY57.2 million for the year ended June 30, 2026. The increase was primarily attributable to higher depreciation expenses of approximately JPY9.3 million, and higher utilities expenses of approximately JPY8.0 million. These increases were partially offset by a decrease in service fee expenses of approximately JPY4.9 million.

Cost of revenue in the restaurants segment decreased by JPY16.9 million, from JPY120.4 million for the year ended June 30, 2025 to JPY103.5 million for the year ended June 30, 2026. The decrease was mainly associated with the closure of a restaurant and the resulting reduction in operating activities. In particular, depreciation expenses decreased by approximately JPY7.5 million, together with reductions in food and beverage costs, equipment expenses and utilities expenses. However, certain payroll and other operating costs did not decline proportionately with the reduction in revenue.

Gross profit

Gross profit decreased by JPY393.8 million, or 56.2%, from JPY700.5 million for the year ended June 30, 2025 to JPY306.6 million (US$1.9 million) for the year ended June 30, 2026. Gross profit margin decreased from 19.8% to 9.7%. The decreasing was primarily attributable to the decline in gross profit from the consultancy and management segment, together with lower gross profit from event curation, partially offset by improved gross profit from the sub-leasing segment.

Gross profit in the consultancy and management segment decreased by JPY387.5 million, from JPY651.0 million for the year ended June 30, 2025 to JPY263.4 million for the year ended June 30, 2026, while gross profit margin decreased from 26.2% to 12.6%. The decline was primarily attributable to a JPY383.5 million reduction in segment revenue, while cost of revenue remained relatively stable. In particular, performance fees and personnel-related expenses did not decrease proportionately with revenue, resulting in margin compression.

Gross profit in the event curation segment decreased by JPY25.5 million, from JPY53.8 million for the year ended June 30, 2025 to JPY28.2 million for the year ended June 30, 2026, while gross profit margin declined from 6.0% to 3.2%. With segment revenue remaining relatively stable, the decline in gross profit was mainly driven by higher depreciation expenses, partially offset by decreases in other direct operating costs.

Gross profit in the sub-leasing segment increased by JPY21.7 million, from JPY23.7 million for the year ended June 30, 2025 to JPY45.4 million for the year ended June 30, 2026, while gross profit margin improved from 35.1% to 44.2%. The improvement was primarily attributable to a JPY35.2 million increase in segment revenue, which exceeded the JPY13.5 million increase in cost of revenue, notwithstanding higher depreciation and utilities expenses.

Gross loss in the restaurants segment increased slightly from JPY27.9 million for the year ended June 30, 2025 to JPY30.4 million for the year ended June 30, 2026. Gross profit margin decreased from negative 30.2% to negative 41.6%, primarily because the JPY19.4 million decrease in segment revenue exceeded the corresponding JPY16.9 million reduction in cost of revenue. Although certain expenses declined following the closure of a restaurant, remaining operating costs continued to weigh on the segment’s profitability.

Operating expenses

Our operating expenses increased by JPY211.7 million, or 27.3%, from JPY774.5 million for the year ended June 30, 2025 to JPY986.2 million (US$6.1 million) for the year ended June 30, 2026. The increase was primarily attributable to higher general and administrative expenses, partially offset by a reduction in selling and marketing expenses.

Our selling and marketing expenses decreased by JPY34.0 million, or 12.5%, from JPY272.3 million for the year ended June 30, 2025 to JPY238.2 million (US$1.5 million) for the year ended June 30, 2026. The decrease was primarily attributable to a JPY55.0 million reduction in advertising and marketing expenses, partially offset by increases of JPY15.3 million in staff-related costs and JPY6.0 million in market expansion expenses.

Our general and administrative expenses increased by JPY245.6 million, or 48.9%, from JPY502.3 million for the year ended June 30, 2025 to JPY747.9 million (US$4.6 million) for the year ended June 30, 2026. The increase was primarily attributable to (i) a JPY123.2 million increase in expected credit loss expenses, from JPY26.7 million in FY2025 to JPY149.9 million in FY2026; (ii) a JPY44.6 million increase in staff-related costs; (iii) a JPY36.8 million increase in miscellaneous administrative expenses; (iv) a JPY23.7 million increase in insurance and service fees; (v) a JPY11.4 million increase in legal and professional fees; (vi) a JPY8.4 million increase in travel and transportation expenses；and (vii) a JPY1.2 million increase in directors’ fees. These increases were partially offset by a decrease JPY6.1 million in office expenses. Depreciation expenses and maintenance and supplies expenses remained relatively stable during the year.

Other income and expenses

Other income increased from JPY182.4 million for the year ended June 30, 2025 to JPY432.3million (US$2.7 million) for the year ended June 30, 2026, which was primarily attributable to a gain of JPY267.4 million on disposal of property and equipment recognised during the year. The increase was partially offset by (i) a decrease of JPY15.7 million in gain on derecognition of right-of-use assets, as there were fewer lease modification and sublease reclassification transactions compared with the prior year; and (ii) a decrease of JPY10.2 million in gain on lease modification or termination, with no such lease termination transactions occurring in the year ended June 30, 2026.

Other expenses decreased from JPY51.3 million for the year ended June 30, 2025 to JPY16.7 million (US$0.1 million) for the year ended June 30, 2026. The decrease was mainly driven by no loss on disposal of equipment and furniture recognised in the current year, compared with a loss of JPY34.0 million for the year ended June 30, 2025, together with no share of profit to project investors for the current year, compared with a charge of JPY17.1 million in the prior year. This was partially offset by new charges including lease termination penalty of JPY12.4 million and loss on lease modification or termination of JPY1.5 million.

Gain on disposal of investments in an associate

SBI Music Circus Co. (formerly known as Music Circus Co.) was incorporated on August 8, 2022 by the Company under the law of Japan. On April 11, 2024, the Company transferred 60% shares of SBI Music Circus Co. to a third party at a consideration of JPY100 million. After the disposal, SBI Music Circus Co. is recorded as investments in an associate. On September 10, 2025, the Company entered into an agreement to transfer 200 shares of SBI Music Circus Co. to an independent third party at a consideration of JPY400 million. A gain on disposal of JPY385.5 million was recorded in the consolidated statements of profit or loss and comprehensive income for the year ended June 30, 2026.

Fair value change on financial assets at fair value through profit or loss

Fair value losses of JPY39.2 million recognised in profit or loss during the year ended June 30, 2026 primarily related to the Company’s two club business investments classified as financial assets at FVTPL. The Company made contributions of JPY40 million to Investment A and JPY100 million to Investment B in November 2025 and March 2026, respectively. Fair value was measured using a discounted cash flow model with significant unobservable inputs including forecasted revenue growth rates, projected operating cash flows, discount rates and expected holding-period assumptions.

Financial costs

Finance costs decreased from JPY22.0 million for the year ended June 30, 2025 to JPY18.5 million (US$0.1 million) for the year ended June 30, 2026.The decrease was primarily attributable to a decrease of JPY3.7 million in interest expenses on bank and other borrowings; partially offset by a slight increase of JPY0.2 million in interest expenses on lease liabilities.

Income tax expenses

Income tax expenses increased from JPY34.1 million for the year ended June 30, 2025 to JPY66.5 million (US$0.4 million) for the year ended June 30, 2026. This increase was primarily attributable to a higher pre-tax profit for the year ended June 30, 2026.

Net income

As a result of the foregoing, we incurred net income of JPY17.8 million (US$0.1 million) for the year ended June 30, 2026, compared to net income of JPY15.1 million for the year ended June 30, 2025.

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

Gross profit

Gross profit decreased from JPY780.6 million for the year ended June 30, 2024 to JPY700.5 million (US$4.9 million) for the year ended June 30, 2025, reflecting a 10.3% decrease. Our gross margin was 22.6% and 19.8% for the years ended June 30, 2024 and 2025, respectively. The decreasing was primarily attributable to the decline in gross profit from the sub-leasing and event curation segments.

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

B. Liquidity and Capital Resources.

The primary source of liquidity historically has been cash generated from our business operations, equity contributions from our shareholders and borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements. As of June 30, 2025 and 2026, our cash and cash equivalents were JPY13.3 million and JPY119.7 million (US$0.7 million), respectively, and our term deposits were JPY1.8 million and JPY140.3 million (US$0.9 million), respectively.

We believe that our existing cash and cash equivalents, anticipated cash flow from operations and the net proceeds from our completed initial public offering will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this annual report. The net proceeds amount is US$2.8 million. The exact amount of proceeds used for operations and expansion will depend on cash generated from operations and strategic decisions.

Cash flows

The following table provides a summary of our cash flows for the years ended June 30, 2024, 2025 and 2026.

	For the years ended June 30,				Change
	2024	2025	2026	2026	Amount	%
	JPY’000			US$’000	JPY’000
Net cash generated from (used in) operating activities	142,915	(197,484)	(661,500)	(4,067)	(464,016)	235.0
Net cash (used in) generated from investing activities	114,878	301,458	1,357,259	8,346	1,055,801	350.2
Net cash used in financing activities	(233,204)	(184,680)	(589,453)	(3,625)	(404,773)	219.2
Net increase (decrease) in cash and cash equivalents	24,589	(80,706)	106,306	654	187,012	(231.7)
Cash and cash equivalents at the beginning of the year	69,465	94,054	13,348	82	(80,706)	(85.8)
Cash and cash equivalents at the end of the year	94,054	13,348	119,654	736	106,306	796.4

Operating Activities

Net cash used in operating activities was JPY661.5 million (US$4.1 million) for the year ended June 30, 2026, which primarily reflected our profit before income tax expenses of JPY84.3 million as mainly adjusted by (i) certain non-cash items, primarily comprising (a) depreciation expense of property and equipment of JPY67.0 million, (b) depreciation expense of right-of-use assets of JPY196.8 million, (c) gain on derecognition of right-of-use assets of JPY154.7 million, (d) gain on disposal of property, plant and equipment of JPY267.4 million, (e) gain on disposal of investments in an associate of JPY385.5 million, (f) loss on lease modification or termination of JPY1.5 million, (g) share of income of investments in an associate of JPY20.1 million, (h) fair value change on financial assets at fair value through profit or loss of JPY39.2 million, (i) finance costs of JPY18.5 million, and (j) allowance for expected credit losses of JPY149.9 million; and (ii) changes in working capital, primarily comprising (a) an increase in accounts receivable of JPY252.3 million, (b) an increase in inventories of JPY1.3 million, (c) an increase in other current assets of JPY180.2 million, (d) a decrease in asset retirement obligation of JPY0.4 million, (e) a decrease in accounts and other payables of JPY18.3 million, (f) an increase in contract liabilities of JPY3.2 million, and (g) an increase in income tax payable of JPY108.3 million.

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

Investing Activities

For the year ended June 30, 2026, our net cash generated from investing activities was JPY1,357.3 million (US$8.3 million), which was primarily attributable to (i) net proceeds from disposal of property, plant and equipment of JPY911.9 million, (ii) proceeds from disposal of investments in an associate of JPY400.0 million and (iii) receipt of the principal portion of net investments in subleases of JPY372.9 million; and was mainly offset by (i) purchase of property and equipment of JPY49.1 million, (ii) purchase of financial assets of JPY140.0 million and (iii) purchase of term deposit of JPY138.5 million.

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

Financing Activities

For the year ended June 30, 2026, net cash used in financing activities was JPY589.5 million (US$3.6 million), primarily attributable to (i) repayments of bank and other borrowings of JPY585.7 million; (ii) principal elements of operating lease payments of JPY401.2 million; (iii) distribution to shareholders of JPY266.7 million; (iv) principal elements of finance lease payments of JPY5.4 million; and (v) payment for deferred offering costs of JPY28.9 million; and was mainly offset by (i) proceeds from IPO of JPY649.8 million and (ii) proceeds from bank and other borrowings of JPY48.6 million.

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

For the year ended June 30, 2024, net cash used in financing activities was JPY233.2 million, which was primarily attributable to (i) repayments of bank and other borrowings of JPY170.9 million; (ii) principal elements of operating and finance lease payments of JPY283.7 million; and was mainly offset by (i) proceeds from bank and other borrowings of JPY191.4 million; (ii) capital contribution from the shareholder of JPY30.0 million.

C. Contractual Obligations and Commitments

The following table sets forth our contractual obligations as of June 30, 2026.

	Lease liabilities	Borrowings
Payment due by period	JPY’000	JPY’000
2027	380,171	85,284
2028	244,505	71,258
2029	184,264	65,464
2030	120,113	50,448
2031	79,600	38,034
Thereafter	26,450	35,273
Total	1,035,103	345,761

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligation, or guarantees as of June 30, 2026.

Off-balance sheet commitments and arrangements

We did not have any off-balance sheet arrangements as of June 30, 2026.

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

Accounts receivable aged within 90 days accounted for 82.8% and 46.1% of the total accounts receivable as of June 30, 2025 and 2026, respectively. Till the issuance of the consolidated financial statements, the Company collected JPY433.4 million from these balances.

Fair value measurements

A number of assets and liabilities included in the Company’s consolidated financial statements require measurement at and disclosure of fair value. The fair value measurement utilises market observable inputs and data as far as possible. The Company uses the following hierarchy for determining the fair value of financial instruments measured at fair value:

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

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognised in the period they occur.

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

ITEM 6. DIRECTORS, OFFICERS AND SENIOR MANAGEMENT

6.A. Directors and Executive Officers

The following table sets forth the names, ages and titles of our Executive Directors, Executive Officers and Independent Non-executive Directors as of [●], 2026:

Name	Age	Position(s)

Executive Directors and Executive Officers

Rakuyo Otsuki	49	Director, Chief Executive Officer, and Chairperson

Yoichi Hiraoka	39	Director and Chief Operating Officer

Kwok Ho Yin	39	Chief Financial Officer

Independent Director Nominees

Hirohiko Masugi 真杉裕彥 *	62	Independent Director

Kawabe Tetsuya 河邊徹也 *	64	Independent Director

Yusei Hatakeyama畠山祐聖*	50	Independent Director

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

Mr. Hiraoka graduated from Sasebo Minami High School in 2005.

Key Personnel:

Mr. Kwok Ho Yin, aged 39, has served as our Chief Financial Officer since October 2024. He oversees our financial reporting, SEC reporting and Nasdaq continued listing compliance, budgeting and forecasting, and financial policies and procedures, and he led our initial public offering and listing on Nasdaq in August 2025.

Mr. Kwok has more than a decade of experience in audit, corporate finance and financial management across Hong Kong and the Asia-Pacific region. Before joining our Company, he served from August 2022 to February 2024 as finance and operations lead of Zetl Limited, a Hong Kong-based private credit and financial technology group, where he oversaw finance and operations across five Asia-Pacific markets. From 2015 to 2019, he held corporate finance roles at Quam Capital Limited, Essence Corporate Finance (Hong Kong) Limited and China Everbright Capital Limited, most recently as a senior associate, advising on initial public offerings in Hong Kong. He began his career in audit and assurance at PricewaterhouseCoopers, Hong Kong, from 2011 to 2014, rising to senior associate, and then served as a senior at Ernst & Young, Hong Kong, until 2015.

Mr. Kwok holds a Bachelor of Arts degree in finance and American studies from The University of Hong Kong (2011) and a Master of Business Administration from Waseda University (2021). He is a certified public accountant (inactive) in Guam and a member of the American Institute of Certified Public Accountants.

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

Compensation of Directors and Executive Officers

For the fiscal year ended June 30, 2026, we paid an aggregate of JPY98,960 thousand as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

The following table summarizes all 6 directors and executive officers during the years ended June 30, 2025 and 2026.

Summary Compensation Table

		Compensation Paid	Other
Name and Principal Positions	Salary (JPY’000)	Bonus (JPY’000)	Compensation (JPY’000)

Rakuyo Otsuki, Executive Director	44,000	-	-
Yoichi Hiraoka, Executive Director	20,400	1,700	-
Hirohiko Masugi, Independent Director*	3,600	-	-
Kawabe Tetsuya, Independent Director*	3,600	-	-
Yusei Hatakeyama, Independent Director*	3,600	-	-
Kwok Ho Yin, Chief Financial Officer	-	-	-

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

Applicable percentage ownership is based on 5,004,661 Ordinary Shares of our Company issued and outstanding as the date of this Annual Report.

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

Unless otherwise noted below, the address of each person listed on the table is

	●Ordinary Shares Beneficially Owned as of the date of this Report		Series A Preferred Shares Beneficially Owned as of the date of after this Report
Name of Beneficial Owners	Number	Percentage	Number	Percentage

Named Executive Directors and Executive Officers:
Rakuyo Otsuki*	2,035,157	40.67%	200,000	100.00%
Yoichi Hiraoka	82,110	1.64%	-	-
Kwok Ho Yin	-	-	-	-

All directors and executive officers as a group (6 individuals):

Total:	2,117,267	42.31%	200,000	100%

*Mr. Otsuki controls 70.32% of voting power of the Company as of the date of this report.

Related Party Transactions

Related party transactions consist of the following:

	For the years ended June 30,
	2024	2025	2026	2026
	JPY’000	JPY’000	JPY’000	US$’000
Revenue
SBI Music Circus Co.	—	135,890	164,885	1,014
Cost of revenue
SBI Music Circus Co.	—	30,977	58,288	358
Selling and marketing expenses
SBI Music Circus Co.	—	7,331	1,560	10

Capital contribution from the shareholder	30,000	379,364	—	—

Related party balances consist of the following:

	As of June 30,
	2024	2025	2026	2026
	JPY’000	JPY’000	JPY’000	US$’000
Accounts receivable
SBI Music Circus Co.	—	107	—	—
Accounts payable
SBI Music Circus Co.	—	12,900	17,073	105
Amount due to a related party
SBI Music Circus Co.	—	26,629	—	—

Compensation for key management personnel for the years ended June 30, 2024, 2025 and 2026 is presented as follows:

	For the years ended June 30,
	2024	2025	2026	2026
	JPY’000	JPY’000	JPY’000	US$’000
Salaries and other short-term employee benefits	98,937	110,282	111,527	686

No other material transactions or balances existed with related party during the years presented.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

LEGAL PROCEEDINGS

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

On August 27, 2025, the Company completed its initial public offering of 1,525,000 Ordinary Shares at a public offering price of $4.00 per share. The Company sold 1,067,500 shares and selling shareholders sold 457,500 shares. The underwriters exercised the over-allotment option in full on August 28, 2025 for an additional 228,750 Ordinary Shares. Total gross proceeds were approximately $7.0 million and net proceeds were approximately US$2.8 million, after deducting underwriting discounts and commissions and offering expenses. The Ordinary Shares began trading on August 28, 2025 on the Nasdaq Capital Market under the ticker symbol “THH.”

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

Dividends and Dividend Policy

No dividends have been declared or paid by the companies comprising our Group for the financial years ended June 30, 2024, 2025 and 2026. In connection with our initial public offering, certain selling shareholders sold an aggregate of 457,500 Ordinary Shares at an offering price of US$4.00 per share. The proceeds attributable to the sale of these Ordinary Shares were for the account of the selling shareholders and did not constitute dividends declared or paid by the Company.

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

As the Ordinary Shares began trading on the Nasdaq Capital Market on August 28, 2025, U.S. Holders may be able to satisfy the marketability requirements for a mark-to-market election if all other requirements are met. We cannot guarantee that the Ordinary Shares will continue to be listed and regularly traded on Nasdaq. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

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

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Principal Accounting Officer (the “Certifying Officer”) conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer’s conclusion as to whether our disclosure controls and procedures were effective to ensure that material information as of June 30, 2026 is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

The Company remains an emerging growth company and, as a smaller reporting issuer and non-accelerated filer, is not required to obtain an auditor attestation report on internal control over financial reporting. Management’s report on internal control over financial reporting is required for this second annual report.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2026 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of June 30, 2026, the Company determined that there were no control deficiencies that constituted material weaknesses.

Changes in Internal Control over Financial Reporting

During the financial year ended June 30, 2026, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by WWC, P.C. (PCAOB ID: 1171), our independent registered public accounting firm, during the financial years ended June 30, 2025 and 2026.

	Financial Years Ended June 30
	2026	2025
	$’000	$’000
Audit Fees	220	210
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

Total	220	210

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

ITEM 16K. CYBERSECURITY

The Company is planning to adopt, a Cybersecurity Policy governing procedures and safeguards to identify potential cybersecurity risks and protocols for responding to and disclosing cybersecurity incidents. Cybersecurity risk is reviewed as part of the Company’s overall risk-management program.

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended June 30, 2026.

The Audit Committee is the governance body involved in, and ultimately responsible for, cybersecurity oversight. It generally coordinates with our Chief Financial Officer, and the full Board is updated on cybersecurity risks and incidents None of our directors on the Audit Committee nor our Chief Financial Officer have particular experience in cybersecurity matters.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this report. The audited FY2026 F-pages, including an auditor’s report dated October 29, 2026, will be inserted before filing.

INDEX TO TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
TryHard Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of TryHard Holdings Limited and its subsidiaries (collectively the “Company”) as of June 30, 2025 and 2026 and the related consolidated statements of profit or loss and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2026, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2026, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

October 29, 2026

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2025 AND 2026

(All amounts in thousands, except for share and per share data, or otherwise noted)

		As of June 30,
		2025	2026	2026
	Note	JPY’000	JPY’000	US$’000
Assets
Current assets
Cash and cash equivalents	4	13,348	119,654	736
Term deposit	5	1,800	140,263	863
Accounts receivable, net	6	1,014,513	1,117,090	6,870
Accounts receivable – related party, net	29	107	—	—
Net investment in sublease, current	13	172,233	132,303	814
Inventories, net	7	15,255	16,566	102
Other current assets, net	8	35,466	77,203	475
Total current assets		1,252,722	1,603,079	9,860

Non-current assets
Property and equipment, net	10	989,408	326,988	2,011
Investments in an associate	9	16,902	22,490	138
Operating lease right-of-use assets, net	11	848,971	771,614	4,745
Finance lease right-of-use assets, net	12	17,855	11,959	74
Deferred tax assets, net	27	66,408	182,756	1,124
Net investment in sublease, non-current	13	111,513	111,532	686
Deferred offering costs		207,471	—	—
Financial assets at fair value through profit or loss	15	—	100,820	620
Other non-current assets	14	162,814	184,936	1,137
Total non-current assets		2,421,342	1,713,095	10,535
Total assets		3,674,064	3,316,174	20,395

Liabilities and shareholders’ equity
Current liabilities
Bank and other borrowings, current	18	116,150	85,284	524
Accounts payable		258,183	183,655	1,129
Accounts payable – related party	29	12,900	17,073	105
Other payables and accruals	16	305,196	137,374	848
Income tax payable		168,295	311,543	1,916
Contract liabilities		348	3,583	22
Amount due to a related party	29	26,629	—	—
Operating lease liabilities, current	11	374,687	367,007	2,257
Finance lease liabilities, current	12	5,276	4,187	26
Total current liabilities		1,267,664	1,109,706	6,827

Non-current liabilities
Bank and other borrowings, non-current	18	766,691	260,477	1,602
Asset retirement obligation	17	386	—	—
Operating lease liabilities, non-current	11	737,903	633,575	3,896
Finance lease liabilities, non-current	12	13,237	9,107	56
Rental deposits		90,752	90,752	558
Other non-current liabilities	19	16,142	—	—
Total non-current liabilities		1,625,111	993,911	6,112
Total liabilities		2,892,775	2,103,617	12,939

Shareholders’ equity
Ordinary shares (par value of US$0.0002 per share; 2,250,000,000 ordinary shares authorized, 4,875,000 and 5,004,661 ordinary shares issued and outstanding as of June 30, 2025 and 2026, respectively)*	30	157	161	1
Series A Preferred Shares (par value of US$0.0002 per share; 250,000,000 Series A Preferred Shares authorized, 200,000 Series A Preferred Shares issued and outstanding as of June 30, 2025 and 2026, respectively)*	30	6	6	—	**
Share subscription receivable	30	(6)	(6)	—	**
Merger reserve	30	459,207	872,637	5,366
Retained earnings		321,925	339,759	2,089
Total shareholders’ equity		781,289	1,212,557	7,456
Total liabilities and shareholders’ equity		3,674,064	3,316,174	20,395

*	Giving retroactive effect to a share consolidation ratio of 10-to-1 on August 10, 2026 (Note 30)
**	Less than US$1,000

The accompanying notes are an integral part of the consolidated financial statements.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30, 2024, 2025 AND 2026

(All amounts in thousands, except for share and per share data, or otherwise noted)

		For the years ended June 30,
		2024	2025	2026	2026
	Note	JPY’000	JPY’000	JPY’000	US$’000
Revenue
– External		3,461,235	3,403,032	3,002,216	18,463
– Related party	29	—	135,890	164,885	1,014
Total revenues	20	3,461,235	3,538,922	3,167,101	19,477

Cost of revenue
– External		(2,680,673)	(2,807,471)	(2,802,185)	(17,233)
– Related party	29	—	(30,977)	(58,288)	(358)
Total cost of revenue	21	(2,680,673)	(2,838,448)	(2,860,473)	(17,591)

Gross profit		780,562	700,474	306,628	1,886

Operating expenses
Selling and marketing expenses
– External	22	(228,100)	(264,939)	(236,670)	(1,455)
– Related party	29	—	(7,331)	(1,560)	(10)
General and administrative expenses	23	(404,228)	(502,255)	(747,948)	(4,599)
Total operating expenses		(632,328)	(774,525)	(986,178)	(6,064)

Other income (expenses)
Other income	24	16,448	182,391	432,343	2,659
Other expenses	25	(4,412)	(51,293)	(16,713)	(103)
Total other income (expenses), net		12,036	131,098	415,630	2,556

Operating profit		160,270	57,047	(263,920)	(1,622)
Share of (loss) profit of investments in an associate	9	(1,061)	13,963	20,071	123
Gain on disposal of investments in an associate	9	—	—	385,517	2,371
Gain on disposal of a subsidiary		94,000	—	—	—
Fair value change on financial assets at fair value through profit or loss	15	—	—	(39,180)	(241)
Finance income		—	180	265	2
Finance costs	26	(21,607)	(21,965)	(18,459)	(114)
Profit before income tax expenses		231,602	49,225	84,294	519
Income tax expenses	27	(94,192)	(34,114)	(66,460)	(409)
Net profit for the year and total comprehensive income		137,410	15,111	17,834	110

Weighted average number of ordinary shares - basic*		4,875,000 **	4,875,000	4,983,317	4,983,317
Earnings per ordinary share - basic*	28	28.19 **	3.10	3.58	0.02

Weighted average number of ordinary shares - diluted*		5,075,000 **	5,075,000	5,183,317	5,183,317
Earnings per ordinary share - diluted*	28	27.08 **	2.98	3.44	0.02

*	Giving retroactive effect to a share consolidation ratio of 10-to-1 on August 10, 2026 (Note 30)
**	Retrospectively restated for effect of share recapitalization (Note 1)

The accompanying notes are an integral part of the consolidated financial statements.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2024, 2025 AND 2026

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares*				Series A Preferred Shares*				Share subscription receivable	Merger reserve		Retained earnings	Total shareholders’ equity
	Number of shares		JPY’000		Number of shares		JPY’000		JPY’000	JPY’000		JPY’000	JPY’000
Balance, July 1, 2023	4,875,000	**	157		200,000	**	6		(6)	49,843		169,404	219,404
Capital contribution from the shareholder	—		—		—		—		—	30,000		—	30,000
Net profit for the year	—		—		—		—		—	—		137,410	137,410
Balance, June 30, 2024	4,875,000	**	157		200,000	**	6		(6)	79,843		306,814	386,814
Capital contribution from the shareholder	—		—		—		—		—	379,364		—	379,364
Net profit for the year	—		—		—		—		—	—		15,111	15,111
Balance, June 30, 2025	4,875,000		157		200,000		6		(6)	459,207		321,925	781,289
Proceeds from initial public offering	129,625		4		—		—		—	413,430		—	413,434
Fractional shares from share consolidation	36		—	***	—		—		—	—	***	—	—
Net profit for the year	—		—		—		—		—	—		17,834	17,834
Balance, June 30, 2026	5,004,661		161		200,000		6		(6)	872,637		339,759	1,212,557
Balance, June 30, 2026 (US$’000)	5,004,661		1		200,000		—	***	— ***	5,366		2,089	7,456

*	Giving retroactive effect to a share consolidation ratio of 10-to-1 on August 10, 2026 (Note 30)
**	Retrospectively restated for effect of share recapitalization (Note 1)
***	Less than JPY1,000 or US$1,000

The accompanying notes are an integral part of the consolidated financial statements.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2024, 2025 AND 2026

(All amounts in thousands, except for share and per share data, or otherwise noted)

		For the years ended June 30,
		2024	2025	2026	2026
	Note	JPY’000	JPY’000	JPY’000	US$’000
Cash flows from operating activities
Profit before income tax expenses		231,602	49,225	84,294	519

Adjustments for:
(Gain) loss on lease modification or termination	24, 25	(102)	(10,239)	1,525	9
Share of loss (profit) of investments in an associate		1,061	(13,963)	(20,071)	(123)
Gain on derecognition of right-of-use assets	24	(8,212)	(170,413)	(154,742)	(952)
Gain on disposal of a subsidiary	9	(94,000)	—	—	—
Gain on disposal of investments in an associate	9	—	—	(385,517)	(2,371)
Loss (gain) on disposal of property and equipment	24, 25	1,237	33,950	(267,379)	(1,644)
Depreciation expense of property and equipment	10	66,610	69,753	67,018	412
Depreciation expense of right-of-use assets		192,686	155,624	196,825	1,210
Finance costs	26	21,607	21,965	18,459	114
(Reversal of) allowance for expected credit losses		(878)	26,706	149,852	922
Fair value change on financial assets at fair value through profit or loss	15	—	—	39,180	241
Changes in assets and liabilities:
Accounts receivable		(187,362)	(396,423)	(252,322)	(1,552)
Inventories		10	(14,966)	(1,311)	(8)
Other current assets		(9)	(49,001)	(180,207)	(1,108)
Asset retirement obligation		—	(3,047)	(386)	(2)
Accounts and other payables		24,402	138,109	(18,282)	(112)
Contract liabilities		(50,163)	95	3,235	20
Income tax payable		(9,501)	(11,578)	108,273	666
Cash generated from (used in) operations		188,988	(174,203)	(611,556)	(3,759)
Interest paid		(21,607)	(21,965)	(18,459)	(114)
Income tax paid		(24,466)	(1,316)	(31,485)	(194)
Net cash generated from (used in) operating activities		142,915	(197,484)	(661,500)	(4,067)

Cash flows from investing activities
Purchase of property and equipment	10	(98,489)	(46,077)	(49,095)	(302)
Receipt of the principal portion of net investments in subleases		113,367	349,335	372,941	2,293
Proceeds from disposal of a subsidiary	9	100,000	—	—	—
Proceeds from disposal of investments in an associate				400,000	2,460
Purchase of financial assets	15	—	—	(140,000)	(861)
Net proceeds from disposal of property and equipment		—	—	911,876	5,608
Investment in term deposit	5	—	(1,800)	(138,463)	(852)
Net cash generated from investing activities		114,878	301,458	1,357,259	8,346

Cash flows from financing activities
Proceeds from bank and other borrowings		191,421	386,000	48,583	299
Repayments of bank and other borrowings		(170,879)	(413,140)	(585,663)	(3,602)
Capital contribution from the shareholder	29	30,000	379,364	—	—
Proceeds from IPO		—	—	649,837	3,996
Distribution to shareholders		—	—	(266,704)	(1,640)
Principal elements of operating lease payments		(279,854)	(324,646)	(401,218)	(2,467)
Principal elements of finance lease payments		(3,892)	(4,787)	(5,356)	(33)
Payment of deferred offering costs		—	(207,471)	(28,932)	(178)
Net cash used in financing activities		(233,204)	(184,680)	(589,453)	(3,625)

Net increase (decrease) in cash and cash equivalents		24,589	(80,706)	106,306	654
Cash and cash equivalents at the beginning of the year		69,465	94,054	13,348	82
Cash and cash equivalents at the end of the year	4	94,054	13,348	119,654	736

A reconciliation of liabilities arising from financing activities as follows:

			Non-cash changes
	As of July 1,	Cash changes	Additions	Finance cost	Others	As of June 30,
	JPY’000
2024
Bank and other borrowings	889,439	12,459	—	8,083	—	909,981
Operating lease liabilities	1,485,854	(293,116)	211,103	13,262	(19,268)	1,397,835
Financing lease liabilities	12,587	(4,011)	8,991	119	—	17,686
Total	2,387,880	(284,668)	220,094	21,464	(19,268)	2,325,502

2025
Bank and other borrowings	909,981	(39,611)	—	12,471	—	882,841
Operating lease liabilities	1,397,835	(333,966)	699,635	9,320	(660,234)	1,112,590
Financing lease liabilities	17,686	(4,958)	5,614	171	—	18,513
Total	2,325,502	(378,535)	705,249	21,962	(660,234)	2,013,944

2026
Bank and other borrowings	882,841	(545,840)	—	8,760	—	345,761
Operating lease liabilities	1,112,590	(410,755)	307,152	9,537	(17,942)	1,000,582
Financing lease liabilities	18,513	(5,516)	137	160	—	13,294
Total	2,013,944	(962,111)	307,289	18,457	(17,942)	1,359,637

The accompanying notes are an integral part of the consolidated financial statements.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

1.1	General information

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

1.3	Initial Public Offering

On August 27, 2025, the Company announced the closing of its IPO of 1,525,000 ordinary shares, US$0.00002 par value per share at an offering price of US$4.00 per share, of which 1,067,500 ordinary shares are offered by the Company and 457,500 ordinary shares are offered by certain selling shareholders. Subsequent to the closing of the IPO, the underwriters fully exercised the over-allotment option to purchase an additional 228,750 ordinary shares from the Company, at the offering price of US$4.00 per share. Accordingly, a total of 1,753,750 ordinary shares were sold in connection with the IPO, generating aggregate gross proceeds of approximately US$7.0 million, of which US$1.8 million was attributable to the selling shareholders.

In total, the Company issued 1,296,250 ordinary shares in connection with the IPO, equivalent to 129,625 ordinary shares after giving retroactive effect to a share consolidation ratio of 10-for-1 on August 10, 2026 (Note 30). The Company raised total net proceeds of approximately US$2.8 million (approximately JPY413,430 thousand), after deducting underwriting discounts and commissions and offering expenses.

The ordinary shares of the Company began trading on the Nasdaq Capital Market in the United States on August 28, 2025 under the symbol “THH”.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.4	Subsidiaries

As at the date of these consolidated financial statements, details of the subsidiary companies are as follows:

	Place of	Date of		Effective ownership as of June 30,
Name	incorporation	incorporation	Principal activities	2025	2026
TryHard Japan Co., Ltd.	Japan	October 16, 2013	Entertainment event management, restaurant operations	100%	100%
TryHard Tech Co., Ltd.	Japan	May 1, 2018	Entertainment event management, sub-leasing	100%	100%
Iroha Music Co., Ltd.	Japan	March 28, 2016	Music event management	100%	100%
TryHard Management Co., Ltd.	Japan	February 13, 2017	Restaurant operation	100%	100%

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

2.1	Basis of preparation

Compliance with International Financial Reporting Standards

The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

Basis of measurement

The consolidated financial statements of the Company have been prepared on a historical cost basis, except for financial assets measured at fair value through profit or loss which are measured on fair value basis as described in the accounting policies below.

Functional currency and presentation currency

The consolidated financial statements have been presented in Japanese yen (“JPY”), which is the functional currency of the Company and its subsidiaries. All financial information presented in Japanese yen has been rounded to the nearest thousand, unless otherwise stated.

Convenience translation

Translations of amounts in the consolidated statements of financial position, consolidated statements of profit or loss and comprehensive income and consolidated statements of cash flows from JPY into United States dollar (“US$”) as of and for the year ended June 30, 2026 are solely for the convenience of the reader and were calculated at the rate of US$1 = JPY162.61, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the JPY amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.2	New and revised IFRS standards not yet adopted

New standards, amendments to standards and interpretations that have been issued but not yet effective and have not been early adopted by the Company during the years ended June 30, 2024, 2025 and 2026 are as follows:

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

When the Company disposes of part of its interest in an associate but retains significant influence, the retained interest continues to be accounted for using the equity method. The gain or loss on disposal is measured as the difference between the consideration received and the carrying amount attributable to the portion of the investment disposed of at the date of disposal, and is recognized in profit or loss. Gains on disposal are presented separately as ‘Gain on disposal of investments in an associate’ in the consolidated statements of profit or loss and comprehensive income.

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

Term deposit represents a deposit placed with a bank with original maturity of more than three months but less than one year. The Company’s term deposit is denominated in JPY and was deposited at financial institutions in Japan.

2.6	Inventories, net

Inventories, net consist of food and beverage. Inventories are measured at the lower of cost and net realizable value, with cost being determined using the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. At each reporting period, management estimates the provision for obsolete and slow-moving inventory which may be reversed in subsequent periods, should the value subsequently be recovered.

2.7	Accounts receivable, net

Accounts receivable, net are recognized initially at transaction price. Subsequent measurement is at amortized cost using the effective interest method, less the allowance for expected credit losses. Accounts receivable are amounts due from customers for services performed in the ordinary course of business.

2.8	Other assets, net

Other assets, net primarily comprise prepaid expenses, deposits, advances to staff and suppliers and other receivables. Financial assets included in other non-current and current assets are accounted for in accordance with the Company’s accounting policy for financial assets under IFRS 9, Financial Instruments, including the applicable expected credit loss requirements.

Prepaid expenses and advances to suppliers are initially recognized at cost and recognized as expenses or included in the cost of the related assets when the underlying goods or services are received or consumed. Prepaid consumption tax is recognized as an asset to the extent recoverable and is subsequently utilized against related tax obligations or otherwise recovered.

Other assets are classified as current when they are expected to be realized or consumed in the normal operating cycle or within twelve months after the reporting date; otherwise, they are classified as non-current assets.

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

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the “fair value gain (loss) on financial asset”.

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

2.10	Expected credit losses

The Company has applied the simplified approach in measuring expected credit losses, as permitted by IFRS 9 Financial Instruments, on the accounts receivable, other assets and net investment in sublease. Under this approach, the Company utilizes a provision matrix based on the age of the financial assets and historical loss rates to determine the expected credit losses. The Company also considers forward-looking information. Therefore, the Company does not track changes in credit risk, but recognizes a loss allowance based on the financial asset’s lifetime expected credit loss. For the years ended June 30, 2024, 2025 and 2026, the Company has evaluated the lifetime ECL is minimal and there were no allowance for expected credit losses on other assets and net investment in sublease.

Under IFRS 9, the expected credit losses are measured as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The Company considers the cash flows expected from collateral that forms part of the contractual terms and is not recognised separately. Estimated recoveries take into account the value and liquidity of the collateral, the enforceability of the security arrangements, and the expected timing and costs of realization.

Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery. Receivables written off are still subject to enforcement activity and pursued by the Company.

2.11	Financial liabilities

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

2.12	Property and equipment, net

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

The depreciation periods for property and equipment are:

Category	Depreciation periods
Buildings	34 years
Leasehold improvements	5-15 years
Machinery and equipment	3-17 years
Vehicles	2-4 years

Land is not depreciated as it is deemed to have an indefinite life.

2.13	Deferred offering costs

Deferred offering costs will be charged to shareholders’ equity netted against the proceeds upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred offering costs, as well as additional expenses to be incurred, will be charged to statements of profit or loss and comprehensive income. These costs include professional fees that are directly attributable to the Company’s IPO such as legal fees, underwriters’ fees, consulting fees, and related costs. As of June 30, 2025, the accumulated deferred offering costs was JPY207,471 thousand. In August 2025, the accumulated deferred offering costs of JPY236,403 thousand was debited to merger reserve to net off with the proceeds from IPO.

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

2.15	Asset retirement obligation

As part of the lease agreement between lessor and the Company, the Company has a legal obligation to remove the plant at the end of its lease term. The Company initially records a provision for asset retirement obligations at the best estimate of the present value of the expenditure required to settle the obligation at the time a legal (or constructive) obligation is incurred, if the liability can be reliably estimated. When the provision is initially recorded, the carrying amount of the related asset is increased by the amount of the liability. Provisions are adjusted at each consolidated statements of financial position date to reflect the current best estimate. The unwinding of the discount is recognized as interest expenses. Obligations for dismantling, removing and site restoration are discounted using a discount rate of 0.89% on June 30, 2025 and nil balance on June 30, 2026.

2.16	Accounts payable, and other payables and accruals

Accounts payable, and other payables and accruals are initially recognized at fair value. Subsequent measurement is at amortized cost using the effective interest method.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.17	Provisions

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

2.18	Equity

The Company has series A preferred shares and ordinary shares, and these are classified within equity upon issue.

Transaction costs associated with an equity transaction are accounted for as a deduction from equity to the extent they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided.

2.19	Revenue recognition

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

Club management services

The Company offers club management services to clubs in Japan. The customers are clubs that are operated in Japan. The Company offers a wide range of services, including venue management, marketing, and the provision of a club operation consultancy service, to help clubs improve their profitability. The performance obligation is to deliver the agreed-upon club management service to the customer. The revenue stream is comprised of a series of interrelated services that are not separable or distinct. Therefore, there is only one performance obligation. Customers are unable to benefit from the standalone task, as they do not receive any benefits beyond the overall combination of management and consultation services that we provide. The Company has determined that each monthly club management service is distinct and satisfies the criteria for recognizing revenue over time. As a result, the Company recognizes revenues from club management services on a monthly basis when it fulfills its performance obligations throughout the contract terms, as determined by the output methods. The Company has transferred no contract assets to its clients in exchange for its club management services, and it has no right to consideration. This privilege is not contingent upon anything other than the passage of time. Base management fees and incentive management fees comprise club management revenue. The customers agree to pay a basic management fee, which is a fixed monthly fee that has been agreed upon with the customer, as well as an incentive management fee that is equivalent to 1% to 5% of the club’s monthly total revenues, as stated in the service agreements. Consultancy and management revenue is recognized over time as services are provided to the customer. The typical payment term is 30 days from the date of invoice. The Company has no obligations for returns, refunds or similar obligations with customers.

Sponsorship and advertising

The Company has entered into contracts with customers that generate sponsorship and advertising revenue, which primarily consist of ongoing brand exposure through the display of customers’ promotional materials in clubs, including banners with logos, signage on client desks and other advertising placements, generally throughout the duration of the contract period. The service comprises of a series of interrelated services that are not separable or distinct. Therefore, there is only one performance obligation. Sponsorship and advertising revenue is recognised over time, generally on a straight-line basis over the contractual term, as the customer simultaneously receives and consumes the benefits of the ongoing brand exposure. The typical payment term is 30 days from the date of invoice. Contract liabilities are recognised when consideration is received or due before the related services are provided, and are recognised as revenue over the remaining service period. The Company has no obligations for returns, refunds or similar obligations with customers.

Club events

The Company has entered into a separate contract with customers to design, organise and deliver entertainment events at the clubs, including hosting themed nights and seasonal events featuring live artists, DJs, dancers and guest performers. The services provided under each contract are generally highly integrated and are accounted for as a single performance obligation, which is to deliver the agreed-upon services to the customer as stated in the contract. The Company generally recognizes revenue at a point in time when the designated event has taken place or the agreed services have been completed, which is generally within one or two days. The typical payment term is 30 days from the date of invoice. Amounts received in advance are recognised as contract liabilities until the related event services are completed. The Company has no obligations for returns, refunds or similar obligations with customers.

Commission from beverage products

The Company generates sales commission revenue from sales promotion activities conducted under agreements with brand owners and distributors. Such revenue primarily consists of incentives calculated based on the quantities of specified products sold at contractually agreed rates per unit. The Company’s single performance obligation consists of providing sales promotion services in accordance with the contractual arrangements. Sales commission revenue is recognised at the point in time when the Company satisfies its performance obligation, which is generally when the relevant sales quantities have been determined and the Company’s entitlement to the sales commission has been established in accordance with the contractual terms. The typical payment terms are determined in accordance with the relevant agreements. Contract assets are recognised when the Company has provided the relevant services but its right to consideration is conditional on factors other than the passage of time. The Company has no obligations for returns, refunds or similar obligations in relation to such revenue.

(b)	Events curation

Revenue from event curation services includes revenue generated from managing concerts, tour, and outdoor events. The Company provides a range of services to the customers, including planning, designing, managing and producing all aspects of an event. The Company accounts for a contract of event curation when it has legally enforceable rights and obligations and collectability of consideration is probable. The services provided under an event curation contract are generally highly integrated and are accounted for as one performance obligation, which is the delivery of the completed event curation service. The Company generally recognizes revenue at a point in time when the designated event has been accomplished. Consideration received in advance of the event is recorded as a contract liability and is recognised as revenue when the related event occurs. The typical payment term is 30 days from the date of invoice. The Company has no obligations for returns, refunds or similar obligations with customers.

(c)	Sub-leasing

Revenue from property sub-leasing includes income from renting out real estate and club premises to third parties. The Group classifies its sub-leasing arrangements as operating leases or finance leases in accordance with IFRS 16. Rental income from operating leases is recognised on a straight-line basis over the respective lease terms. Property sub-leasing revenue is recognized according to IFRS 16. Please refer to note 2.29 for the details.

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

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Principal versus agent revenue recognition

The Company reports revenue on a gross or net basis based on management’s assessment of whether the Company acts as a principal or agent in the transaction. The determination of whether the Company acts as a principal or an agent in a transaction is based on an evaluation of whether the Company controls the good or service before transfer to the customer. When the Company concludes that it controls the good or service before transfer to the customer, the Company is considered a principal in the transaction and records revenue on a gross basis. When the Company concludes that it does not control the good or service before transfer to the customer but arranges for another entity to provide the good or service, the Company acts as an agent and records revenue on a net basis in the amount it earns for its agency service. The Company has recognized revenue from consultancy and management services, entertainment event management services, and restaurant operation on a gross basis under IFRS 15, except for commission from beverage products which is recognized on a net basis as the Company acts as an agent for such beverage product arrangements. Revenue from property sub-leasing services is recognized in accordance with IFRS 16. Please refer to note 2.29 for the details.

2.20	Cost of revenue

Cost of revenues represent costs directly related to revenue-generating activities, including event setup and performance fee, salaries and other compensation-related expenses for operating personnel, rental expenses for equipment used for events and clubs, depreciation expenses of right-of-use assets, property and equipment for operations, foods, beverage and supplies and other costs directly attributable to the business.

2.21	Bank interest income

Bank interest income is recognized as it accrues using the effective interest method and is presented within ‘Finance income’ in the consolidated statements of profit or loss and comprehensive income. For the purpose of the consolidated statements of cash flows, interest income derived from cash and cash equivalents have been presented as operating cash flows.

2.22	Government subsidies

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

Government grants relating to assets are deducted against the carrying amount of the assets.

2.23	Selling and marketing expenses

Selling and marketing expenses primarily consist of advertising and promotion expenses for marketing activities, salaries and other compensation-related expenses to sales and marketing personnel. The Company expenses all advertising costs as incurred.

2.24	General and administrative expenses

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

2.25	Finance costs

Finance costs are recognized as interest accrues, using the effective interest method.

2.26	Employment benefit

The Company recognizes short-term employee benefits, such as salaries, bonuses and annual paid absences, as expenses at the amount expected to be paid in exchange for services when employees have rendered such services.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.27	Post-employment benefit

The costs for defined contribution plans are recognized as expenses when employees render related services.

2.28	Leases as lessee

The Company assesses whether a contract is or contains a lease at the inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is a lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which the economic benefits from the leased assets are consumed.

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

As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Company has not used this practical expedient. For contracts that contain lease components and one or more additional lease or non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The Company had no such lease arrangements during the years ended June 30, 2024, 2025 and 2026 and has none at the date of this report.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense in cost of revenues and general and administrative expenses on a straight-line basis over the lease term.

During the year ended June 30, 2026, following the disposal of its former head-office premises, the Company entered into a lease arrangement with the purchaser to continue occupying the premises. As the lease term was less than 12 months, the Company applied the short-term lease exemption under IFRS 16 and, accordingly, no right-of-use asset or lease liability was recognised in relation to the arrangement.

2.29	Leases as intermediate lessor

The Company subleases certain leased real estate and club premises to third parties and acts as an intermediate lessor. For leases where the Company is the intermediate lessor, it determines whether each lease is a finance lease or an operating lease at contract inception.

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

For subleases classified as finance leases, the Company derecognizes the right-of-use asset on the head lease and recognizes net investments in the sublease at the present value of the lease receipts. Any difference between the right-of-use asset and the net investments in the sublease is recognized in profit or loss. The Company continues to account for the original lease liability. Interest income on the sublease is recognized over the term of the sublease using the effective interest method.

For subleases classified as operating leases, the Company recognizes the income from operating subleases on a straight-line basis over the respective sublease terms. The related right-of-use assets and lease liabilities under the head leases continue to be recognised in the consolidated statements of financial position.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.30	Income taxes

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

2.31	Consumption tax

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

2.32	Earnings per share

Basic earnings per share are calculated based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed based on the weighted average number of ordinary shares outstanding including the dilutive effect of shares to be issued in the future under certain arrangements such as option plans, warrants issued and convertible loan agreements. However, there is not such option plans, warrants issued or convertible loan agreements in the fiscal years ended June 30, 2024, 2025 and 2026.

If the number of ordinary or potential ordinary shares outstanding increases as a result of a capitalization, bonus issue, or share split, or decreases as a result of a reverse share split, the calculation of basic and diluted earnings per share for all periods presented is adjusted retrospectively. If these changes occur after the reporting period but before the financial statements are authorized for issue, the per share calculations for those and any prior period financial statements presented are based on the new number of shares, and the fact that per share calculations reflect such changes is appropriately disclosed.

2.33	Related party

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

2.34	Material accounting judgements and estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company’s accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods.

Judgements made in applying the Company’s accounting policies

There are no significant judgments, apart from those involving estimation (see below), that the management has made in the process of applying the Company’s accounting policies and that has the most significant effect on the amounts recognised in the consolidated financial statements.

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

Fair value measurements

A number of assets and liabilities included in the Company’s consolidated financial statements require measurement at and disclosure of fair value. The fair value measurement utilises market observable inputs and data as far as possible. The Company uses the following hierarchy for determining the fair value of financial instruments measured at fair value:

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

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognised in the period they occur.

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

As the Company’s assets and liabilities are all located in Japan, and all revenues are earned in Japan, no geographical segments are presented.

Key financial performance measures of the segments are as follows:

Year ended June 30, 2024

	Consultancy and management	Events curation	Sub-leasing	Restaurant operation	Total
	JPY’000	JPY’000	JPY’000	JPY’000	JPY’000
Revenue	2,170,765	1,020,338	285,495	112,708	3,589,306
Inter segment elimination	—	(125,695)	(2,376)	—	(128,071)

Revenue after elimination	2,170,765	894,643	283,119	112,708	3,461,235

Segment profit (loss)	558,696	54,890	94,050	(65,781)	641,855

Unallocated corporate expenses	—	—	—	—	(493,621)
Finance costs	—	—	—	—	(21,607)
Share of loss of investments in an associate	—	—	—	—	(1,061)
Gain on disposal of a subsidiary	—	—	—	—	94,000
Other income	—	—	—	—	16,448
Other expense	—	—	—	—	(4,412)
Profit before income tax expense	—	—	—	—	231,602

Other items:
Depreciation of property and equipment	—	4,395	47,063	8,812	60,270
Unallocated depreciation of property and equipment	—	—	—	—	6,340
Investments in an associate	—	2,939	—	—	2,939
Capital expenditures	—	—	—	98,489	98,489

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended June 30, 2025

	Consultancy and management	Events curation	Sub- leasing	Restaurant operation	Total
	JPY’000	JPY’000	JPY’000	JPY’000	JPY’000
Revenue	2,553,139	968,082	69,722	92,478	3,683,421
Inter segment elimination	(72,837)	(69,286)	(2,376)	—	(144,499)

Revenue after elimination	2,480,302	898,796	67,346	92,478	3,538,922

Segment profit (loss)	591,537	(14,643)	23,665	(29,903)	570,656

Unallocated corporate expenses	—	—	—	—	(644,707)
Finance income	—	—	—	—	180
Finance cost	—	—	—	—	(21,965)
Share of profit of investments in an associate	—	—	—	—	13,963
Other income	—	—	—	—	182,391
Other expense	—	—	—	—	(51,293)
Profit before income tax expense	—	—	—	—	49,225

Other items:
Depreciation of property and equipment	47,302	7,227	246	7,346	62,121
Unallocated depreciation of property and equipment	—	—	—	—	7,632
Capital expenditures	—	—	—	46,077	46,077

Year ended June 30, 2026

	Consultancy and management	Events curation	Sub- leasing	Restaurant operation	Total	Total
	JPY’000	JPY’000	JPY’000	JPY’000	JPY’000	US$’000
Revenue	2,185,203	997,233	104,929	73,095	3,360,460	20,666
Inter segment elimination	(88,437)	(102,546)	(2,376)	—	(193,359)	(1,189)

Revenue after elimination	2,096,766	894,687	102,553	73,095	3,167,101	19,477

Segment profit (loss)	263,448	28,229	45,356	(30,405)	306,628	1,886

Unallocated corporate expenses	—	—	—	—	(986,178)	(6,064)
Finance income	—	—	—	—	265	2
Finance cost	—	—	—	—	(18,459)	(114)
Share of profit of investments in an associate	—	—	—	—	20,071	123
Gain on disposal of investments in an associate	—	—	—	—	385,517	2,371
Fair value change on financial assets at fair value through profit or loss	—	—	—	—	(39,180)	(241)
Other income	—	—	—	—	432,343	2,659
Other expense	—	—	—	—	(16,713)	(103)
Profit before income tax expense	—	—	—	—	84,294	519

Other items:
Depreciation of property and equipment	5,888	51,416	—	2,864	60,168	370
Unallocated depreciation of property and equipment	—	—	—	—	6,850	42
Capital expenditures	—	—	—	49,095	49,095	302
4.	CASH AND CASH EQUIVALENTS

The following table summarizes cash and cash equivalents:

	As of June 30,
	2025	2026	2026
	JPY’000	JPY’000	US$’000
Bank deposits	6,572	112,938	695
Time deposits with banks	4,600	5,803	36
Cash on hand	2,176	913	5
Total	13,348	119,654	736

The Company’s cash and cash equivalents were held at well capitalized financial institutions in Japan.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	TERM DEPOSIT

As of June 30, 2026, the Company has JPY140,263 thousand term deposit, with annual interest rates ranging from 0.325% to 1.000% and maturity dates ranging from February 5, 2027 to February 20, 2028. As of June 30, 2025, the Company holds JPY1,800 thousand term deposit which accrues interest at 0.125% per annum and matures on January 21, 2026.

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	As of June 30,
	2025	2026	2026
	JPY’000	JPY’000	US$’000
Accounts receivable	1,069,021	1,321,453	8,127
Less: allowance for expected credit losses	(54,508)	(204,363)	(1,257)
Accounts receivable, net	1,014,513	1,117,090	6,870

Accounts receivable are non-interest bearing and are generally on terms of 30 days.

The following table presents the activity in the allowance for expected credit losses:

	As of June 30,
	2025	2026	2026
	JPY’000	JPY’000	US$’000
Balance at the beginning of the year	27,805	54,508	335
Addition	26,703	149,855	922
Balance at the end of the year	54,508	204,363	1,257

7.	INVENTORIES, NET

Inventories, net as of June 30, 2025 and 2026, consist of food and beverage. The amounts of write-down inventories recognized as expenses was nil for the years ended June 30, 2024, 2025 and 2026.

8.	OTHER CURRENT ASSETS, NET

Other current assets, net consist of the following:

	As of June 30,
	2025	2026	2026
	JPY’000	JPY’000	US$’000
Prepaid expenses (a)	24,121	32,954	203
Deposits	4,370	2,071	13
Advance to staff	1,679	1,028	6
Prepaid consumption tax (b)	143	37,137	228
Advance to suppliers	4,320	2,040	13
Other receivables	833	1,973	12
Total	35,466	77,203	475

Note:

(a)	Prepaid expenses mainly include prepaid rent and advances for entertainment event performance fees to service providers.

(b)	Prepaid consumption tax consists of input consumption tax incurred on qualifying operating purchases as well as consumption tax prepaid to the Japanese tax authority under the statutory interim-filing system. The balance will be offset against the current year’s final tax obligation, with any excess refundable upon annual filing.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	INVESTMENTS IN AN ASSOCIATE

Investments in an associate consist of the following:

	As of June 30,
	2025	2026	2026
	JPY’000	JPY’000	US$’000
SBI Music Circus Co.	16,902	22,490	138

SBI Music Circus Co. (formerly known as Music Circus Co.) was incorporated on August 8, 2022 by the Company under the law of Japan. On April 11, 2024, the Company transferred 60% shares of SBI Music Circus Co. to a third party at a consideration of JPY100 million. The net asset value of SBI Music Circus Co. at the date of disposal was JPY10 million. After the disposal, SBI Music Circus Co. is recorded as investments in an associate. A gain on disposal of JPY94 million was recorded in the consolidated statements of profit or loss and comprehensive income for the year ended June 30, 2024. As of June 30, 2025, the Company holds 40% interest in SBI Music Circus Co..

On September 10, 2025, the Company entered into an agreement to transfer 200 shares of SBI Music Circus Co., representing 20% of shares held by the Company, to a third party at a consideration of JPY400 million. A gain on disposal of JPY386 million was recorded in the consolidated statements of profit or loss and comprehensive income for the year ended June 30, 2026. As of June 30, 2026, the Company holds 20% share of SBI Music Circus Co..

The following table presents the carrying amounts of investment in SBI Music Circus Co.:

	As of June 30,
	2025	2026	2026
	JPY’000	JPY’000	US$’000
At the beginning of the year	2,939	16,902	104
Disposal	—	(14,483)	(89)
Share of profit	13,963	20,071	123
At the end of the year	16,902	22,490	138

Financial information in respect of SBI Music Circus Co. as of June 30, 2025 and 2026 and for the years ended June 30, 2024, 2025 and 2026 is as follows:

	For the years ended June 30,
	2024	2025	2026	2026
	JPY’000	JPY’000	JPY’000	US$’000
Revenue	—	358,405	558,588	3,435
(Loss) profit for the year	(2,653)	34,909	70,196	432

	As of June 30,
	2025	2026	2026
	JPY’000	JPY’000	US$’000
Current assets and total assets	99,282	315,002	1,937
Current liabilities and total liabilities	57,026	186,385	1,146
Total equity	42,256	128,617	791

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	PROPERTY AND EQUIPMENT, NET

The changes in property and equipment, net are as follows:

	Land	Buildings	Leasehold improvement	Machinery and equipment	Vehicles	Total
	JPY’000
At cost	440,389	191,076	412,394	265,690	11,600	1,321,149
Accumulated depreciation	—	(22,011)	(120,797)	(123,008)	(8,299)	(274,115)
Balance as of June 30, 2024	440,389	169,065	291,597	142,682	3,301	1,047,034

Change in carrying amounts:
Addition	—	—	21,382	950	23,745	46,077
Depreciation	—	(5,620)	(30,132)	(31,721)	(2,280)	(69,753)
Disposal/Written-off	—	—	(33,950)	—	—	(33,950)
Total change in carrying amounts	—	(5,620)	(42,700)	(30,771)	21,465	(57,626)

At cost	440,389	191,076	391,500	266,640	35,345	1,324,950
Accumulated depreciation	—	(27,631)	(142,603)	(154,729)	(10,579)	(335,542)
Balance as of June 30, 2025	440,389	163,445	248,897	111,911	24,766	989,408

Change in carrying amounts:
Addition	—	—	45,455	3,640	—	49,095
Depreciation	—	(3,746)	(27,835)	(30,428)	(5,009)	(67,018)
Disposal/Written-off	(440,389)	(159,699)	(38,620)	(5,789)	—	(644,497)
Total change in carrying amounts	(440,389)	(163,445)	(21,000)	(32,577)	(5,009)	(662,420)

At cost	—	—	378,914	258,736	33,200	670,850
Accumulated depreciation	—	—	(151,017)	(179,402)	(13,443)	(343,862)
Balance as of June 30, 2026	—	—	227,897	79,334	19,757	326,988

Balance as of June 30, 2026 (US$’000)	—	—	1,401	488	122	2,011

11.	OPERATING LEASE

Operating lease right-of-use assets

The following table provides a reconciliation of the carrying amounts of operating lease right-of-use assets for the years ended June 30, 2025 and 2026:

	As of June 30,
	2025	2026	2026
	JPY’000	JPY’000	US$’000
Carrying value at the beginning of the year	1,135,699	848,971	5,221
Addition	705,375	311,190	1,913
Transfer to sub-leasing	(191,963)	(178,288)	(1,096)
Depreciation expense of right-of-use assets	(150,145)	(190,792)	(1,173)
Modification	(649,995)	(19,467)	(120)
Carrying value at the end of the year	848,971	771,614	4,745

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Operating lease liabilities

The Company recognizes operating lease liabilities in accordance with IFRS 16, which are measured at the present value of future lease payments. The following table provides a reconciliation of the carrying amounts of operating lease liabilities for the years ended June 30, 2025 and 2026:

	As of June 30,
	2025	2026	2026
	JPY’000	JPY’000	US$’000
Balance at the beginning of the year	1,397,835	1,112,590	6,842
Addition	699,635	307,152	1,889
Interest expense accrued	9,320	9,537	59
Payments of lease liabilities	(333,966)	(410,755)	(2,526)
Modification	(660,234)	(17,942)	(111)
Balance at the end of the year	1,112,590	1,000,582	6,153

The following is a schedule of future minimum lease payments under operating lease agreements as of June 30, 2026:

Years ending June 30,	JPY’000
2027	375,871
2028	241,688
2029	178,564
2030	119,395
2031	79,600
Thereafter	26,450
Total undiscounted lease payments	1,021,568
Less: imputed interest	(20,986)
Present value of operating lease liabilities	1,000,582

The following are the amounts recognized in consolidated statements of profit or loss and comprehensive income:

	As of June 30,
	2024	2025	2026	2026
	JPY’000	JPY’000	JPY’000	US$’000
Depreciation expense of operating lease right-of-use assets	188,520	150,145	190,792	1,173
Interest expense on operating lease liabilities	13,262	9,320	9,537	59
Expenses relating to short-term leases and low-value leases	8,278	7,392	21,195	130
(Gain) loss from lease modification or termination	(102)	(10,239)	1,525	9

The weighted average interest rate applied to the operating lease liabilities recognized in the consolidated statements of financial position as of June 30, 2026 was 1.06% per annum (2025: 0.93% per annum, 2024: 0.89% per annum). The weighted average remaining lease term as of June 30, 2026 was 3.70 years (2025: 3.97 years, 2024:10.55 years).

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	FINANCE LEASE

Finance lease right-of-use assets

The following table provides a reconciliation of the carrying amounts of finance lease right-of-use assets for the years ended June 30, 2025 and 2026:

	As of June 30,
	2025	2026	2026
	JPY’000	JPY’000	US$’000
Carrying value at the beginning of the year	17,623	17,855	110
Addition	5,711	137	1
Depreciation expense of right-of-use assets	(5,479)	(6,033)	(37)
Carrying value at the end of the year	17,855	11,959	74

Finance lease liabilities

The Company recognizes finance lease liabilities in accordance with IFRS 16, which are measured at the present value of future lease payments. The following table provides a reconciliation of the carrying amounts of finance lease liabilities for the years ended June 30, 2025 and 2026:

	As of June 30,
	2025	2026	2026
	JPY’000	JPY’000	US$’000
Balance at the beginning of the year	17,686	18,513	114
Addition	5,614	137	1
Interest expense accrued	171	160	1
Payments of lease liabilities	(4,958)	(5,516)	(34)
Balance at the end of the year	18,513	13,294	82

The following is a schedule of future minimum lease payments under finance lease agreements as of June 30, 2026:

Years ending June 30,	JPY’000
2027	4,300
2028	2,817
2029	5,700
2030	718
Total undiscounted lease payments	13,535
Less: imputed interest	(241)
Present value of finance lease liabilities	13,294

The following are the amounts recognized in consolidated statements of profit or loss and comprehensive income:

	As of June 30,
	2024	2025	2026	2026
	JPY’000	JPY’000	JPY’000	US$’000
Depreciation expense of finance lease right-of-use assets	4,166	5,479	6,033	37
Interest expense on finance lease liabilities	119	171	160	1

The weighted average interest rate applied to the finance lease liabilities recognized in the consolidated statements of financial position as of June 30, 2026 was 1.00% per annum (2025: 0.99% per annum, 2024: 0.92%). The weighted average remaining lease term as of June 30, 2026 was 2.83 years (2025: 3.57 years, 2024: 4 years).

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	NET INVESTMENT IN SUBLEASE

As of June 30, 2026, the Company entered into 13 sublease agreements on its real estate under lease. When the Company enters into a sublease, it determines at lease inception date whether the sublease is a finance lease or an operating lease. The above subleases have terms of one to seven years that transfer substantially all the risks and rewards incidental to ownership of the underlying asset. Therefore, the above sub-lease should be classified as finance leases.

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

Future minimum rentals receivable under non-cancellable finance leases as at each of the reporting dates are as follows:

	As of June 30,
	2025	2026	2026
	JPY’000	JPY’000	US$’000
Amounts receivable:
Within one year	173,894	134,094	825
After one year but within two years	80,294	42,783	263
After two years but within five years	31,924	72,190	444
Total undiscounted lease payment receivables	286,112	249,067	1,532
Unearned finance income	(2,366)	(5,232)	(32)
Net investments in subleases	283,746	243,835	1,500

Classification in consolidated statements of financial position
Current	172,233	132,303	814
Non-current	111,513	111,532	686
Total	283,746	243,835	1,500

14.	OTHER NON-CURRENT ASSETS

Other non-current assets as of June 30, 2025 and 2026 are as follows:

	As of June 30,
	2025	2026	2026
	JPY’000	JPY’000	US$’000
Deposits (a)	153,840	176,038	1,083
Others	8,974	8,898	54
Total	162,814	184,936	1,137

Note:

(a)	It represents (i) long-term security deposits made for leased properties. These amounts are refundable at the end of the lease term or upon the termination of the respective contracts, provided all contractual obligations are met; and (ii) non-current portion of credit deposits paid to Credit Guarantee Corporation, which will be amortized over the loan periods. Credit Guarantee Corporation is a public institution that support small and medium enterprises by serving as guarantors.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

As of June 30, 2025 and 2026, the Company’s financial assets at FVTPL are as follows:

	As of June 30,
	2025	2026	2026
	JPY’000	JPY’000	US$’000
Investment A	—	13,700	84
Investment B	—	87,120	536
Total financial assets at FVTPL	—	100,820	620

Movement of financial assets at FVTPL were shown below:

	As of June 30, 2026
	Investment A	Investment B	Total
	JPY’000	JPY’000	JPY’000
Balance at the beginning of the year	—	—	—
Additions	40,000	100,000	140,000
Fair value losses recognized in profit or loss	(26,300)	(12,880)	(39,180)
Balance at the ending of the year	13,700	87,120	100,820

Balance as of June 30, 2026 (US$’000)	84	536	620

On November 20, 2025 and March 31, 2026, the Company entered into separate contracts and contributed JPY40,000 thousand to Investment A and JPY100,000 thousand to Investment B, respectively. The arrangements provide the Company with contractual economic interests entitling it to 20.0% and 50.0% of the profits and losses of two distinct club businesses in Japan, respectively. Under both contracts, all operating discretion and financial decision-making authority are exclusively retained by respective operator, the Company does not have control, joint control or significant influence over these investments. Both investments are classified as financial assets at FVTPL under IFRS 9.

For Investment A, fair value is determined primarily using a discounted cash flow model, which calculates the present value of future expected cash flows of the underlying business using a discount rate commensurate with the risks involved. They are unquoted and categorised within Level 3 of the fair-value hierarchy, as fair-value measurements rely on unobservable inputs including forecasted revenue growth rates, projected operating cash flows and discount rate assumptions. The Company applies assumptions that marketplace participants would consider in determining the fair value of the financial assets.

The following table presents the significant assumption used in determining the fair value of Investment A as of June 30, 2026:

As of June 30, 2026
Discount rate	13.55%

For Investment B, fair value was determined using a market approach, with reference to recent market transactions of comparable contractual interests and the Company’s initial investment, adjusted for the Company’s share of accumulated contractual losses as of June 30, 2026. The investment is categorised within Level 3 of the fair value hierarchy as the measurement incorporates significant unobservable inputs and judgements.

16.	OTHER PAYABLES AND ACCRUALS

As of June 30, 2025 and 2026, the Company’s other payables and accruals are as follows:

	As of June 30,
	2025	2026	2026
	JPY’000	JPY’000	US$’000
Accrued staff costs	100,609	59,610	367
Consumption tax payable	57,660	13,192	81
Payable to project investors (a)	77,578	—	—
Accrued advertising expenses	17,799	10,019	62
Accrued expenses	17,302	21,848	134
Accrued rental expenses	11,542	9,303	57
Withholding tax	8,925	9,753	60
Accrued travel and transportation expenses	3,867	3,590	22
Unused annual leave	6,905	7,547	46
Others	3,009	2,512	19
Total	305,196	137,374	848

Note:

(a)	Payable to project investors refers to the project cooperation fund obtained from the active investors. As agreed upon by the investors, the fund will be utilized for specific entertainment events, and gain or loss will be recorded as receivable or payable when the event is completed. With the investor’s permission, the fund will be utilized for other specific entertainment events. The balances were fully settled during the year ended June 30, 2026.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	ASSET RETIREMENT OBLIGATION

The provisions relate to the company’s legal obligation to restore leased properties and equipment to their original condition upon the termination of the lease agreements.

Changes in asset retirement obligation for the years ended June 30, 2025 and 2026, are as follows:

	As of June 30,
	2025	2026	2026
	JPY’000	JPY’000	US$’000
Balance at the beginning of the year	16,281	386	2
Accretion	3	2	—	*
Retirement (a)	(15,898)	(388)	(2)
Balance at the end of the year	386	—	—

**	Less than US$1,000

Note:

(a)	During the year ended June 30, 2026, the Company has fully settled its restoration obligation of JPY386 thousand. No gain or loss has been recognized.

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

18.	BANK AND OTHER BORROWINGS

Bank and other borrowings as of June 30, 2025 and 2026 were as follows:

			Maturity	Interest rate range as of June 30,		Balance as of June 30,
Lender	Type	Currency	date	2025	2026	2025	2026	2026
						JPY’000	JPY’000	US$’000
Resona Bank (a) (c) (e)	Term loan	JPY	July 31, 2054	0.48% - 1.45%	0.40% -1.79%	648,753	146,305	900
Osaka Shinkin Bank (a) (b) (f)	Term loan	JPY	August 20, 2033	1.00% -2.20%	1.00% -2.45%	119,983	116,733	717
Japan Finance Corporation	Term loan	JPY	May 10, 2033	0.21% -1.36%	0.4% -1.36%	81,480	62,280	383
Sumitomo Mitsui Banking Corporation (d)	Term loan	JPY	October 01, 2029	1.07% -1.88%	1.63% -2.13%	22,959	17,571	108
Osaka Shoko Shinkin Bank (a) (d)	Term loan	JPY	December 25, 2026	1.00% -1.40%	1.00% -1.65%	9,666	2,872	18
Total						882,841	345,761	2,126
Less: non-current portion						(766,691)	(260,477)	(1,602)
Current portion						116,150	85,284	524

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note:

(a)	The banking facilities were secured by personal guarantee of Mr. Otsuki.

(b)	The banking facilities, amounting to JPY119,983 thousand and JPY 95,015 thousand, as of June 30, 2025 and 2026, respectively, were guaranteed by Credit Guarantee Corporation of Osaka, which is a public institution that support small and medium enterprises by serving as guarantors.

(c)	The banking facilities, amounting to JPY252,272 thousand and JPY78,794 thousand, as of June 30, 2025 and 2026, respectively, were guaranteed by Credit Guarantee Corporation of Osaka.

(d)	The banking facilities were guaranteed by Credit Guarantee Corporation of Osaka.

(e)	Two borrowings with an aggregate principal amount of JPY628,300 thousand were early repaid during the year.
(f)	One borrowing with principal amount of JPY10,000 thousand was fully repaid at its maturity dates, another borrowing with principal amount of JPY10,000 thousand was early repaid during the year.

19.	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities as of June 30, 2025 and 2026 were as follows:

	As of June 30,
	2025	2026	2026
	JPY’000	JPY’000	US$’000
Long-term other payables (a)	16,142	—	—

Note:

(a)	Long-term other payables consist of the payments for the lease of lighting equipment and the payment for the bank deposit. On July 31, 2024, the Company borrowed JPY162,000 thousand from Resona Bank, generating a margin payable of JPY18,945 thousand, which is scheduled to be repaid over a 15-year term. The balance was early repaid as of June 30, 2026.

20.	REVENUE

A summary of the Company’s revenue disaggregated by segment for the years ended June 30, 2024, 2025 and 2026, respectively, are as follows:

	For the years ended June 30,
	2024	2025	2026	2026
	JPY’000	JPY’000	JPY’000	US$’000
At a point in time
Events curation
— external	894,643	763,006	729,802	4,488
— related party	—	135,790	164,885	1,014
	894,643	898,796	894,687	5,502

Consultancy and management
— Club events
— external	1,420,005	1,515,842	1,430,151	8,794
— related party	—	100	—	—
— Commission from beverage products	71,447	159,118	142,733	879
	1,491,452	1,675,060	1,572,884	9,673

Restaurant operation	112,708	92,478	73,095	450
Total revenue from the transfer of goods and services at a point in time	2,498,803	2,666,334	2,540,666	15,625

Over time
Consultancy and management
— Club management services	567,333	592,998	386,746	2,378
— Sponsorship and advertising	111,980	212,244	137,136	843
Total revenue from the transfer of goods and services over time	679,313	805,242	523,882	3,221

Sub-leasing revenue	283,119	67,346	102,553	631
Total revenue	3,461,235	3,538,922	3,167,101	19,477

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All contracts have a duration of one year or less, hence contract liabilities at the beginning of the period are recognized as revenue during the period. During the years ended June 30, 2024, 2025 and 2026, JPY50,416 thousand, JPY253 thousand and JPY348 thousand of revenue recognized that was included in the contract liabilities at the beginning of the period.

Transaction price allocated to the remaining performance obligations

Transaction price allocated to the remaining performance obligations represents all future, contracted revenue that has not yet been recognized. As of June 30, 2026, total remaining performance obligations was approximately JPY126,773 thousand.

The following table presents the amount of the transaction price allocated to the remaining performance obligations expected to be recognized as revenue when performance obligations are satisfied:

Years ending June 30,	JPY’000
2027	114,306
2028	11,634
2029	833
Total	126,773

21.	COST OF REVENUE

The components of the Company’s cost of revenue for the years ended June 30, 2024, 2025 and 2026, are as follows:

	For the years ended June 30,
	2024	2025	2026	2026
	JPY’000	JPY’000	JPY’000	US$’000
Event setup and performance fee	1,226,660	1,388,436	1,361,036	8,370
Event setup and performance fee – related party	—	30,977	58,288	358
Personnel and benefit expense	609,935	695,168	694,700	4,272
Food, beverages and supplies	133,263	140,388	137,503	846
Equipment rental	193,786	143,303	128,752	792
Depreciation expense of right-of-use assets	148,040	109,249	147,939	910
Travel expenses	74,849	76,957	79,523	489
Depreciation expense of property and equipment	60,270	62,121	60,168	370
Service fee expenses	28,863	45,557	40,022	246
Transportation expenses	32,178	23,716	24,438	150
Event securities expenses	29,136	21,735	18,655	115
Miscellaneous expenses	143,693	100,841	109,449	673
Total	2,680,673	2,838,448	2,860,473	17,591

22.	SELLING AND MARKETING EXPENSES

The components of the Company’s selling and marketing expenses for the years ended June 30, 2024, 2025 and 2026, are as follows:

	For the years ended June 30,
	2024	2025	2026	2026
	JPY’000	JPY’000	JPY’000	US$’000
Advertising and marketing expenses	212,088	248,769	199,493	1,227
Advertising and marketing expenses – related party	—	7,331	1,560	10
Staff-related costs	12,527	15,063	30,394	187
Market expansion expenses	2,400	—	6,044	37
Depreciation expense of property and equipment	1,085	1,107	739	4
Total	228,100	272,270	238,230	1,465

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.	GENERAL AND ADMINISTRATIVE EXPENSES

The components of the Company’s general and administrative expenses for the years ended June 30, 2024, 2025 and 2026, are as follows:

	For the years ended June 30,
	2024	2025	2026	2026
	JPY’000	JPY’000	JPY’000	US$’000
Directors fee	98,937	110,282	111,527	686
Staff-related costs	49,860	79,060	123,748	762
Legal and professional fee	43,933	73,501	84,876	522
Travel and transportation expenses	66,303	58,005	66,418	408
Depreciation expense of right-of-use assets	44,646	46,375	48,886	300
Maintenance and supplies	27,730	30,427	30,830	190
Insurance and service fee	17,187	29,941	53,570	329
(Reversal of) allowance for expected credit losses	(878)	26,706	149,852	922
Office expenses	23,111	15,893	9,825	60
Depreciation expense of property and equipment	5,255	6,525	6,111	38
Miscellaneous expenses	28,144	25,540	62,305	384
Total	404,228	502,255	747,948	4,599

24.	OTHER INCOME

The components of other income for the years ended June 30, 2024, 2025 and 2026, are as follows:

	For the years ended June 30,
	2024	2025	2026	2026
	JPY’000	JPY’000	JPY’000	US$’000
Gain on derecognition of right-of-use assets (a)	8,212	170,413	154,742	952
Gain on lease modification or termination	102	10,239	—	—
Gain on disposal of property and equipment (b)	—	—	267,379	1,644
Government subsidies (c)	1,305	—	—	—
Others	6,829	1,739	10,222	63
Total	16,448	182,391	432,343	2,659

Note:

(a)	When the sublease is assessed as finance lease, the Company derecognizes the right-of-use asset relating to the head lease that it transfers to the sublessee and recognizes the net investment in sublease in the consolidated statements of financial position. Gain on derecognition of right-of-use assets represents the difference between right-of-use assets derecognized and the net investment in sublease.

(b)	During the year ended June 30, 2026, the Company sold its head-office property in Japan, comprising land, a building and related leasehold improvements, to an independent third party for consideration of JPY910,945 thousand, net of tax and brokerage fee. Upon transfer of legal title of the property in February 2026, the Company derecognized the related assets with an aggregate carrying amount of JPY627,115 thousand and recognized a gain of JPY283,830 thousand. After offsetting losses of JPY16,451 thousand from other retirements and disposals of property and equipment, the Company recognized a net gain on disposal of JPY267,379 thousand.

(c)	It represents the subsidies granted under Carbon Dioxide Emission Reduction Building Subsidy Scheme from the Shizuoka Environment Resources Association of the Japan government and Osaka District Area Revitalization Project Subsidy from the Japan government. There were no unfulfilled conditions nor other contingencies attached to the subsidies.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25.	OTHER EXPENSES

The components of other expenses for the years ended June 30, 2024, 2025 and 2026, are as follows:

	For the years ended June 30,
	2024	2025	2026	2026
	JPY’000	JPY’000	JPY’000	US$’000
Loss on disposal of property and equipment (a)	1,237	33,950	—	—
Share of profit to project investors	—	17,114	—	—
Lease termination penalty (b)	—	—	12,385	76
Loss on foreign currency exchange	555	—	—	—
Loss on lease modification or termination (c)	—	—	1,525	9
Others	2,620	229	2,803	18
Total	4,412	51,293	16,713	103

Note:

(a)	It represents loss from write-off of the equipment and furniture. For the year ended June 30, 2025, such losses primarily related to the disposal of equipment and furniture in connection with the closure of restaurant in Wakayama.

(b)	It represents penalties for early termination of a lease due to the closure of a restaurant in December 2025.

(c)	During the years ended June 30, 2024, 2025 and 2026, the Company modified certain lease agreements due to changes in lease terms and rental payments and terminated certain lease agreements before their contractual expiry date. The carrying amounts of the related lease liabilities and right-of-use assets were remeasured or derecognized, as applicable. As a result, the Company recognized net gains of JPY102 thousand and JPY10,239 thousand in other income for the years ended June 30, 2024 and 2025, respectively, and a net loss of JPY1,525 thousand in other expenses for the year ended June 30, 2026, in the consolidated statements of profit or loss and comprehensive income.

26.	FINANCE COSTS

The components of finance costs for the years ended June 30, 2024, 2025 and 2026, are as follows:

	For the years ended June 30,
	2024	2025	2026	2026
	JPY’000	JPY’000	JPY’000	US$’000
Interest expenses on bank and other borrowings	8,083	12,471	8,760	54
Interest expenses on lease liabilities	13,381	9,491	9,697	60
Accretion expense	143	3	2	—	*
Total	21,607	21,965	18,459	114

*	Less than US$1,000

27.	INCOME TAX EXPENSES

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

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of income tax expense reported in the consolidated statements of profit or loss and comprehensive income are as follows:

	For the years ended June 30,
	2024	2025	2026	2026
	JPY’000	JPY’000	JPY’000	US$’000
Current income tax expense	97,381	75,515	182,808	1,124
Deferred tax benefit	(3,189)	(41,401)	(116,348)	(715)
Total	94,192	34,114	66,460	409

A reconciliation of the statutory tax rate to the effective tax rate is presented below:

	For the years ended June 30,
	2024		2025		2026
	JPY’000		JPY’000		JPY’000
Income tax rate in the Cayman Islands, permanent tax holiday	—	0.0%	—	0.0%	—	0.0%
Japanese statutory tax rate	80,075	34.6%	17,007	34.6%	29,121	34.6%
Different tax rates in Japan and other jurisdiction	8,563	3.7%	5,746	11.7%	23,559	27.8%
Effect of non-deductible expenses	3,934	1.7%	4,610	9.4%	8,693	10.3%
Effect of tax losses not recognized	1,620	0.7%	6,751	13.7%	5,087	6.0%
Effective income tax rate	94,192	40.7%	34,114	69.4%	66,460	78.7%

Deferred tax assets and liabilities

The breakdown of the net deferred tax assets and liabilities is as follows:

	As of July 1, 2023	(Charged)/ credited to profit or loss	As of June 30, 2024	(Charged)/ credited to profit or loss	As of June 30, 2025	(Charged)/ credited to profit or loss	As of June 30, 2026	As of June 30, 2026
	JPY’000	JPY’000	JPY’000	JPY’000	JPY’000	JPY’000	JPY’000	US$’000
Expected credit losses	22,357	(313)	22,044	10,111	32,155	56,778	88,933	548
Lease liabilities	571,237	(31,430)	539,807	(108,506)	431,301	(44,371)	386,930	2,379
Net operating loss carry forwards	—	—	—	41,525	41,525	42,605	84,130	517
Provision for asset retirement obligation	6,017	191	6,208	(6,058)	150	(150)	—	—
Fair value change on financial assets at fair value through profit or loss	—	—	—	—	—	14,862	14,862	91
Total deferred tax assets	599,611	(31,552)	568,059	(62,928)	505,131	69,724	574,855	3,535

Right-of-use assets	499,225	(59,335)	439,890	(109,299)	330,591	(31,485)	299,106	1,839
Investment in sublease	78,568	24,594	103,162	4,970	108,132	(15,139)	92,993	572
Total deferred tax liabilities	577,793	(34,741)	543,052	(104,329)	438,723	(46,624)	392,099	2,411
Deferred tax assets, net	21,818	3,189	25,007	41,401	66,408	116,348	182,756	1,124

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.	EARNINGS PER SHARE

Basic earnings per share is calculated based on the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is normally computed based on the weighted average number of ordinary shares outstanding including the dilutive effect of latent stocks, taking into account the additional ordinary shares that would be issued if the Series A Preferred Shares were converted. For the years ended June 30, 2024, 2025 and 2026, the basic and diluted profit per share are as below. All amounts in below are in thousands, except for share and per share data.

	For the years ended June 30,
	2024		2025	2026	2026
	JPY’000		JPY’000	JPY’000	US$’000
Net profit attributable to equity owners of the parent	137,410		15,111	17,834	110

Weighted average shares outstanding - basic*	4,875,000	**	4,875,000	4,983,317	4,983,317
Earnings per share - basic*	28.19	**	3.10	3.58	0.02

Weighted average shares outstanding - diluted*	5,075,000	**	5,075,000	5,183,317	5,183,317
Earnings per share - diluted*	27.08	**	2.98	3.44	0.02

*	Giving retroactive effect to a share consolidation ratio of 10-for-1 on August 10, 2026 (Note 30)
**	Retrospectively restated for effect of share recapitalization (Note 1)

29.	RELATED PARTY BALANCES AND TRANSACTIONS

Relationship with related party

Name	Relationship
SBI Music Circus Co. (formerly known as Music Circus Co.)	An associate of the Company

Related party transactions consist of the following:

	For the years ended June 30,
	2024	2025	2026	2026
	JPY’000	JPY’000	JPY’000	US$’000
Revenue
SBI Music Circus Co.	—	135,890	164,885	1,014
Cost of revenue
SBI Music Circus Co.	—	30,977	58,288	358
Selling and marketing expenses
SBI Music Circus Co.	—	7,331	1,560	10

Capital contribution from the shareholder	30,000	379,364	—	—

Related party balances consist of the following:

	As of June 30,
	2024	2025	2026	2026
	JPY’000	JPY’000	JPY’000	US$’000
Accounts receivable
SBI Music Circus Co.	—	107	—	—
Accounts payable
SBI Music Circus Co.	—	12,900	17,073	105
Amount due to a related party
SBI Music Circus Co.	—	26,629	—	—

Compensation for key management personnel for the years ended June 30, 2024, 2025 and 2026 is presented as follows:

	For the years ended June 30,
	2024	2025	2026	2026
	JPY’000	JPY’000	JPY’000	US$’000
Salaries and other short-term employee benefits	98,937	110,282	111,527	686

No other material transactions or balances existed with related party during the years presented.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.	SHAREHOLDERS’ EQUITY

(a)	Share Capital

The Company was established under the laws of the Cayman Islands on September 12, 2024. The authorized share capital of the Company was US$500,000 divided into (i) 22,500,000,000 ordinary shares of par value of US$0.00002 each and (ii) 2,500,000,000 Series A Preferred Shares of par value of US$0.00002 each. The Company Reorganization as detailed in Note 1 above, was completed on May 31, 2025.

Initial public offering

On August 27, 2025, the Company entered into an underwriting agreement with the representative of the underwriters, in connection with its IPO of 1,525,000 ordinary shares, par value US$0.00002 per share at a price of US$4.00 per share for total gross proceeds of approximately US$7 million. The Company sold 1,067,500 ordinary shares and selling shareholders sold an aggregate of 457,500 ordinary shares. The Company also granted the representative a 45-day option to purchase up to 228,750 ordinary shares, equal to 15% of the total number of ordinary shares sold in this offering to cover over-allotments, which over-allotment was provided solely by the Company. The over-allotment option was exercised in full by the underwriters on August 28, 2025. In total, the Company issued 1,296,250 ordinary shares in connection with the IPO.

The Company did not receive any proceeds from any of ordinary shares sold by the selling shareholders. The Company raised total net proceeds of approximately US$2.8 million, after deducting underwriting discounts and commissions and offering expenses. The ordinary shares of the Company began trading on the Nasdaq Capital Market in the United States on August 28, 2025 under the symbol “THH”.

Share consolidation

On August 10, 2026, the Company effected a 10-for-1 share consolidation of its ordinary shares and Series A preferred shares (“Share Consolidation”). Under the Share Consolidation, every ten issued and unissued Series A preferred and ordinary shares were combined into one share of the same class. The par value per share was increased from US$0.00002 to US$0.0002. The Share Consolidation did not change the relative ownership percentages of the Company’s shareholders.

All share and per share amounts are retroactively presented to reflect the impact of the Share Consolidation as if they had taken effect on July 1, 2023.

(b)	Share subscription receivable

Share subscription receivable represents the unpaid subscription consideration in connection with the issuance of the Company’s Series A Preferred Shares. As of June 30, 2026, the subscription consideration amounting to JPY6 thousand remained unpaid and was presented as a deduction from shareholders’ equity.

(c)	Merger reserve

Merger reserve represents the difference between the value of the ordinary shares issued in exchange for the ordinary shares of the subsidiary acquired under business combination under common control.

Capital contributions constitute the capital transactions from shareholder that affected the shareholders’ equity. For the years ended June 30, 2025 and 2026, JPY379,364 thousand and JPY413,430 thousand have been accounted for as capital contribution from shareholder and proceeds from IPO in these consolidated financial statements, respectively.

31.	FINANCIAL INSTRUMENTS AND FINANCIAL RISKS

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

Credit risk

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer and sublessee. The demographics of the Company’s customer base and sublessees, including the default risk of the industry and country in which customers and sublessees operate, have less of an influence on credit risk. The exposure to credit risk at June 30, 2025 and 2026 is represented by the carrying amounts of accounts and other receivables and net investment in sublease.

The Company’s exposure to credit risk on accounts receivables arises principally from the risk that customers will fail to meet their contractual payment obligations. Management monitors outstanding balances and assesses recoverability by considering the ageing of receivables, customers’ payment histories, financial difficulties, disputes and other relevant customer-specific information.

The Company has applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime expected credit losses for all accounts receivable. In determining ECL on a collective basis, accounts receivable are grouped based on similar credit risk and aging under a provision matrix. The Company considers the historical credit loss experience based on the past due status of the customers, historical customers’ payment profile and adjusted as appropriate to reflect current conditions and estimates of future economic conditions affecting the ability of the customers to settle the debts. The Company has identified the country risk, real gross domestic product growth rate and unemployment rate in which it sells goods and services to be the most relevant factor and the historical loss rates are adjusted accordingly based on the expected changes in this factor.

Accounts receivables are classified as credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the receivable have occurred. This includes observable data indicating that a debtor is in significant financial difficulty, a breach of contract, or when balances are more than 180 days past due. Based on historical collection patterns in the Company’s industry, the Company has rebutted the IFRS 9 presumption that default occurs at 90 days past due, as customers routinely settle balances between 91 and 180 days past due without credit loss. Accounts receivable that are more than 365 days past due are subject to a 100% expected credit loss rate as historical experience indicates that recoveries after 365 days are negligible, although enforcement and collection activities may continue. The gross carrying amount of an accounts receivable balance is written off (either partially or in full) against the allowance for expected credit losses only when the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery.

Movement in relation to allowance for expected credit losses are as follows:

	As of June 30,
	2025	2026	2026
	JPY’000	JPY’000	US$’000
Balance at the beginning of the year	27,805	54,511	335
Addition	26,706	149,852	922
Balance at the end of the year	54,511	204,363	1,257

The carrying amounts of accounts receivable are disclosed in note 6. The following tables present the gross carrying amounts and allowance for expected credit loss for accounts receivable based on days past due as of June 30, 2025 and 2026:

		As of June 30, 2025
		Gross carrying amount	Allowance for expected credit loss	Net carrying amount
	Expected loss rate	JPY’000	JPY’000	JPY’000
0 to 90 days	2.40%	885,712	(21,256)	864,456
91 to 180 days	5.39%	126,750	(6,837)	119,913
181 to 365 days	36.23%	47,440	(17,189)	30,251
Over 365 days	100.00%	9,229	(9,229)	—
Total		1,069,131	(54,511)	1,014,620

		As of June 30, 2026
		Gross carrying amount	Allowance for expected credit loss	Net carrying amount	Net carrying amount
	Expected loss rate	JPY’000	JPY’000	JPY’000	US$’000
0 to 90 days	2.48%	561,326	(13,897)	547,429	3,367
91 to 180 days	5.52%	532,758	(29,406)	503,352	3,095
181 to 365 days	44.95%	120,458	(54,149)	66,309	408
Over 365 days	100.00%	106,911	(106,911)	—	—
Total		1,321,453	(204,363)	1,117,090	6,870

Other receivables that are not past due make up majority of the receivables. For net investment in sublease, the Company assesses expected credit losses by considering the sublessees’ payment history, financial condition, forward-looking economic information and security deposits held. For the years ended June 30, 2024, 2025 and 2026, the Company has evaluated the lifetime ECL is minimal and there were no allowance for expected credit losses on other assets and net investment in sublease.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentration risk

The following table sets forth a summary of single customers who represent 10% or more of the Company’s revenue:

	For the years ended June 30,
	2024	2025	2026	2026
Customer A	18.97%	*	*	*

*	Less than 10%

The following table sets forth information as to each customer that accounted for more than 10% for account receivables as of June 30, 2025 and 2026:

	As of June 30,
	2025	2026
Customer A	13.53%	15.16%
Customer B	11.77%	20.57%

Liquidity risk

The liquidity risk refers to the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The Company’s objective is to maintain a minimum level and certain ratio of cash and cash equivalents. The strategy of the Company is to repay its obligations through the generation of cash income from operating activities.

In assessing its liquidity, the Company’s management monitor and analyze the Company’s cash and cash equivalents balances and its operating expenditure commitments. As of June 30, 2026, the Company’s cash and cash equivalents balances amounted to JPY119,654 thousand, current assets were JPY1,603,079 thousand, and current liabilities were JPY1,109,706 thousand. The Company generated JPY142,915 thousand cash from operating activities for the year ended June 30, 2024, and provided JPY197,484 and JPY 661,500 thousand of cash for operating activities for the years ended June 30, 2025 and 2026, respectively.

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months. There are several factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its products, economic conditions.

The Company maintains sufficient cash and cash equivalents, and internally generated cash flows to finance their activities and management is satisfied that funds are available to finance the operations of the Company.

Analysis of financial instruments by remaining contractual maturities

The following tables show the remaining contractual maturities at the end of the years presented of the Company’s non-derivative financial liabilities, which are based on contractual undiscounted cash flows:

	As of June 30, 2025
	JPY’000
	Carrying amount	Total	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years
Lease liabilities	1,131,103	1,152,824	388,800	304,506	172,928	119,272	101,518	65,800
Bank and other borrowings	882,841	882,841	116,150	110,618	101,594	95,800	80,784	377,895
Other payables and accruals	305,196	305,196	305,196	—	—	—	—	—
Accounts payable	271,083	271,083	271,083	—	—	—	—	—
Long-term payables	16,142	16,142	—	4,775	1,895	947	947	7,578
Total	2,606,365	2,628,086	1,081,229	419,899	276,417	216,019	183,249	451,273

	As of June 30, 2026
	JPY’000
	Carrying amount	Total	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years
Lease liabilities	1,013,876	1,035,103	380,171	244,505	184,264	120,113	79,600	26,450
Bank and other borrowings	345,761	345,761	85,284	71,258	65,464	50,448	38,034	35,273
Other payables and accruals	137,374	137,374	137,374	—	—	—	—	—
Accounts payable	200,728	200,728	200,728	—	—	—	—	—
Total	1,697,739	1,718,966	803,557	315,763	249,728	170,561	117,634	61,723

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Foreign currency risk

Currency risk arises from fluctuations in exchange rates on monetary assets and liabilities denominated in currencies other than the Company’s functional currency. Most of the Company’s transactions, assets and liabilities are denominated in JPY. The Company’s exposure to foreign currency risk primarily arises from its USD-denominated bank balance and cash flows from transactions denominated in USD.

The carrying amounts of the Company’s USD-denominated bank balance were nil and JPY2,468 thousand as of June 2025 and 2026, respectively.

The following table presents the effect on profit before income tax expenses of a 1% strengthening or weakening of USD against JPY, assuming all other variables remain constant. The analysis is based on the USD-denominated bank balance outstanding as of June 30, 2025 and 2026.

	For the years ended
	2025	2026	2026
US$ against JPY	JPY’000	JPY’000	US$’000
Strengthened	—	25	—
Weakened	—	(25)	—

Fair value estimation

Financial instruments measured at fair value

Fair value measurements are categorized within a three-level fair value hierarchy based on the observability of the inputs used in the valuation techniques. Level 1 represents quoted prices in active markets for identical assets or liabilities; Level 2 represents inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3 represents significant unobservable inputs. The valuation techniques and key inputs for the Company’s financial assets at FVTPL are disclosed in note 15 above.

	As of June 30, 2026
	Level 1	Level 2	Level 3	Total	Total
	JPY’000	JPY’000	JPY’000	JPY’000	US$’000
Financial assets at FVTPL	—	—	100,820	100,820	620

There were no transfers between Level 1, Level 2 and Level 3 during the year ended June 30, 2026.

The following table illustrates the sensitivity of the fair value of Investment A as of June 30, 2026 to reasonably possible changes in significant unobservable inputs. Each input is changed individually, with all other inputs held constant. A change of 100 basis points represents a change of one percentage point. The amounts represent increases or decreases in fair value relative to the base-case valuation.

Increase (decrease) in fair value
Significant unobservable inputs	JPY’000
Discount rate
+100 bps	(1,611)
-100 bps	1,949

Financial instruments not measured at fair value

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, bank and other borrowings, lease liabilities, contract liabilities, accounts payable and other payables are approximate to their fair values.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32.	SUBSEQUENT EVENTS

On August 10, 2026, the Company effected a 10-for-1 share consolidation of its ordinary shares and Series A preferred shares as detailed in note 30.

The Company evaluated all events and transactions that occurred after June 30, 2026 up through October 29, 2026, which is the date that these consolidated financial statements are available to be issued. Except for the above, there were no other material subsequent events that require disclosure in these consolidated financial statements.

33.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Schedule I has been provided pursuant to the requirements of Securities and Exchange Commission (“SEC”) Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of TryHard Holdings Limited’s (“the Parent Company”) consolidated subsidiaries as of June 30, 2026 exceeded the 25% threshold.

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

As of June 30, 2026, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

During the years ended June 30, 2024, 2025 and 2026, no cash dividends were either declared nor paid by the Company.

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed balance sheets

	As of June 30,
	2025	2026	2026
	JPY’000	JPY’000	US$’000
Assets
Current assets
Amount due from a subsidiary	—	356,274	2,191
Other current assets, net	4,909	586	3
Total current assets	4,909	356,860	2,194

Non-current assets
Interest in subsidiary	— *	—	—
Other non-current assets	(4,909)	—	—
Total non-current assets	(4,909)	—	—
Total assets	— *	356,860	2,194

Liabilities and shareholders’ equity
Current liabilities
Other payables and accruals	6,079	—	—
Total current liabilities	6,079	—	—
Total liabilities	6,079	—	—

Shareholders’ (deficit) equity
Ordinary shares (par value of US$0.0002 per share; 2,250,000,000 ordinary shares authorized, 4,875,000 and 5,004,661 ordinary shares issued and outstanding as of June 30, 2025 and 2026, respectively)**	157	161	1
Series A Preferred Shares (par value of US$0.0002 per share; 250,000,000 Series A Preferred Shares authorized, 200,000 Series A Preferred Shares issued and outstanding as of June 30, 2025 and 2026, respectively)**	6	6	—	*
Share subscription receivable	(6)	(6)	—	*
Merger reserve	(157)	413,273	2,541
Accumulated deficit	(6,079)	(56,574)	(347)
Total shareholders’ (deficit) equity	(6,079)	356,860	2,194
Total liabilities and shareholders’ (deficit) equity	— *	356,860	2,194

*	Less than JPY1,000 or US$1,000
**	Giving retroactive effect to a share consolidation ratio of 10-to-1 on August 10, 2026 (Note 30)

Condensed statements of loss

	For the years ended June 30,
	2024		2025	2026	2026
	JPY’000		JPY’000	JPY’000	US$’000
Operating expenses
General and administrative expenses	—	*	(6,079)	(50,495)	(311)
Total operating expenses	—	*	(6,079)	(50,495)	(311)
Loss before income taxes	—	*	(6,079)	(50,495)	(311)
Income tax expense	—	*	—	—	—
Net loss	—	*	(6,079)	(50,495)	(311)

*	Less than JPY1,000 or US$1,000

TRYHARD HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed statements of cash flows

	For the years ended June 30,
	2024		2025		2026		2026
	JPY’000		JPY’000		JPY’000		US$’000
Cash flows from operating activities
Loss before income taxes	—	*	(6,079)		(50,495)		(311)
Adjustments for:
Other receivable	—	*	—		4,323		27
Other payables and accruals	—	*	6,079		19,313		119
Net cash used in operating activities	—	*	—	*	(26,859)		(165)

Net cash used in investing activities	—	*	—	*	—	*	—	*

Cash flows from financing activities
Amount due from a subsidiary	—		—		(356,274)		(2,191)
Proceeds from IPO	—		—		649,837		3,996
Proceeds from issuance of ordinary shares					(266,704)		(1,640)
Cash flows from financing activities	—	*	—	*	26,859		165
Net change in cash and cash equivalents	—	*	—	*	—	*	—	*
Cash and cash equivalents at the beginning of the year	—	*	—	*	—	*	—	*
Cash and cash equivalents at the end of the year	—	*	—	*	—	*	—	*

*	Less than JPY1,000 or US$1,000

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document
1.1	Amended Memorandum of Association and Amended and Restated Articles of Association
2.1	Description of Securities
8.1	List of Subsidiaries
11.1	Code of Business Conduct and Ethics
12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

81

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: October 29, 2026

TryHard Holdings Limited

By:	/s/ Rakuyo Otsuki
Name:	Rakuyo Otsuki
Title:	Chief Executive Officer (Principal Executive Officer)

By:	/s/ Kwok Ho Yin
Name:	Kwok Ho Yin
Title:	Chief Financial Officer (Principal Financial Officer)

82